Exhibit 99.1

URC:TSX-V | UROY:NASDAQ

ANNUAL INFORMATION FORM

for the fiscal year ended April 30, 2021

July 28, 2021

URANIUM ROYALTY CORP.

1830 – 1030 West Georgia Street, Vancouver, British Columbia, Canada V6E 2Y3

TABLE OF CONTENTS

INTRODUCTORY NOTES	1
Currency Presentation and Exchange Rate Information	1
Cautionary Statement Regarding Forward-Looking Information	1
Technical and Third Party Information	4
Note Regarding Mineral Reserve and Resource Estimates	4
GLOSSARY	5
CORPORATE STRUCTURE	6
Name, Address and Incorporation	6
Intercorporate Relationships	6
GENERAL DEVELOPMENT OF THE BUSINESS	6
DESCRIPTION OF THE BUSINESS	10
General	10
Business Strategy	11
Summary of Royalty and Other Interests	15
Competitive Conditions	18
Regulation	19
Employees	20
Foreign Operations	20
THE URC ASSET PORTFOLIO	20
Yellow Cake Strategic Investment and Uranium Option	21
Royalty Interests	23
Mineral Reserve and Resource Estimates	43
RISK FACTORS	45
DIVIDENDS AND DISTRIBUTIONS	57
DESCRIPTION OF CAPITAL STRUCTURE	57
MARKET FOR SECURITIES	58
Trading Price and Volume	58
Prior Sales	59
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	60
DIRECTORS AND OFFICERS	60
Name, Occupation and Security Holding	60
Cease Trade Orders, Bankruptcies, Penalties and Sanctions	61
Conflicts of Interest	61
AUDIT COMMITTEE	62
Audit Committee	62
Audit Committee Charter	62
Composition of the Audit Committee	62
Relevant Education and Experience	62
Audit Committee Oversight	63
Reliance on Certain Exemptions	63
Pre-Approval Policies and Procedures	63
External Auditor Service Fees	63
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	63
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	64
TRANSFER AGENTS AND REGISTRARS	64
MATERIAL CONTRACTS	64
INTERESTS OF EXPERTS	64
ADDITIONAL INFORMATION	64

APPENDIX “A” – Additional Technical Disclosure

APPENDIX “B” – Audit Committee Charter

(i)

INTRODUCTORY NOTES

References to “we”, “our”, “us”, the “Company” or “URC” in this annual information form (this “Annual Information Form”) is to the consolidated operations of Uranium Royalty Corp. and its subsidiaries.

Unless otherwise indicated, the information in this Annual Information Form is given as of the date of this Annual Information Form.

Currency Presentation and Exchange Rate Information

Our reporting currency is the Canadian dollar. Unless otherwise noted, financial information and amounts contained in this Annual Information Form are in Canadian dollars and references herein to “$” are to Canadian dollars. References herein to “US$” are to U.S. dollars; references herein to “A$” are to Australian dollars; and references herein to “£” are to UK pounds sterling.

The table below sets out the high and low rates of exchange for one U.S. dollar and one UK pound sterling, respectively, expressed in Canadian dollars during each of the periods noted, the average rates of exchange during such periods and the rates of exchange in effect at the end of such periods, each based on the daily exchange rate reported by the Bank of Canada for conversion of U.S. dollars and UK pounds sterling into Canadian dollars.

	Year ended April 30,
	2021	2020
Canadian dollars per U.S. dollar
Highest rate during the period	1.4124	1.4496
Lowest rate during the period	1.2285	1.2970
Average rate during the period	1.3088	1.3365
Rate at the end of the period	1.2285	1.3910
Canadian dollars per UK pound sterling
Highest rate during the period	1.7764	1.7835
Lowest rate during the period	1.6807	1.5955
Average rate during the period	1.7254	1.6915
Rate at the end of the period	1.7003	1.7476

Cautionary Statement Regarding Forward-Looking Information

Certain statements contained in this Annual Information Form constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date hereof. In addition, this Annual Information Form may contain Forward-Looking Statements attributed to third party industry sources. Without limitation, this Annual Information Form contains Forward-Looking Statements pertaining to the following:

●	the potential benefits of recent acquisitions;
●	the impacts of the novel coronavirus (“COVID-19”) on the business of the Company and the operators of the projects underlying its projects the ongoing operation of the properties in which the Company holds or may hold uranium interests;
●	statements with respect to future events or future performance;
●	the impact of general business and economic conditions;
●	future debt levels, financial capacity, liquidity and capital resources;
●	anticipated future sources of funds to meet working capital requirements;
●	future capital expenditures and contractual commitments;
●	expectations respecting future financial results;
●	expectations with respect to the Company’s financial position;
●	expectations regarding the Company’s growth and results of operations;
●	the Company’s dividend policy;
●	conditions, trends and practices pertaining to the uranium industry and other industries in which uranium is used;
●	the financial and operational strength of counterparties;
●	production volumes;
●	mineral resources and mine life;
●	governmental regulatory regimes with respect to environmental matters; and
●	governmental taxation regimes.

With respect to Forward-Looking Statements contained in this Annual Information Form, assumptions have been made regarding, among other things, the following:

●	the anticipated impact of completed acquisitions on the Company’s business;
●	market prices of uranium;
●	global economic and financial conditions;
●	demand for uranium;
●	uranium supply;
●	industry conditions;
●	the impacts of the COVID-19 on the business of the Company and the operators of the projects underlying its projects;
●	the ongoing operation of the properties in which the Company holds or may hold uranium interests; and
●	the accuracy of public statements and disclosure made by the owners or operators of the properties underlying the Company’s interests.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of, among other things, the risk factors set forth below and included elsewhere in this Annual Information Form, including the following:

●	any inability to realize on the benefits of recent acquisitions;
●	dependence on third party operators;
●	the Company has limited or no access to data or the operations underlying its interests;
●	risks faced by owners and operators of the properties underlying the Company’s interest;
●	the Company is dependent on future payments from owners and operators of its royalty and other interests;
●	volatility in market prices and demand for uranium and the market price of the Company’s other investments;
●	risks related to epidemics, pandemics and other health crises including COVID-19;
●	fluctuations in the market prices of the Company’s investments;
●	commodities price risks;
●	risks associated with future acquisitions;
●	effects of competition and pricing pressures;
●	changes in general economic, financial, market and business conditions in the industries in which uranium is used;
●	the impact of COVID-19 on the Company and global markets;
●	risks related to mineral reserve and mineral resource estimates, including rate and timing of production differences from resource and reserve estimates;
●	the impact of project costs on profit based royalties, such as NPIs;
●	risks related to the public acceptance of nuclear energy in relation to other energy sources;
●	alternatives to and changing demand for uranium;
●	the absence of any public market for uranium;
●	changes in the technologies pertaining to the use of uranium;
●	changes in legislation, including permitting and licensing regimes and taxation policies;
●	actual results differing materially from management estimates and assumptions;
●	fluctuations in the value of the Canadian dollar;
●	risks relating to buy-back and similar rights held by the operators of the Company’s interests;
●	royalties, streams and similar interests may not be honoured by operators of a project;
●	any inability of the Company to obtain necessary financing when required on acceptable terms or at all;
●	risks related to the competitive nature of the royalty and streaming business;
●	regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
●	influence of macroeconomic developments;
●	reduced access to debt and equity capital;
●	risks related to interest rate fluctuations and foreign exchange rate fluctuations;
●	any inability of the Company to execute its growth strategy;
●	any inability to attract and retain key employees;
●	litigation;
●	title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	risks associated with First Nations land claims;
●	potential conflicts of interests;
●	any inability to ensure compliance with anti-bribery and anti-corruption laws;
●	any future expansion of the Company’s business activities;
●	any failure to maintain effective internal controls;
●	risks and hazards associated with the business of development and mining on any of the properties in which the Company holds or may hold royalties, streams or similar interests, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave ins, flooding and other natural disasters; and
●	the other factors discussed under “Risk Factors”.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information. Forward-looking information is based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to forward-looking information.

The risk factors referenced herein should not be construed as exhaustive. Except as required under applicable laws, the Company undertakes no obligation to update or revise any Forward-Looking Statements. An investment in the Company is speculative and involves a high degree of risk due to the nature of our business and the present state of exploration of our projects.

Please carefully consider the risk factors set out herein under “Risk Factors”, starting at page 3 of this Annual Information Form.

Technical and Third Party Information

This Annual Information Form includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Except where otherwise stated, the disclosure herein relating to properties underlying the Company’s interests is based primarily on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information, and there can be no assurance that such third party information is complete and accurate. In addition, such publicly available information may relate to a larger property area than that covered by the Company’s interests. Additionally, the Company has, and may from time to time, receive operating information from the owners and operators of these properties, which it is not permitted to disclose to the public.

As of the date of this Annual Information Form, the Company considers its royalty interest in the McArthur River Project, Waterbury Lake / Cigar Lake Project and the Roughrider Project (each as defined herein), each located in Saskatchewan, Canada as its material properties for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). See “General Development of the Business – McArthur River and Cigar Lake Royalty Acquisitions”.

Note Regarding Mineral Reserve and Resource Estimates

This Annual Information Form has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this Annual Information Form have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with NI 43-101 and the CIM classification system or JORC, as applicable. NI 43-101 is a rule developed by the Canadian securities regulatory authorities, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits disclosure of a “historical estimate” (as defined in NI 43-101) using historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

Standards for reporting reserves and resources under Canadian securities laws, including NI 43-101, differ significantly from the standards under United States securities laws, and resource information contained in this Annual Information Form may not be comparable to similar information disclosed by U.S. companies.

The U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 has been replaced. The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. However, if the Company either ceases to be a “foreign private issuer” or ceases to be entitled to file reports under the multijurisdictional disclosure system (“MJDS”), then the Company will be required to provide disclosure on its mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure the Company provides on its mineral properties may be different from the disclosure that the Company would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign private issuer under the SEC Modernization Rules.

As a result of the adoption of the SEC Modernization Rules, the SEC will recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards. United States investors are cautioned that while terms are substantially similar to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

In addition to NI 43-101, certain resource estimates disclosed in this Annual Information Form have been prepared in accordance with JORC, which differs from the requirements of NI 43-101 and United States securities laws.

GLOSSARY

Unless the context otherwise requires, when used in this Annual Information Form, the defined technical terms and abbreviations below shall have the meanings ascribed thereto. Words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum.

“CIM Definitions Standards” means the CIM Definition Standards on Mineral Resources and Reserves adopted by the CIM council on November 27, 2010, or the CIM Definition Standards on Mineral Resources and Reserves adopted by the CIM council on May 10, 2014, as applicable in the context used.

“eU3O8” or “U3O8 equivalent” means radiometric equivalent U3O8.

“GORR” means gross overriding royalty, a form of royalty based on the total revenue stream from the sale of production from the property, which can sometimes include deductions.

“GPR” means gross proceeds royalty, a form of royalty based on the total revenue stream from the sale of production from the property, which can sometimes include deductions.

“GRR” means gross revenues royalty, a form of royalty based on the total revenue stream from the sale of production from the property, which can sometimes include deductions.

“ISR” means in-situ recovery, one of two primary extraction methods currently used to extract uranium from underground.

“JORC” or “JORC Code” means the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

“Mlbs” means millions of pounds.

“NPI” means net profit interest, a form of royalty based on the profit realized after deducting costs related to production.

“NSR” means net smelter returns royalty, a form of royalty based on the value of production or net proceeds received by the operator from a smelter or refinery.

“ppm” means parts per million.

“PR” means production royalty, a form of royalty based on metal produced, often at a predetermined fixed price.

“U3O8”means triuranium octoxide, a compound of uranium that is converted to UF6 for the purpose of uranium enrichment.

“UF6” means uranium hexafluoride, a compound used in the uranium enrichment process that produces fuel for nuclear reactors and nuclear weapons.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Canada Business Corporations Act (the “CBCA”) on April 21, 2017, under the name “Uranium Royalty Corp.”

The Company’s head office is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 2Y3 and its registered and records offices are located at 925 West Georgia Street, Suite 1000, Vancouver, British Columbia V6C 3L2.

The Company’s common shares without par value (the “URC Shares” or the “Common Shares”) and its common share purchase warrants, each of which is exercisable into one URC Share at an exercise price of $2.00 per share until December 6, 2024 (the “Warrants”), are listed on the TSX Venture Exchange (the “TSX-V”) under the symbols “URC” and “URC.WT”, respectively. Effective April 28, 2021, the Common Shares are also listed on the Nasdaq under the stock symbol “UROY”.

Intercorporate Relationships

The Company has one wholly-owned subsidiary, being Uranium Royalty (USA) Corp. (“URC USA”), a corporation incorporated under the laws of Delaware on October 24, 2018.

GENERAL DEVELOPMENT OF THE BUSINESS

Key aspects of the development of the Company’s business since its incorporation in 2017 are discussed below.

$25 million Bought Deal Offering

On May 20, 2021, the Company completed a public offering of 6,100,000 Common Shares (the “Offered Shares”) at a price of $4.10 per Offered Share (the “Offering Price”) for gross proceeds of $25,010,000 (the “May Offering”). The May Offering was conducted by way of a short form prospectus dated May 18, 2021, through a syndicate of underwriters led by BMO Nesbitt Burns Inc., and included Canaccord Genuity Corp., H.C. Wainwright & Co., LLC, TD Securities Inc. and Paradigm Capital Inc. (collectively, the “Underwriters”).

Pursuant to an underwriting agreement dated May 10, 2021, among the Company and the Underwriters, the Company granted the Underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the May Offering, to purchase up to an additional 15% of the number of Offered Shares sold under the May Offering to cover over-allotments, if any, and for market stabilization purposes.

The Company intends to use the net proceeds of the May Offering to fund future purchases of royalties, streams and similar interests and purchases of physical uranium, and for working capital.

Uranium Energy Corp. (“UEC”), an insider of the Company, purchased 1,000,000 Offered Shares, representing 16.39% of the number of Offered Shares. UEC acquired such Offered Shares, on the same terms as the May Offering, in order to retain its proportionate ownership interest in the Company. After completion of the May Offering, UEC holds approximately 18.12% of the issued and outstanding Common Shares of the Company.

McArthur River and Cigar Lake Royalty Acquisitions

On May 7, 2021, pursuant to an amended and restated royalty purchase agreement, dated effective, February 10, 2021 (the “Royalty Purchase Agreement”) among the Company, Reserve Minerals Inc. and Reserve Industries Corp. (collectively, the “Royalty Vendors”) the Company acquired: (i) a 1% GORR on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano Canada Inc. (“Orano”) on the McArthur River Project (the “McArthur River Project”) located in Saskatchewan, Canada (the “McArthur River Royalty”); (ii) a 10% to 20% sliding scale NPI royalty on a 3.75% share of overall uranium production, drawn from Orano’s approximate 37.1% ownership interest in the Waterbury Lake / Cigar Lake Project (the “Waterbury Lake / Cigar Lake”) located in Saskatchewan, Canada (the “Cigar Lake Royalty”); and (iii) an option to purchase the 20% NPI on a 7.5% share of overall uranium production from the project lands that comprise the early exploration stage Dawn Lake Project, which are adjacent to portions of the Waterbury Lake / Cigar Lake Project. For both the Waterbury Lake / Cigar Lake royalty and Dawn Lake royalty option, the royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake Projects (Cameco has reported 93 Mlbs production to date from the Cigar Lake mine) (collectively, the “Royalty Acquisitions”).

The consideration paid by the Company under the Royalty Purchase Agreement was $16.3 million, which was satisfied by the Company by paying to the Royalty Vendors approximately $12.1 million (US$10.0 million) in cash and issuing to the Royalty Vendors 970,017 Common Shares.

The cash portion of the consideration was partially funded through a drawdown of $6.3 million (US$5.2 million) on the BMO Credit Facility (as defined herein).

See “The URC Asset Portfolio – Royalty Interests” for further information.

BMO Credit Facility

On May 7, 2021, the Company entered into a margin loan agreement with the Bank of Montreal (the “BMO Margin Loan Agreement”) which provides for a margin loan facility of up to $12 million (US$10 million) (the “BMO Credit Facility”). The BMO Credit Facility is subject to an interest rate of 3-month USD LIBOR plus 5.50% per annum and customary margin requirements, and is secured by a pledge of all the shares of Yellow Cake held by the Company. The BMO Credit Facility matures on the earlier of: (i) May 5, 2023; or (ii) the early payment date on which the outstanding loan amount is fully and finally paid and is subject to customary margin requirements, with margin calls being triggered in the event, among other things, that the loan-to-value ratio is at or above 50%. The Company is currently in compliance with its covenants under the BMO Credit Facility.

Acquisition of Uranium under Yellow Cake Agreement

On April 28, 2021, the Company completed its initial exercise of its option under the Yellow Cake Agreement and acquired 348,068 pounds of U3O8 at a price of US$28.73 per pound for US$10.0 million ($12.4 million). The Company took delivery of such U3O8 by book transfer at the Blind River and Port Hope facilities of Cameco Corporation (“Cameco”) located in Canada.

See “The URC Asset Portfolio – Yellow Cake Strategic Investment and Uranium Option”

IPO, TSX-V Listing and other Equity Financings

On December 6, 2019, the Company announced that it had completed its initial public offering (the “IPO”) and listing on the TSX-V. The IPO consisted of the issuance of 20,000,000 units of the Company (the “Units”) at a price of $1.50 per unit for gross proceeds of $30,000,000. Each unit was comprised of one URC Share and one Warrant, with each Warrant entitling the holder thereof to acquire a Common Share at an exercise price of $2.00 per share until December 6, 2024. Pursuant to an over-allotment option granted to the agents under the IPO by the Company, on December 17, 2019 and December 23, 2019, the Company issued an aggregate of 861,000 additional Warrants pursuant to the exercise of such option by the agents, for gross proceeds of $215,250.

Prior to the completion of the IPO, the Company completed private placement offerings to raise aggregate gross proceeds of $22,834,194, as set out in the table below.

Date	Price per security	Security		Gross Proceeds
July 12, 2017	$0.10	9,000,000 URC Shares		$900,000
September 8, 2017	$0.25	3,500,000 URC Shares		$875,000
October 17, 2017	$0.50	1,320,000 URC Shares		$660,000
July 3, 2018	$1.00	3,950,250 URC Shares		$3,950,250
August 8, 2018	$1.00	11,074,688 URC Shares		$11,074,688
March 18, 2019	$1.50	1,349,503 Special Warrants	(1)	$2,024,255
June 26, 2019	$1.50	500,000 Special Warrants	(1)	$750,000
August 26, 2019	$1.50	1,333,334 Special Warrants	(1)	$2,000,001
October 10, 2019	$1.50	400,000 Special Warrants	(1)	$600,000

Note:

(1)	Each special warrant subsequently converted into a URC Share for no additional consideration by the holder thereof.

Strategic Investment in Yellow Cake

On June 7, 2018, the Company entered into a subscription agreement with Yellow Cake plc (“Yellow Cake”) (as amended, the “Yellow Cake Agreement”) in relation to, among other things, a strategic investment by the Company in Yellow Cake. This strategic investment provided the Company an option to acquire physical uranium. Yellow Cake’s ordinary shares are listed on the Alternative Investment Market of the London Stock Exchange (the “AIM”). See “The URC Asset Portfolio – Yellow Cake Strategic Investment and Uranium Option”.

Sprott Credit Facility

On July 3, 2018, the Company entered into a credit agreement with Sprott Resource Lending Corp., as agent, Sprott Resource Lending Corp., as security agent, and Sprott Resource Holdings Inc., Sprott Resource Lending Corp., Term Oil Inc. and Nature Resource Income Investing Limited Partnership, as original lenders (as amended, the “Sprott Credit Agreement”). Pursuant to the Sprott Credit Agreement, the Company was provided with a senior secured credit facility in the principal amount of US$17.5 million (the “Sprott Credit Facility”). The facility was fully drawn down by the Company on July 3, 2018, in connection with the completion of its investment in Yellow Cake. On December 31, 2018, the Company utilized part of the proceeds from the BMO Credit Facility (as defined below) to repay US$9.8 million, being the total outstanding principal and all accrued interest under the Sprott Credit Facility, as of such date. Pursuant to the Sprott Credit Agreement, the Company paid an incentive fee of US$500,000 to the lenders thereunder by issuance of 500,000 incentive units comprised of one URC Share and one common share purchase warrant, which warrants have an exercise price of $1.40 per share and have a five year term.

The 2018 BMO Credit Facility

On December 31, 2018, the Company entered into a credit agreement with Bank of Montreal, as lender, and BMO Nesbitt Burns Inc., as calculation agent and custodian (as amended, the “2018 BMO Margin Loan Agreement”). Pursuant to the BMO Credit Agreement, the lender thereunder provided the Company with a senior secured credit facility in the principal amount of US$11.0 million (the “2018 BMO Credit Facility”). The facility was fully drawn down by the Company on December 31, 2018, to repay amounts outstanding under the Sprott Credit Facility and the balance was used for general working capital purposes. The 2018 BMO Credit Facility incurred interest at an annual rate equal to LIBOR (as defined in the 2018 BMO Margin Loan Agreement) plus 5.00% and was secured against the Company’s shares of Yellow Cake and any cash deposited to the margin account thereunder pursuant to its terms. The 2018 BMO Credit Facility was repaid on completion of the IPO.

Pre-IPO Royalty and Option Acquisitions

Prior to, and concurrently with the completion of the IPO in December 2019, the Company completed the following acquisitions:

●	On February 7, 2018, the Company acquired an option (the “Diabase Option”) to purchase a royalty equal to 3.0% of the sales of minerals from a portion of the Diabase Project located in Saskatchewan, Canada (the “Diabase Project”) from the holder thereof. The option was acquired pursuant to a purchase agreement between the Company, Nuinsco Resources Limited, Uranium Energy Corp. (“UEC”) and Mrs. Isabelle Clark dated January 31, 2018. The Company paid the holder of the Diabase Royalty $125,000 in connection with the original grant of the option and may exercise the Diabase Option to acquire the Diabase Royalty at any time until February 7, 2022, for an exercise price of $1,750,000, payable in cash.

●	On November 23, 2018, the Company entered into an option purchase agreement with Mega Uranium Ltd. and Mega Royalty Holdings Pty Ltd. (“Mega”) to acquire a production royalty on the Langer Heinrich Mine (the “Langer Heinrich Mine”) located in Namibia, Africa. The royalty is comprised of a PR of A$0.12 per kilogram of yellowcake (U3O8) produced from the Langer Heinrich Mine and sold by Paladin Energy Ltd. (“Paladin”) and Paladin Energy Metals Ltd. (the “Langer Royalty”). The Company issued to Mega 750,000 URC Shares as consideration for such option. In June 2019, the Company exercised this option, issuing 1,354,167 special warrants of the Company to Mega as the exercise price thereunder. Each such special warrant converted into a URC Share on October 28, 2019 with no further consideration.

●	On December 4, 2018, the Company, through its wholly-owned subsidiary, URC USA, acquired the following royalties: (i) a 1.0% NSR uranium royalty (the “Anderson Royalty”) on the Anderson Project located in Arizona, USA (the “Anderson Project”); (ii) a 1.0% NSR uranium royalty (the “Slick Rock Royalty”) on the Slick Rock Project located in Colarado, USA (the “Slick Rock Project”); and (iii) a 1.0% NSR uranium royalty (the “Workman Creek Royalty”) on the Workman Creek Project located in Arizona, USA (the “Workman Creek Project”) pursuant to a royalty purchase agreement between URC and UEC dated August 20, 2018 (as amended, the “UEC Agreement”). Pursuant to the UEC Agreement, the royalties were issued and granted by UEC to URC USA in consideration for 12,000,000 URC Shares.

●	On March 5, 2019, the Company and URC USA entered into an asset purchase agreement with Westwater Resources, Inc., pursuant to which on August 30, 2019, it acquired: (i) a 4.0% net returns royalty on the Church Rock Project (the “Church Rock Project”) located in New Mexico, USA (the “Church Rock Royalty”); (ii) a royalty equal to 30% of net proceeds received by the payor from the sale of minerals, less certain deemed production costs on a portion of the Dewey-Burdock Project (the “Dewey-Burdock Project”) located in South Dakota, USA (the “Dewey-Burdock Royalty”); (iii) a royalty equal to 4.0% of the gross income from certain portions of the Lance Project (the “Lance Project”) located in Wyoming, USA (the “Lance Royalty”); (iv) a royalty equal to 4.0% of the gross value from the sale of U3O8 produced from a portion of the Roca Honda Project (the “Roca Honda Project”) located in New Mexico, USA (the “Roca Honda Royalty”); and (v) a promissory note issued by Laramide Resources Ltd. (“Laramide”) that had a principal amount outstanding of US$2.0 million (the “Laramide Promissory Note”). URC paid Westwater US$2.75 million in cash for these assets on closing. The Laramide Promissory Note was repaid by Laramide in January 2020.

●	On April 24, 2019, URC USA entered into a royalty purchase agreement with Pacific Road Resources Reno Creek Cayco 1 Ltd., Pacific Road Resources Reno Creek Cayco 2 Ltd, Pacific Road Resources Reno Creek Cayco 3 Ltd, Pacific Road Resources Reno Creek Cayco 4 Ltd and Reno Creek Unit Trust, pursuant to which on completion of the IPO it acquired a 0.5% NPI royalty with a maximum amount payable thereunder of US$2.5 million on a portion of the Reno Creek Project (the “Reno Creek Project”) located in Wyoming, USA (the “Reno Creek Royalty”) for cash consideration of US$225,000.

●	On September 30, 2019, the Company entered into a royalty purchase agreement with Altius Minerals Corporation and Altius Royalty Corp. (“Altius”) pursuant to which on completion of the IPO it acquired a 2.0% GRR on uranium recovered from the Michelin Project (the “Michelin Project”) located in Newfoundland, Canada (the “Michelin Royalty”). The consideration paid by the Company on completion of this transaction was $4,250,000, which was satisfied through the issuance of 2,833,332 units at a price of $1.50 per unit, with each unit comprised of one URC Share and one Warrant.

●	On October 4, 2019, the Company entered into the amended and restated royalty purchase agreement with certain vendors pursuant to which on completion of the IPO the Company acquired a 1.97% NSR royalty on the Roughrider Project located in Saskatchewan, Canada (the “Roughrider Royalty”). The consideration paid by the Company to the vendors on completion of this transaction was $5.9 million, of which 50% was paid in cash and 50% was satisfied by issuing 1,969,964 units comprised of one URC Share and one Warrant.

See “The URC Asset Portfolio – Royalty Interests” for further information regarding the foregoing royalty interests.

COVID-19 Pandemic

The Company continues to closely monitor the ongoing COVID-19 pandemic. While governments have commenced vaccination programs, the COVID-19 pandemic continues to result in widespread global infections and fatalities, market volatility and impact global economic activity. In the last fiscal year, numerous governments implemented measures, such as travel bans, quarantines, business closures, shelter-in-place and other restrictions, including restrictions that impact mineral exploration and development and mining activities in many jurisdictions. Despite reductions in such measures and the current vaccination programs instituted by many governments, there remains significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for uranium, on the operations of the projects underlying the Company’s interests, on the Company’s employees and on global financial markets.

The Company cannot currently predict whether the recent emergence of new strains or continued infections or fatalities may cause governments to re-impose some or all prior or new restrictive measures, including business closures. Continuing effects of the pandemic, including variants of the virus, could result in negative economic effects and significant negative impacts on uranium demand and pricing, which could have a material adverse impact on the Company’s results of operations and financial condition.

In response to COVID-19, the Company took actions to augment its safety protocols, protect its employees and strengthen its balance sheet in response to the pandemic. These measures have included instituting work from home protocols and, between May 1, 2020 and October 31, 2020, the Company reduced management and directors’ fees to preserve resources in the face of the economic uncertainty resulting from the COVID-19 pandemic. Given the nature of the Company’s operations, the pandemic has had relatively little direct impact on the Company’s day-to-day operations. However, restrictions and measures instituted by various governments around the world have significantly reduced the ability of the Company’s personnel and advisors to travel and visit projects in connection with the review of potential acquisitions.

Pursuant to the Royalty Purchase Agreement, the Company acquired a royalty interest on the Waterbury Lake / Cigar lake Project. Production at the Cigar Lake mine was temporarily suspended by Cameco twice in 2020 due to precautionary measures taken with the increasing risks posed by the COVID-19 pandemic. An initial suspension was announced in March 2020 with the operations moving to care and maintenance in April. In September 2020, the Cigar Lake mine was safely restarted. Cameco announced in December 2020 that production at the Cigar Lake mine was temporarily suspended again as a precautionary measure with a negative trend in the pandemic in Saskatchewan which created increased uncertainty for the continuous operation of the mine due to access to qualified operational personnel. As a result of the suspensions in production, Cameco has also stated it had experienced delays and deferrals in project work, including lower capital expenditures, which introduces potential risk to the production rate in 2022. Between May 13 and May 18, 2021, Cameco made a series of announcements of positive COVID tests at the Cigar Lake operation, citing that a total of five workers had tested positive at the site. Site-wide testing was announced on May 24, identifying a total of nine individual that tested positive out of 294 tests. On May 28, 2021, Cameco announced that a vaccination program had been initiated at site, and that a further three positive tests had been returned during routine testing. Cameco did not announce any impact to production at the site as a result of the outbreak, indicating that the site continued to operate safely. In its management's discussion and analysis for the three and six months ended June 30, 2021, Cameco stated that the potential for post pandemic impacts on construction materials, equipment and labour remains uncertain and could further exacerbate production risk in future years.

To date, other than as disclosed herein, most of the operators of the projects underlying the Company’s interests have not disclosed any material impact from the COVID-19 pandemic on the projects underlying such interests. However, many of such operators have disclosed cost-cutting measures and operational changes to protect employees, with many operators enacting remote working protocols. See “Risk Factors” for further information.

DESCRIPTION OF THE BUSINESS

General

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. The Company’s strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current historically low uranium pricing environment. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and the board of directors of the Company (the “Board”) to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

With respect to uranium royalties, streams and similar interests, the Company intends to accumulate and manage a portfolio of geographically diversified uranium interests that may be acquired directly from mine operators, as well as third party holders of existing royalties, across the spectrum of project stages, from grassroots exploration to production. In evaluating such transactions, the Company utilizes a disciplined approach to manage its fiscal profile. See “– Business Strategy”. While not its primary strategy, the Company may also, from time to time, acquire direct interests in uranium projects with a view to ultimately entering into a transaction to convert such interests into royalties, streams or similar interests over the long-term.

Business Strategy

URC’s long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and holding physical uranium from time to time. In executing this strategy, the Company seeks interests that provide it direct exposure to uranium prices, without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium.

In addition to its existing portfolio of royalties and its strategic investment in Yellow Cake, the Company’s primary focus is to identify, evaluate and acquire the following:

●	royalties in uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;

●	uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production;

●	off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products; and

●	direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third party holders. The Company may also seek to acquire direct joint venture or other interests in existing uranium projects, where such interests would provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

Additionally, URC may seek to acquire interests in physical uranium from time to time, including through its strategic relationship with Yellow Cake. See “The URC Asset Portfolio – Yellow Cake Strategic Investment and Uranium Option”.

Uranium Uses and Production Process

The predominant use for uranium is as a fuel for nuclear power plants. Through the process of nuclear fission, the uranium isotope U-235 can undergo a nuclear reaction whereby its nucleus is split into smaller particles. This process releases significant amounts of energy, creating heat to generate steam to spin a turbine, and is the basis of power generation in the nuclear power industry.

Uranium has other commercial uses in the fields of medical diagnosis, agriculture, carbon dating and other industries. However, the volume of demand generated by these uses is very small compared to nuclear power generation. Uranium is also used as a feedstock for over 200 private nuclear reactors, which are operated for research purposes and the production of isotopes for commercial uses. Uranium is also the propulsion fuel source for nuclear-powered aircraft carriers, submarines and ice-breaking vessels.

Uranium Production Process

There are three main uranium mining processes:

(i)	Conventional - Open Pit Mining – This method of mining involves removal of the rock and soil over the economic ore using various types of heavy equipment and often drilling and explosive blasting methods, resulting in an open pit. The rock ore is removed by surface equipment and processed in order to access the minerals. This method is generally used where the ore is close enough to surface to make this method economical, especially in uranium mines with lower grades, but larger tonnages of ore.

(ii)	Conventional - Underground Mining – Mineral deposits that cannot be economically mined using surface mining techniques may require mining by underground methods. Underground methods are quite diverse in their techniques, due to the various sizes, shapes and orientations of underground ore bodies. This method typically uses vertical mine shafts and horizontal development tunnels. The method of extraction can vary and include open stoping, cut and fill and caving methods. In some uranium mines, a lack of geotechnical stability can result in the requirement to freeze the ore body and utilize more specialized mining methods.

Source: Atlas Copco – Mining Methods in Underground Mining, 2007

(iii)	ISR Mining - In situ recovery, or “ISR”, involves leaving the ore where it is in the ground, and recovering the minerals from it by dissolving them and pumping the pregnant solution to the surface where the minerals can be recovered. Consequently, there is little surface disturbance and no tailings or waste rock generated. Uranium in situ leaching uses the native groundwater in the orebody which is fortified with a complexing agent and in most cases an oxidant. It is then pumped through the underground orebody to recover the minerals in it by leaching. Once the pregnant solution is returned to the surface, the uranium is recovered in much the same way as in any other uranium processing plant (mill).

Source: WNA website – In-situ Leach Mining of Uranium, courtesy of Heathgate Resources

An estimated 50% of current global annual uranium production is generated from ISR mining. ISR mining generally requires lower start-up costs than conventional mining operations and involves relatively lower cash costs for inputs such as labor, machinery and maintenance.

After uranium is mined and recovered, uranium ore is processed and milled to produce U3O8 concentrates. The ore from open pit or underground methods is crushed, pulverized and ground into a fine slurry. Chemicals are added through a series of processing steps to separate and concentrate the uranium. These U3O8 concentrates generally contain 80% – 90% U3O8. The resulting U3O8 is converted to UF6 (or for Candu-type reactors, to UO2).

In order to convert U3O8 to UF6, uranium concentrates are shipped to a uranium conversion facility where such conversion takes place. At temperatures greater than 56°C, UF6 becomes a gas and can be enriched in centrifuges to produce fuel for the majority of reactors. Following the production of UF6, enrichment and fuel fabrication are the next steps before the nuclear fuel is ready for loading into a nuclear reactor.

The figure below provides a general illustration of the nuclear fuel cycle.

Source: U.S. Energy Information Administration

The URC Business Model

The Company does not operate mines, develop projects or conduct exploration. URC’s business model is focused on managing and growing its portfolio of uranium royalty and other uranium interests. The Company believes that the advantages of this business model include the following:

●	Lower Volatility Through Diversification. By investing in diversified uranium interests across a spectrum of geographies, the Company reduces its dependency on any one asset, project, location or counterparty.

●	Exposure to Uranium Price Optionality without Project Costs and Overhead. The Company believes that its model provides exposure to any future improvements in the uranium market, while at the same time minimizing fixed operating, exploration, development and sustaining costs associated with directly owning and operating uranium projects. Additionally, as the Company’s interests are non-operational, the Company is not required to satisfy cash calls in order to maintain its interests in such projects.

●	Focus and Scalability. As the Company’s directors and officers do not handle operational decisions and tasks relating to uranium projects, they are free to focus their time and energy on carrying out the Company’s acquisition strategy and identifying and executing on growth opportunities. As such, URC’s business model allows it to acquire and manage more uranium interests than an operating company can effectively manage.

The table below provides a comparison of royalty companies, mining companies, exchange traded funds and funds that hold physical uranium.

	Royalty Companies	Operating Companies	Uranium ETF	Physical Funds
Exposure to Uranium Price
Fixed Operating Costs		×
No Development or Sustaining Capital Costs		×
Exploration and Expansion Upside without the Associated Costs		×	×	×
Diversified Asset Portfolio				×
Ability to Grow without Increased Management		×

Competitive Strengths

The Company believes that its competitive strengths include the following:

●	First and Only Pure-Play Uranium Royalty Company. The Company believes that it is the first and only company to focus solely on acquiring uranium royalties, streams and other uranium interests. The Company believes that such focus gives it an advantage in seeking additional interests by providing it with increased visibility and recognition amongst potential counterparties. Additionally, URC’s management has the advantage of focusing solely on growth, as it is not responsible for day-to-day project operations or development decisions respecting the projects underlying its interests.

●	Experience and Expertise. URC’s directors and management have extensive experience in the uranium and nuclear energy sectors, including critical experience in mine finance, project identification and evaluation, mine development and uranium sales and trading with leading companies and institutions in the uranium and nuclear energy industries. URC seeks to leverage the experience and network of such individuals to identify, finance and execute acquisitions in furtherance of its long-term strategy.

●	Proprietary Project Database. URC has developed a proprietary database consisting of over two thousand uranium projects globally, which includes data on uranium exploration, development and production stage projects. This database, which leverages the collective knowledge and experience of the Board and management, positions the Company to efficiently identify and evaluate potential transaction opportunities.

●	Broad Geographic and Counterparty Diversification. URC’s existing royalties are located in multiple mining friendly jurisdictions, giving URC exposure to diverse uranium markets, while reducing country specific risks relating to permitting, operations and other factors. At the same time, such royalty interests involve a range of counterparties, reducing the Company’s reliance on any single operator or project.

●	Lean Operating Structure. The Company’s relatively lean operating structure allows it to quickly assess whether a particular acquisition or investment opportunity meets its strategic requirements and respond promptly to all suitable business opportunities. The Company carefully selects the opportunities it investigates and does not move forward unless it has a high level of confidence that such opportunity fits within its objectives and long-term strategy.

Summary of Royalty and Other Interests

The Company’s royalty interests do not currently generate revenues to the Company as none are on currently producing properties. In addition, the Company’s stated business objectives include the acquisition of physical uranium from time to time through other sources.

The following map sets forth the locations of the projects underlying URC’s existing royalty interests and the project on which it has an option to acquire a royalty interest.

The table below summarizes the royalty interests held by URC as of the date of this Annual Information Form.

Project	Operator	Location	District	Type of Royalty	Mining Method	Project Stage
Existing Royalties:
McArthur River (3)	Cameco	SK, Canada	Athabasca Basin	GORR(1)	Conventional – Underground	Production Idled
Cigar Lake(3)	Cameco / Orano	SK, Canada	Athabasca Basin	NPI(2)	Conventional – Underground	In Production
Roughrider(4)	Rio Tinto plc (“Rio Tinto”)	SK, Canada	Athabasca Basin	1.97% NSR	Conventional – Underground	Development(4)
Anderson	UEC	AZ, USA	Date Creek Basin	1.0% NSR	Conventional – Open Pit / Underground	Advanced
Church Rock	Laramide	NM, USA	Grants Mineral Belt	4.0% NSR	ISR	Development
Dewey-Burdock(3)	Azarga Uranium Ltd. (“Azarga”)	SD, USA	Black Hills Uplift	30% Net Proceeds	ISR	Development
Lance(3)	Peninsula Energy Ltd. (“Peninsula”)	WY, USA	Powder River Basin	4.0% GRR	ISR	Production Idled
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia	Central Namib Desert	A$0.12 per kg PR	Conventional – Open Pit	Production Idled
Michelin	Paladin	NFLD, Canada	Central Mineral Belt of Labrador	2.0% GRR	Conventional – Open Pit / Underground	Development
Reno Creek(3)	UEC	WY, USA	Powder River Basin	0.5% NPI	ISR	Development
Roca Honda(3)	Energy Fuels Inc. (“Energy Fuels”)	NM, USA	Grants Mineral Belt	4.0% GRR	Conventional – Underground	Development(5)
Slick Rock	UEC	CO, USA	Uravan Mineral Belt, Paradox Basin	1.0% NSR	Conventional – Underground	Advanced
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% NSR	Conventional – Underground	Development

Royalty Option:
Diabase(3)	UEC	SK, Canada	Athabasca Basin	3.0% GRR	N/A	Early Exploration
Dawn Lake	Cameco	SK, Canada	Athabasca Basin	NPI(6)	N/A	Early Exploration

Notes:

(1)	A 1.0% GORR on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano.
(2)	A 10% to 20% sliding scale NPI royalty on a 3.75% share of overall uranium production, drawn from Orano’s approximate 37.1% ownership interest. As an NPI royalty this royalty will not generate revenue until production re-commences and only after cumulative expense accounts, that include development costs, are exhausted.
(3)	The royalty acquired by URC does not apply to the entirety of the project. See “The URC Asset Portfolio – Royalty Interests” below.
(4)	The Roughrider Royalty also applies to the Russell Lake and Russell Lake South projects, which are considered to be Early Exploration stage projects, located in the Athabasca Basin. See “The URC Asset Portfolio – Royalty Interests – Roughrider Project”, below.
(5)	While the Historic Roca Honda Technical Report included a preliminary economic assessment on the Roca Honda Project, such preliminary economic assessment did not include the area covered by the Roca Honda Royalty.
(6)	A 10% to 20% sliding scale NPI royalty on a 7.5% share of overall uranium production. As an NPI royalty this royalty will not generate revenue until production re-commences and only after cumulative expense accounts, that include development costs, are exhausted.

Note on Classification of Project Stages

The Company classifies its projects based on the stage of current and historical exploration, development and production. The following is a description of the categories utilized by the Company to classify the project stage of each of its royalty interests.

Project Stage	Description

Early Exploration	A project is considered to be in the Early Exploration stage when there is no current or historic mineral resource or mineral reserve defined for the project.

Development	A project is considered to be in the Development stage when the project has a current or historic mineral resource or reserve defined for the project, but there is no current preliminary economic assessment, pre-feasibility study or feasibility study completed by the operator thereof to support the potential economic viability of such resource or reserve.

Advanced	A project is considered to be in the Advanced stage when there is a current mineral resource or mineral reserve defined for the project, which is supported by a preliminary economic assessment, a pre-feasibility study or a feasibility study.

Production Idled	A project is considered to be in the Production Idled stage when the project, or part of it, has been in production at any time during the past three calendar years, but such production has been idled due to market conditions or otherwise.

In Production	A project is considered to be in the In Production stage when the underlying property, or part of it, is subject to steady-state uranium production operations. In the case of some Net Profit Interest royalties, projects may be in production without the generation of royalty revenue.

The Company also holds a strategic investment of 7.0 million ordinary shares, representing approximately 4.6% of the outstanding shares of Yellow Cake, a company listed on AIM that purchases and holds physical uranium, as of the date of this Annual Information Form.

See “The URC Asset Portfolio” for further information.

Competitive Conditions

The Company competes with other companies to identify suitable opportunities for the acquisition of royalties, streams and other uranium interests. The mining industry in general, and the royalty and streaming segments in particular, are extremely competitive. The Company competes with other royalty and streaming companies, mine operators, and financial buyers in efforts to acquire royalty, streaming and similar interests. The Company also competes with the lenders, investors, and other royalty and streaming companies providing financing to operators of mineral properties in our efforts to create new interests.

In addition, the uranium industry is small compared to other commodity industries and, in particular, other energy commodity industries. Uranium demand is international in scope, but supply is characterized by a relatively small number of companies operating in only a few countries.

The Company’s competitors may be larger than it is and may have greater resources and access to capital than it has. Key competitive factors in the royalty and stream acquisition and financing business include the ability to identify and evaluate potential opportunities, transaction structure and access to capital.

The ability of the Company to complete additional acquisitions of royalties, streams and other uranium interests will depend on its ability to identify and enter into agreements for such acquisitions. See “Risk Factors – Acquisition Strategy”.

Regulation

The production, handling, storage, conversion, upgrading and use of uranium are subject to extensive governmental controls and regulation.

Operators of the mines and projects that are subject to our interests must comply with numerous environmental, mine safety, land use, waste disposal, remediation and public health laws and regulations promulgated by federal, state, provincial and local governments in Canada, the United States and Namibia where the Company holds interests. Although the Company, as a royalty owner, is not responsible for ensuring compliance with these laws and regulations, failure by the operators to comply with applicable laws, regulations and permits can result in injunctive action, orders to suspend or cease operations, damages, and civil and criminal penalties on the operators, which could have a material adverse effect on our results of operations and financial condition.

On April 28, 2021, the Company completed its initial exercise of its option under the Yellow Cake Agreement and acquired 348,068 pounds of U3O8 at a price of US$28.73 per pound. The purchased physical uranium is being held in the Company’s account at Cameco’s Port Hope / Blind River facilities located in Ontario, Canada. The Company may, in the future, acquire additional physical uranium pursuant to its option under the Yellow Cake Agreement or otherwise. Pursuant to the Yellow Cake Agreement, the Company may acquire between US$2.5 million and US$10 million of U3O8 per year from Yellow Cake under its supply agreement that will expire on January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. Physical uranium holdings are subject to applicable laws, regulations and guidelines in the applicable jurisdictions. The Company is unable to predict what additional legislation or amendments may be proposed that might affect the uranium industry or when any proposals, if enacted, might become effective. The following is an outline of certain regulations and other governmental controls which apply to storage and shipment of uranium. As set forth above, the operations of projects underlying the Company’s royalties are subject to additional regulation respecting uranium mining.

International Treaty on the Non-Proliferation of Nuclear Weapons

The Treaty on the Non-Proliferation of Nuclear Weapons (the “NPT”) is an international treaty that was established in 1970. It has three principal objectives: (i) to prevent the spread of nuclear weapons and weapons technology; (ii) to foster the peaceful uses of nuclear energy; and (iii) to further the goal of achieving general and complete disarmament. The NPT establishes a safeguards system under the responsibility of the International Atomic Energy Agency (the “IAEA”). Almost all countries are signatories to the NPT, including Canada and the United States. The NPT provides that each party thereto will undertake not to provide fissionable material, or equipment designed for the processing of fissionable material, to other states unless the fissionable material will be subject to the safeguards of the NPT as enforced by the IAEA.

Uranium Regulation in Canada

The federal government of Canada has recognized that the uranium industry has special importance in relation to the national interest and therefore regulates the industry through regulations and policy announcements. Federal legislation applies to any work or undertaking in Canada for the development, production or use of nuclear energy or for the mining, production, refinement, conversion, enrichment, processing, reprocessing, possession or use of a nuclear substance. Federal policy requires that any property or plant used for any of these purposes must be legally and beneficially owned by a company incorporated in Canada.

The Nuclear Safety and Control Act (the “NSCA”) is the primary federal legislation governing the control of mining, extraction, processing, use and export. The legislation grants the Canadian Nuclear Safety Commission (the “CNSC”) licensing authority for all nuclear activities in Canada, including the issuance of new licences and the amendment and renewal of existing licences. A person may only possess or dispose of nuclear substances and construct, operate and decommission its nuclear facilities in accordance with the terms of a CNSC licence. Licensees must satisfy specific conditions of the licence in order to maintain the right to operate their nuclear facilities.

Regulations made under the NSCA include those dealing with the specific licence requirements of facilities, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials. The CNSC has also issued regulatory documents to assist licensees in complying with regulatory requirements, such as decommissioning, emergency planning, and optimizing radiation protection measures.

The Company’s physical uranium is stored at facilities that are governed primarily by licences granted by the CNSC. Failure to comply with licence conditions or applicable statutes and regulations may result in orders being issued which may cause operations to cease or be curtailed or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant. In the event that the Company determines to export future uranium acquired and held at facilities in Canada, if any, the Company must secure export licences and export permits from the CNSC and Global Affairs Canada in order to export such uranium. These arrangements are governed by the bi-lateral and multi-lateral agreements that are in place between governments.

Uranium Regulation in the United States

In the United States, the uranium industry is primarily regulated by the U.S. Nuclear Regulatory Commission (the “NRC”). The Atomic Energy Act of 1954 (the “Atomic Energy Act”) is the principal legislation in the United States governing civilian and military uses of nuclear materials. The Atomic Energy Act requires that civilian uses of nuclear materials and facilities be licenced, and it empowers the NRC to establish by rule or order, and to enforce, such standards to govern these uses as it may deem necessary or desirable in order to protect health and safety and minimize danger to life and property.

The NRC regulates, among other things, the export of uranium from the United States and the transport of nuclear materials within the United States. It does not review or approve specific sales contracts. In addition, the NRC grants export licences to ship uranium outside the United States. Pursuant to applicable regulations, any licensee that transfers, receives or adjusts its inventory of uranium source material or who exports or imports uranium source material, must complete a requisite transaction report in accordance with the NRC’s instructions. This report is the primary mechanism for tracking physical uranium movements in the United States or any other origin uranium to foreign and domestic buyers.

Employees

As of April 30, 2021, the Company had six employees in Canada and two employees in the United States. The Company relies upon and engages consultants on a contract basis to provide services, management and personnel who assist the Company to carry on our administrative, shareholder communication, acquisition activities in Canada and in the other jurisdictions.

Foreign Operations

URC currently holds royalties in mines and projects in Canada, the United States of America and Namibia. Additionally, URC may, in the future acquire interests in other projects, or purchase uranium from mines located, outside of Canada. Changes in legislation, regulations or governments in such countries are beyond the Company’s control and could adversely affect the Company’s business. The effect of these factors cannot be predicted with any accuracy by the Company or its management. See “Risk Factors - Risks related to foreign jurisdictions and emerging markets” for further information.

THE URC ASSET PORTFOLIO

URC currently holds the following assets:

●	7.0 million ordinary shares, representing approximately 4.6% of the outstanding shares of Yellow Cake, a specialist company listed on the AIM that purchases and holds physical uranium. On July 19, 2021, Yellow Cake disclosed that its total holdings of U3O8 was 13.3 Mlbs;

●	Existing royalties on 13 uranium projects; and

●	the Diabase Option and Dawn Lake Option.

As at the date of this Annual Information Form, the Company has determined that the McArthur River Royalty, Waterbury Lake / Cigar Lake Royalty and Roughrider Royalty are the only royalty assets that are material to the Company on a standalone basis. Please refer to “- Royalty Interests” below and Appendix “A” for further information.

Yellow Cake Strategic Investment and Uranium Option

Overview

Pursuant to the Yellow Cake Agreement, on July 5, 2018, the Company completed a strategic acquisition of 7.6 million ordinary shares. As at the date hereof, the Company owns 7.0 million ordinary shares of Yellow Cake, representing approximately 4.6% of the outstanding shares of Yellow Cake. The Yellow Cake Agreement is a key strategic asset for URC, as it also provides exposure to Yellow Cake’s physical uranium, provides URC with the option to acquire physical uranium and provides for future cooperation and collaboration in relation to acquisitions of physical uranium, royalties, streams and similar interests, as described in more detail below.

Yellow Cake is a specialist company operating in the uranium sector, created to purchase and hold U3O8 with the stated objectives of offering its shareholders exposure to the price of U3O8 through the purchase and storage of physical uranium and exploiting a range of expected opportunities connected with owning U3O8, and uranium-based financing initiatives, such as commodity streaming and royalties.

On July 19, 2021, Yellow Cake disclosed that its total holdings of U3O8 was 13.3 Mlbs.

Kazatomprom Agreement

JSC National Atomic Company “Kazatomprom” (“Kazatomprom”), a company existing under the laws of Kazakhstan, the state-owned uranium company of Kazakhstan, is the world’s largest producer of uranium.

On May 18, 2018, Yellow Cake entered into a framework agreement between Yellow Cake and Kazatomprom, dated May 18, 2018, in relation to the long-term sale and purchase of uranium (the “Kazatomprom Agreement”). Pursuant to the terms of the Kazatomprom Agreement, Yellow Cake has the right to acquire up to US$100 million of U3O8 from Kazatomprom in each of the nine calendar years following July 5, 2018.

Yellow Cake Storage Arrangement

Yellow Cake has disclosed that all U3O8 owned by it will be stored at a small number of licenced conversion facilities located in Canada, the United States and France. Yellow Cake expects that any transfers of U3O8 held by Yellow Cake at such conversion facilities held by licenced operators will be completed by book transfer and that Yellow Cake will not have the right to remove, or request the removal of, the U3O8 held in storage on its behalf.

On May 18, 2018, Yellow Cake signed a storage agreement with Cameco, which provides for the storage of Yellow Cake’s U3O8 at Cameco’s Port Hope / Blind River facilities, located in Ontario, Canada. Under this storage agreement, if Yellow Cake elects to sell any U3O8 owned by it and stored at such facility, it will be required to sell to a purchaser that has been approved by Cameco to store U3O8 in a storage account at such facility and who wishes to store the purchased U3O8 at such facility, such approval not to be unreasonably withheld or delayed. Any potential purchaser wishing to purchase and transfer Yellow Cake’s U3O8 out of its storage accounts at the Port Hope / Blind River facilities would require, among other things, a specific governmental licence to possess and use nuclear substances in Canada.

URC Storage Arrangement

On February 1, 2019, the Company entered into a transfer and storage account agreement with Cameco, with provisions substantially the same as those described above. The agreement provides for the storage of U3O8 at Cameco’s Port Hope / Blind River facilities, located in Ontario, Canada, which will permit the Company to store U3O8 acquired from Yellow Cake’s inventory, open market purchases, book transfers and other physical uranium acquired through counterparties at the Port Hope / Blind River facilities.

As of the date of this Annual Information Form, the Company has 348,068 pounds of U3O8 held in the Company’s account at Cameco’s Port Hope / Blind River facilities.

The Yellow Cake Agreement

Pursuant to the Yellow Cake Agreement, the Company acquired 7,600,000 ordinary shares of Yellow Cake at a subscription price of US$2.63 per ordinary share for an aggregate gross subscription amount of US$20.0 million. The subscription price was equal to the price per share in UK pounds sterling under Yellow Cake’s approximately £151 million financing completed concurrently with its admission to AIM. Pursuant to the Yellow Cake Agreement, the Company received a commitment fee equal to 3.75% of the gross proceeds of the Company’s investment in Yellow Cake, being US$750,000.

The Yellow Cake Agreement provides for a long-term strategic relationship between URC and Yellow Cake, including, among other things:

Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under the Kazatomprom Agreement to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at the same price at which Yellow Cake acquires the U3O8 pursuant to the Kazatomprom Agreement. On April 28, 2021, the Company completed its initial exercise of its option under the Yellow Cake Agreement and acquired 348,068 pounds of U3O8. See “General Development of the Business - Acquisition of Uranium under Yellow Cake Agreement”.

●	In the event that URC elects to acquire U3O8 pursuant to its option under the Yellow Cake Agreement, the Yellow Cake Agreement provides that URC and Yellow Cake will agree, acting in good faith, on the conversion facility to which the underlying U3O8 will be delivered to under the Kazatomprom Agreement, provided that Yellow Cake will not be required to use a conversion facility where it does not already have a storage agreement in place. Any U3O8 acquired by URC from Yellow Cake under the Yellow Cake Agreement will be delivered to URC by book transfer at the agreed conversion facility.

●	Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.

●	Physical Uranium Opportunities: The Company has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by the Company. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavours.

Pursuant to the Yellow Cake Agreement, if URC holds at least 10% of the outstanding voting rights in Yellow Cake, it will be entitled to appoint one individual to be a non-executive director of Yellow Cake, provided that such appointee meets certain suitability and qualification requirements. In addition, so long as URC is a shareholder of Yellow Cake and the strategic cooperation arrangements between the parties are ongoing, URC has the right to appoint an observer to attend and speak at meetings of the Yellow Cake board of directors at which the Company’s appointed director is not present. Such observer does not have the right to vote on matters considered by the Yellow Cake board of directors.

Royalty Interests

A description of the Company’s existing royalties is set forth below. See “ – Reserve and Resource Estimates” for information regarding mineral resource estimates for the projects relating to these interests.

In addition, for a detailed description regarding McArthur River, Waterbury Lake / Cigar Lake or the Roughrider Project, please refer to Appendix “A”.

McArthur River

Unless otherwise indicated, the scientific and technical information herein regarding McArthur River has been derived from the technical report titled “McArthur River Operation, Northern Saskatchewan, Canada, National Instrument 43-101 Technical Report”, with an effective date of December 31, 2018 (the “McArthur River Technical Report”), prepared for Cameco, the Cameco 2020 AIF and Cameco’s other public disclosures, copies of which are available under its profile on SEDAR.

Royalty Description

The McArthur River Royalty is a 1% GORR on a 9.063% share of uranium production from the McArthur River project derived from Orano’s current 30.195% production interest in the project. The royalty payor is Orano. The McArthur River Royalty includes an option for the holder to receive physical uranium as payment thereunder.

The Company believes that the royalty covers the majority of the current project, with the exception of a portion of claims S-105655 and S-105656 of the currently defined McArthur River project lands. The McArthur River Royalty includes most of the area known as the McArthur River mine and the Company believes that the royalty applies to the reported reserves at the mine other than portions that are covered by the adjacent Read Lake project area. The McArthur Technical Report identified the reserves attributable to the Read Lake area as approximately 0.35 Mlbs, which represents approximately 0.09% of existing stated reserves for McArthur River. See below for further information.

About McArthur River

The McArthur River project includes the fully developed McArthur River mine operation, being a currently Production Idled underground mine operation, and is located in northern Saskatchewan, Canada approximately 620 km north of Saskatoon. Cameco has disclosed that the project is currently owned by a joint venture between Cameco (69.805%) and Orano (30.195%).

The current McArthur River project is comprised of a portion of one mineral lease, ML 5516, covering 1,380 hectares, and a further 23 mineral claims totalling 84,508 hectares as outlined in the McArthur River Technical Report. The McArthur River deposit was discovered in 1988 and the mine went into production in 1999.

The Cameco 2020 AIF disclosed that McArthur River is the world’s largest high-grade uranium mine, with ore grades that are 100 times the world average, which means it is capable of producing 18 Mlbs per year by mining only 200 to 400 tonnes of ore per day. The Cameco 2020 AIF disclosed estimated operating costs of $14.76 per pound for McArthur River based on operating and capital cost estimates for the estimated life of mine, stated in constant 2020 dollars and reflecting a forecast life of mine mill production of 389 Mlbs U3O8, including estimated milling costs. This would place McArthur River amongst the lowest cost uranium projects in the world. Cameco has disclosed that McArthur River has a licenced capacity of 25.0 Mlbs per year.

The Cameco 2020 AIF disclosed that in 2018, a decision was made by the operator to suspend production at the mine and mill for an indeterminate duration. It further disclosed that a restart of the mine and mill is a commercial decision that will be based upon Cameco’s ability to commit its share of production from the operation under acceptable long-term contracts and to benefit from the favourable life of mine economics it provides. The Cameco 2020 AIF disclosed that total packaged production at McArthur River from 2000 until it was placed on care and maintenance in 2018 was 325.4 Mlbs U3O8.

Project Milestones & Recent Developments

Cameco began construction and development of the McArthur River mine in 1997. Federal authorities issued the operating licence and mining began at the project in December 1999 and commercial production was achieved on November 1, 2000.

Cameco has disclosed that there have been two notable water inflow incidents at the McArthur River mine. The first occurred in April of 2003, as increased water inflow due to a rock fall in a new development area (Bay 12 located just above the 530-metre level) began to flood the lower portions of the mine, including the underground grinding circuit area. Cameco further disclosed that additional dewatering capacity was installed, and the flooded areas were dewatered and repaired, and that mining resumed in July 2003 and sealed off the excess water inflow in July 2004. According to Cameco’s disclosure, a second inflow occurred in November 2008, when there was a small water inflow in the lower Zone 4 development area on the 590-metre level, which did not impact production, but did delay local development for approximately one year. Cameco further disclosed that, in January 2010, the inflow was sealed off and local development was resumed.

The Cameco 2020 AIF disclosed that, in 2013, federal authorities granted a 10-year renewal of the licenses for McArthur River and the Cameco operated Key Lake mill.

In the Cameco 2020 AIF, Cameco reported that the operation successfully extracted over 325 Mlbs of U3O8 (100% basis) since mining began in 1999 until the mine was placed on care and maintenance in 2018. In the Cameco 2020 AIF, Cameco reported estimated: (i) proven and probable mineral reserves of 391.9 Mlbs of U3O8 at an average grade of 6.89% U3O8; and (ii) measured and indicated resources, exclusive of reserves, of 10.3 Mlbs at an average grade of 2.45% U3O8 and inferred resources of 2.6 Mlbs at an average grade of 2.85% U3O8. Please also see “ – Reserve and Resource Estimates” and Appendix “A” for further information.

In the Cameco 2020 AIF, Cameco disclosed that the project’s maximum annual production capacity is estimated at 18 Mlbs U3O8 per year, though it has been given approval to produce up to 25 Mlbs U3O8 per year.

The Cameco 2020 AIF states that it does not expect the operation to produce any uranium in 2021 and that Cameco’s share of the cash and non-cash costs to maintain both the McArthur River mine and associated Cameco operated Key Lake mill during the suspension is expected to range between $8 million and $10 million per month.

For further information regarding McArthur River, please refer to Appendix “A”.

Waterbury Lake / Cigar Lake

Unless otherwise indicated, the scientific and technical information herein regarding Waterbury Lake / Cigar Lake has been derived from the technical report titled “Cigar Lake Operation, Northern Saskatchewan, Canada, National Instrument 43-101 Technical Report”, with an effective date of December 31, 2015 (the “Cigar Lake Technical Report”), prepared for Cameco, the Cameco 2020 AIF and Cameco’s other public disclosures, copies of which are available under its profile on SEDAR.

Royalty Description

The Cigar Lake Royalty is a sliding scale 10% to 20% NPI on a 3.75% share of overall uranium production, derived from Orano’s current 37.1% production interest in the Waterbury Lake / Cigar Lake project lands. The royalty payor is Orano.

The Cigar Lake Royalty does not apply to the entirety of the project lands. However, the Company believes that the Cigar Lake Royalty applies to substantially all areas of the project underlying the existing mine and areas underlying estimates of mineral reserve and mineral resource.

The sliding scale royalty percentage for the Cigar Lake Royalty is based upon historical production and recoverable reserves of the combined Waterbury Lake / Cigar Lake and Dawn Lake project lands, with the royalty rate having already achieved the maximum of 20% as the Cigar Lake mine has achieved such production and reserve threshold. The royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Waterbury Lake / Cigar Lake and Dawn Lake Projects (Cameco has reported a total of 95.6 Mlbs production as at June 30, 2021 from the Cigar Lake mine). As a profit-based NPI interest, this royalty is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs. As such and given the significant amount of expenditures made in developing the existing operations at the Cigar Lake mine, the Cigar Lake Royalty will only generate revenue to the holder after these significant cumulative expenses are exhausted and the Company is treating the Cigar Lake Royalty as a potential medium to long-term revenue generation opportunity.

About Waterbury Lake / Cigar Lake

The Cigar Lake / Waterbury project includes the fully developed Cigar Lake mine, currently In Production as an underground mining operation, and is located near Waterbury Lake in northern Saskatchewan, Canada approximately 660 km north of Saskatoon. Cameco has reported that the project is currently owned by a joint venture of four companies, being Cameco (50.025%), Orano Canada Inc. (37.1%), Idemitsu Canada Resources Ltd. (7.875%), and TEPCO Resources Inc. (5%).

Under the Cigar Lake Joint Venture Agreement and related agreements, made effective January 1, 2002, the Mineral Lease and Mineral Claims were divided into the Cigar Lake lands, consisting of ML-5521 and claim S-106558, and the Waterbury Lake lands, consisting of the remaining 38 claims. According to the Cameco 2020 AIF, Cameco has been the operator for the Cigar Lake lands since 2002 and Orano is the operator of the Waterbury Lake lands and is also contract exploration operator of the remaining Cigar Lake lands.

The Cameco 2020 AIF disclosed that Cigar Lake is the world’s highest-grade uranium mine with grades that are 100 times the world average. Cameco disclosed that the mine has a licenced capacity of 18 Mlbs U3O8 annually. Cameco also disclosed that estimated operating costs for the mine are $15.98 per pound U3O8 based on operating and capital cost estimates for the estimated life of mine, stated in constant 2020 dollars and reflecting a forecast life of mine mill production of 163.1 Mlbs U3O8, including estimated milling costs. This would place Cigar Lake amongst the lowest cost uranium projects in the world.

The Cameco 2020 AIF disclosed that the Cigar Lake mine produced 93.0 Mlbs pounds of U3O8 from 2014 through 2020. Cameco further disclosed in its management's discussion and analysis for the three and six months ended June 30, 2021 an additional 2.6 Mlbs of production over the first two quarters of 2021, bringing total packaged production to date of 95.6 Mlbs.

Project Milestones & Recent Developments

The Cameco 2020 AIF disclosed that the Cigar Lake uranium deposit was discovered in 1981 by surface exploration drilling. The deposit was subsequently delineated by surface drilling during the period 1982 to 1986, followed by several small campaigns of drilling for geotechnical and infill holes to 2007. Cameco disclosed that test mining was carried out between 1987 and 1992 and that the development of the Cigar Lake underground mine began in 2005, but development was delayed due to water inflows.

The Cameco 2020 AIF disclosed that from 2006 through 2008, the Cigar Lake project suffered several setbacks as a result of three water inflow incidents. The first occurred in 2006, resulting in the flooding of the then partially completed Shaft No. 2. The two subsequent incidents involved inflows in the mine workings connected to Shaft No. 1 and resulted in flooding of the mine workings. Cameco disclosed that it executed recovery and remediation plans for all three inflows. Re-entry into the main mine workings was achieved in 2010 and work to secure the mine was completed in 2011.

Cameco has disclosed that in 2011, agreements were signed by the Cigar Lake and McClean Lake joint venture participants to mill all Cigar Lake ore at the McClean Lake mill. It further disclosed that the CNSC issued an eight-year operating licence for the operation in 2013 and that approval from the Saskatchewan Ministry of Environment (the “SMOE”) was renewed in 2017 and expires in June 2023. Cameco disclosed that the McClean Lake mill started receiving Cigar Lake ore in March 2014 and produced its first drum of Cigar Lake yellowcake in October 2014, with commercial production declared in May 2015.

The Cameco 2020 AIF disclosed that the construction of an expanded McLean Lake mill facility was completed in 2016 to process and package all Cigar Lake ore and additional minor upgrades related to throughput optimization were completed in 2020.

The Cameco 2020 AIF, disclosed, as at December 31, 2020, estimated: (i) mineral reserves of 165.6 Mlbs of U3O8 at an average grade of 15.92% U3O8; and (ii) measured and indicated resources, exclusive of reserves, of 104.8 Mlbs at an average grade of 13.88% U3O8 and inferred resources of 22.8 Mlbs at an average grade of 5.55% U3O8, for the project. Please also see “ – Reserve and Resource Estimates” and Appendix “A” for further information.

The Cameco 2020 AIF disclosed that in March 2020, Cameco announced the temporary suspension of production at Cigar Lake as a precautionary measure due to the threat posed by the COVID-19 pandemic, which production was resumed in September 2020. It further disclosed that it took about two weeks to achieve initial production once the mine was restarted. On December 14, 2020, Cameco announced that it was temporarily suspending production at Cigar Lake due to increasing risks posed by the COVID-19 pandemic.

In the Cameco 2020 AIF, Cameco disclosed that its production and development plans for 2021 at Cigar Lake were uncertain and a restart of the operation and the production rate would be dependent on its ability to maintain safe and stable operating protocols along with a number of other factors. It further disclosed that as a result of the suspensions in production, Cameco had experienced delays and deferrals in project work, including lower capital expenditures, which introduced potential risk to the production rate in 2022. In its management's discussion and analysis for the three and six months ended June 30, 2021, Cameco stated that the potential for post pandemic impacts on construction materials, equipment and labour remains uncertain and could further exacerbate production risk in future years. Cameco announced on May 7, 2021, that production at the Cigar Lake mine had resumed, with the first shipment of ore sent to the McClean Lake mill at the end of April. See “COVID-19 Pandemic”.

In Cameco’s management and discussion analysis for the quarter ended March 31, 2021, Cameco indicated that the hearing for Cameco’s application to renew the Canadian Nuclear Safety Commission licence for Cigar Lake mine for a further 10 years took place on April 28 to 29, 2021.

Cameco announced on July 1, 2021, that the Cigar Lake site was evacuating all non-essential personnel due to an uncontrolled wildfire nearby. They further announced on July 2, 2021 that the fire had passed by without serious impact to the site facilities and on July 4, 2021, announced that personnel were returning to the site with regular operations of the site set to resume over the following days.

In Cameco’s management and discussion analysis for the three and six months ended June 30, 2021, Cameco disclosed that the Canadian Nuclear Safety Commission granted it a renewal of the Cigar Lake operating license and that such renewed license is valid until June 30, 2031.

For further information regarding Waterbury Lake / Cigar Lake, please refer to Appendix “A”.

Roughrider Project

Unless otherwise indicated, the scientific and technical information herein regarding the Roughrider Project has been derived from the technical report titled “Technical Report on the Roughrider Uranium Deposit Royalty, Saskatchewan” with an effective date of October 23, 2019, prepared for URC by Terra Modelling Services Inc. and authored by Pieter I. Du Plessis, P.Geo (the “Roughrider Technical Report”), a copy of which is available under the Company’s profile at the system for electronic document analysis and retrieval, developed for the Canadian Securities Administrators at www.sedar.com (“SEDAR”) as well as public disclosures by Rio Tinto.

Royalty Description

The Roughrider Royalty is a 1.97% NSR payable pursuant to the interest that Rio Tinto Canada Uranium Corporation or any of its subsidiaries, assignees or successors holds from time to time in the underlying property.

About the Roughrider Project

The Roughrider Project is a Development stage, conventional uranium project located in the eastern Athabasca Basin of northern Saskatchewan and is located approximately seven kilometres north of Points North Landing and covers an area of approximately 598 hectares. The Roughrider Project is 100% owned by a wholly-owned subsidiary of Rio Tinto. The Roughrider Royalty also applies to the Russell Lake and Russell Lake South projects, which are considered to be Early Exploration stage projects, located in the southeastern rim of the Athabasca Basin.

The Roughrider Project was the flagship asset of Hathor Exploration Ltd. (“Hathor”), which Rio Tinto acquired for US$550 million between 2011 and 2012 pursuant to a competitive take-over bid that included a competing bid from Cameco.

Project Milestones & Recent Developments

The Roughrider Project was first explored in 2008 by Hathor, which completed an initial mineral resource estimate on a portion of the project in 2009. Hathor continued to develop the Roughrider Project, filing a historic technical report titled “Preliminary Economic Assessment Technical Report for the East and West Zones, Roughrider Uranium Project, Saskatchewan”, with an effective date of September 13, 2011, prepared for Hathor (the “Historic Roughrider Technical Report”). The Historic Roughrider Technical Report included the Roughrider East Zone and Roughrider West Zone, in October of 2011. The Historic Roughrider Technical Report also included a preliminary economic assessment for the project (which Hathor announced the completion of in September 2011) which is not being treated as current by the Company.

The Historic Roughrider Technical Report included the following historic mineral resource estimates: (a) for the Roughrider West Zone, an indicated resource of 17.21 Mlbs of U3O8 (0.39 million tonnes at an average grade of 1.98% U3O8) and an inferred resource of 10.60 Mlbs of U3O8 (0.04 million tonnes at an average grade of 11.03% U3O8); and (b) for the Roughrider East Zone, an inferred resource of 30.13 Mlbs of U3O8 (0.12 million tonnes at an average grade of 11.58% U3O8).

The Company is treating the Historic Roughrider Technical Report and the mineral resource estimate therein as historical in nature and notes that a qualified person has not done sufficient work to classify the historical estimates as current mineral resources. There are no other recent estimates or data available for the Roughrider Project as of the date of this Annual Information Form and a detailed study of the current technical data relating to the property, together with the preparation of an updated development plan, is required to be conducted in order to update these historical estimates as current resource estimates. The Company is disclosing the Historic Roughrider Technical Report and the estimates contained therein for illustrative purposes, as the Company believes it provides readers with relevant information regarding the Roughrider Project. There are numerous uncertainties inherent in the historical estimate, which is subject to all of the assumptions, parameters and methods used to prepare such historical estimate.

Please also see “ – Reserve and Resource Estimates” for further information regarding the historic mineral resource estimates disclosed in the Roughrider Technical Report.

In late 2011, Cameco made an unsolicited bid of $3.75 per share for Hathor, followed by a competing bid by Rio Tinto of $4.15 per share. Cameco increased its offer to $4.50 per share and Rio Tinto ultimately acquired Hathor in January of 2012 for a price of $4.70 per share, valuing its bid at approximately $654 million. After acquiring the Roughrider Project, Rio Tinto continued to advance it; however, in August of 2017, Rio Tinto announced that it had fully impaired the Roughrider asset. Since acquiring the Roughrider Project, Rio Tinto has not disclosed any resource or reserve estimates for the project.

For further information regarding the Roughrider Project, please refer to Appendix “A”.

Anderson Project

Unless otherwise indicated, the scientific and technical information herein regarding the Anderson Project has been derived from the technical report titled “Technical Report and PEA on the Anderson Uranium Project, Yavapai County, Arizona, USA”, with an effective date of July 6, 2014 (the “Anderson Technical Report”), prepared for UEC and UEC’s other public disclosures, copies of which are available under its profile on SEDAR.

Royalty Description

The Anderson Royalty is a 1.0% NSR.

About the Anderson Project

The Anderson Project is an Advanced stage conventional uranium project, covering 8,268 acres, and is located in Yavapai County, west-central Arizona, approximately 75 miles northwest of Phoenix and 43 miles northwest of Wickenburg. The Anderson Project is 100% owned by UEC Concentric Merge Corp., a wholly-owned subsidiary of UEC.

Project Milestones & Recent Developments

The Anderson Project was in production between 1955 and 1959, when production was stopped due to the termination of a purchasing program by the United States Atomic Energy Commission. The Anderson Technical Report discloses that, between 1967 and 1980, the Anderson Project was explored by several companies, including Getty Oil Company, Urangesellschaft USA, Inc. and Minerals Exploration Company, and included the completion of 1,289 rotary drill holes and 117 core holes during the period. The Anderson Technical Report further discloses that the project was re-staked in 2001 by Concentric Energy Corp., which completed 25 drill holes of confirmation drilling in 2006, to confirm the reproducibility of the project’s historical exploration database. In May of 2011, UEC acquired the Anderson Project through its merger with Concentric Energy Corp. In May of 2012, UEC completed a resource estimate for the Anderson Project.

In July of 2014, UEC completed the Anderson Technical Report, which included a preliminary economic assessment and updated resource estimate for the Anderson Project.

The mineral resource estimate disclosed in the Anderson Technical Report segregated resources into two types, being those potentially amenable to open pit extraction methods versus deeper resources that would be exploited through underground methods. Such mineral resource estimate included: (a) an open pit resource consisting of an indicated resource of 15.50 Mlbs of U3O8 (25.42 million tonnes at grade of 0.028% U3O8) and inferred resource of 2.50 Mlbs of U3O8 (4.63 million tonnes at a grade of 0.024% U3O8); and (b) an underground resource consisting of an indicated resource of 1.50 Mlbs of U3O8 (1.43 million tonnes at a grade of 0.048% U3O8) and an inferred resource of 9.50 Mlbs of U3O8 (8.36 million tonnes at a grade of 0.052% U3O8). See “ – Reserve and Resource Estimates” for further information regarding the foregoing mineral resource estimate.

The preliminary economic assessment disclosed a pre-tax project internal rate of return of 63% and a net present value of US$142.2 million at a discount rate of 10% with a post-tax internal rate of return of 50% and a net present value of US$101.1 million, based on a uranium price of US$65.00 per pound and an average life of mine operating cost of US$30.68 per contained pound of U3O8. The foregoing preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that such preliminary economic assessment will be realized.

In its annual report on Form 10-K for the year ended July 31, 2020, UEC disclosed that it has not conducted any drilling to date on the Anderson Project.

Church Rock Project

Unless otherwise indicated, the scientific and technical information herein regarding the Church Rock Project has been derived from the technical report titled “Technical Report on the Church Rock Uranium Project, McKinley County, State of New Mexico, USA” (the “Church Rock Technical Report”) with an effective date of September 30, 2017, prepared for Laramide Resources Ltd. (“Laramide”) and Laramide’s other public disclosures, copies of which are available under its profile on SEDAR.

Royalty Description

The Church Rock Royalty is equal to 4.0% of net returns. Net returns are calculated based on the gross value received by the payor from the sale of ores, metals, minerals and materials from the property, less certain specified deductions for transportation, insurance, storage, sale, tolling and refining costs and any governmental royalties that are paid in respect of such production.

About the Church Rock Project

The Church Rock Project is a Development stage, ISR uranium project located in the Grants Mineral Belt in New Mexico, USA, approximately 12 miles north-northeast of Gallup, New Mexico. Laramide has disclosed that the Church Rock Project and nearby properties represent one of the largest and highest grade undeveloped ISR uranium projects in the United States.

In addition to the Church Rock Royalty, Laramide has disclosed that portions of the Church Rock Project are subject to royalties, including a sliding scale royalty of 5% to 25%, held by Laramide.

Laramide has disclosed that it holds several regulatory clearances in connection with the Church Rock Project, including: (a) a final Environmental Impact Statement prepared by the NRC in connection with the United States Bureau of Land Management and the United States Bureau of Indian Affairs, dated February of 1997; (b) a radioactive materials licence from the NRC, issued in 1998 and amended in 2006 and in “timely renewal”; (c) an aquifer exemption issued by the U.S. Environmental Protection Agency (the “EPA”), dated 1989; and (d) a water rights transfer, approved by the office of the New Mexico State Engineer, dated October 19, 1999. The Church Rock Technical Report disclosed additional regulatory clearances necessary for the project, including, among others, a discharge permit / underground injection control permit from the New Mexico Environmental Department and a right-of-way permit from the United States Bureau of Indian Affairs or the Navajo Nation.

Project Milestones & Recent Developments

The history of exploration and mine development activities for the project date back to the late 1950s. Drilling on the property commenced in 1957 by Phillips Petroleum and continued intermittently until the early 1990s by various contractors on various sections across the project. Mine development activities at the Section 17 property at the Church Rock Project were conducted in the early 1960s by Phillips Petroleum and in the early 1980s by United Nuclear Corporation. The Old Church Rock Mine, which occupied a portion of Section 17 of the project, produced uranium between 1958 and 1963, when it was shut down due to declines in the price of uranium. The majority of the exploration drilling on the property was completed during the 1960s and 1970s.

Exploration and development activities continued through the early 1990s by Uranium Resources, Inc. In 2004, Strathmore Minerals Corp. (“Strathmore Minerals”) acquired the Church Rock Project. Strathmore Minerals was subsequently acquired by Energy Fuels in 2013. Energy Fuels transferred the property to Uranium Resources, Inc. in 2015, prior to the property being acquired by Laramide in early 2017.

Laramide filed the Church Rock Technical Report in November 2017. The Church Rock Technical Report included an inferred mineral resource estimate of 50.82 Mlbs of U3O8 (33.88 million short tons or 30.73 million tonnes at a grade of 0.075% U3O8). See “ – Reserve and Resource Estimates” for further information regarding the foregoing mineral resource estimate.

In January of 2018, Laramide disclosed plans to commence core drilling and leach-restoration testing, complete an updated mineral resource estimate based on such additional exploration work and complete a preliminary economic assessment for the Church Rock Project. Laramide has disclosed that planned drilling and leach-restoration work will allow it to satisfy the New Mexico Environment Department’s groundwater discharge plan requirements whereby it must demonstrate in a laboratory environment the ability, post-leaching, to restore groundwater in the mining aquifer to an acceptable level. As at the date hereof, Laramide has not provided any material updates to the status of this proposed exploration program.

Dewey-Burdock Project

Unless otherwise indicated, the scientific and technical information herein regarding the Dewey-Burdock Project has been derived from the technical report titled “NI 43-101 Technical Report, Preliminary Economic Assessment, Dewey-Burdock Uranium ISR Project, South Dakota, USA”, with an effective date of December 3, 2019 (as amended and restated on December 23, 2020) (the “Dewey-Burdock Technical Report”), prepared for Azarga and Azarga’s other public disclosures, copies of which are available under its profile on SEDAR.

Royalty Description

The Dewey-Burdock Royalty is equal to 30% of net proceeds received by the payor from the sale of minerals, less certain deemed production costs. Until the project has produced 6,250,000 pounds of uranium oxide, the deemed production costs are US$40.50 per pound of uranium and thereafter are US$27.05 per pound of uranium, adjusted for inflation in each case.

The Dewey-Burdock Royalty does not apply to the entire Dewey-Burdock Project area. The Company believes that the royalty currently applies to approximately 1,700 acres, or approximately 16%, of the currently proposed permitted area, with an additional 1,227 acres of coverage outside such permitted area. The aggregate surface and minerals rights disclosed in the Dewey-Burdock Technical Report is 16,962 acres. The Company believes that the area subject to the Dewey-Burdock Royalty represents 17% of such aggregate acreage.

About the Dewey-Burdock Project

The Dewey-Burdock Project is a Development stage ISR uranium project located in the Edgemont uranium mining district of South Dakota, USA and is comprised of 12,613 surface acres and 16,960 net mineral acres. According to publicly available information, the property is owned and operated by Azarga, which has announced that the Dewey-Burdock Project is its initial development priority.

Project Milestones & Recent Developments

In its management’s discussion and analysis for the nine months ended September 30, 2020, Azarga disclosed that the Dewey-Burdock Project has received several key licences and permits and is in the process of obtaining final regulatory approvals required for project construction. Azarga further disclosed that it is continuing to evaluate project financing options, with a view to having a funding solution in place prior to or concurrent with the finalization of permits.

In December 2018, Azarga filed the Dewey-Burdock Technical Report, which included the following updated mineral resource estimates: 7.53 million short tons or 6.83 million tonnes of combined measured and indicated resources at an average grade of 0.113% U3O8 returning 16.94 Mlbs U3O8 for the ISR resources only. See “ – Reserve and Resource Estimates” for further information regarding the foregoing mineral resource estimate.

Azarga announced that on July 20, 2018, the United States Court of Appeals for the District of Columbia Circuit (the “DC Circuit Court”) ruled on the Oglala Sioux Tribe’s motion for summary disposition and its request to stay or revoke the NRC licence issued in relation to the Dewey-Burdock Project. Azarga’s disclosure stated that the DC Circuit Court supported the NRC’s decision to maintain the licence, though indicated that the NRC must ensure it complies with the requirements under the National Environmental Policy Act to complete the licence application and that the primary point of contention was the lack of sufficient archeological surveying on the project to identify potential impacts to the Oglala Sioux Tribe’s cultural and historical resources.

Azarga announced that the NRC issued a decision on January 31, 2019, upholding the effectiveness of the Dewey-Burdock Project NRC licence in consideration of the remand from the DC Circuit Court. Azarga’s disclosure stated that the NRC reasoned that the radioactive materials and waste licence may remain in place, while proper historical preservation measures are being explored, because other permits from the state of South Dakota and the EPA have not been granted.

In May 2019, Azarga announced that the Atomic Safety and Licensing Board issued an order granting the NRC staff’s motion to set a schedule for an evidentiary hearing pertaining to the final contention for the Dewey-Burdock Project NRC licence and that such decision provided the NRC staff and Azarga with an opportunity to resolve such final contention. Azarga further announced that the timeline established by the Atomic Safety and Licensing Board set November 29, 2019 as the decision date on the matter. In its management’s discussion and analysis for the six months ended June 30, 2019, Azarga disclosed that its NRC licence remained in good standing.

On August 28, 2019, Azarga disclosed that the EPA had issued revised draft permits. The revised draft EPA permits pertain to the Azarga’s planned Class III and Class V Underground Injection Control (“UIC”) activities. The Class III and Class V UIC EPA permits represent one of the three major regulatory agency approvals required for the Dewey-Burdock Project. Azarga disclosed that it already holds a Source and Byproduct Materials Licence from the NRC, being one of the three major regulatory agency approvals required for the Dewey-Burdock Project. According to the EPA’s public notice, the draft permits will be made available for public review and comment until October 10, 2019. In parallel with advancing permitting initiatives, Azarga expected to publish the results of an updated preliminary economic assessment in the fall of 2019 for the project.

On November 25, 2020, Azarga announced that the EPA had issued the final permits for the Company’s Class III and Class V Underground Injection Control activities. These permits represent the final key federal agency approval and the second of three major regulatory agency approvals required for the Dewey-Burdock Project. The third and remaining major regulatory agency approval is required by the South Dakota DENR, whose staff have previously recommended the approval of the state permits.

On January 17, 2020, Azarga disclosed a preliminary economic assessment for the Dewey-Burdock project. and, on December 24, 2020, Azarga announced a restated preliminary economic assessment for the Dewey-Burdock Project, which is included in the Dewey-Burdock Technical Report. The report included a mineral resource estimate of 17.1 Mlbs of U3O8 in the measured and indicated categories (7.4 million short tons, or 6.7 million tonnes, at an average grade of 0.116%). The preliminary economic assessment of the Dewey-Burdock project states all values in U.S. dollars and used a constant uranium price of US$55 per pound. Azarga states that the estimated initial capital costs for the first two years of the project life are approximately US$31.7 million with sustaining capital costs of approximately US$157.7 million spread over 17 years of operation. Direct cash operating costs were estimated at approximately US$10.46 per pound of U3O8 produced excluding royalties and severance and conservation taxes. U.S. federal income tax was estimated to be US$3.39 per pound. The total estimated pre-tax and post-tax capital and operating costs average approximately US$28.88 per pound and US$32.27 per pound U3O8 produced, respectively. The preliminary economic assessment estimated pre-tax and post-tax net earnings over the life of the project of US$372.7 million and US$324.4 million, respectively, a pre-tax internal rate of return of 55%, a net present value of US$171.3 million, a post-tax internal rate of return of 50% and a net present value of US$147.5 million applying an 8% discount rate.

On December 31st, 2020, Azarga announced the close of a bought deal offering comprised of 30 million units of Azarga at a price of $0.20 per unit for gross proceeds of $6 million. The proceeds were disclosed be used to fund exploration and development expenditures, including at the Dewey-Burdock Project, to repay outstanding loans, and for general working capital and corporate purposes.

Lance Project

Unless otherwise indicated, the scientific and technical information herein regarding the Lance Project has been derived from the public disclosures of Peninsula.

Royalty Description

The Lance Royalty is equal to 4.0% of the gross income from the underlying property without any deduction, provided that such royalty cannot exceed 7% of the gross income from the underlying property when combined with royalties paid to the State of Wyoming. The Lance Royalty does not apply to the entire Lance Project area. The Company believes that the royalty currently applies to approximately 5,586 acres of an estimated 67,500 permit acres or 8% of the currently proposed permitted area. The aggregate surface and minerals rights disclosed by Peninsula in its quarterly report for the period ended December 31, 2020 is 38,060 acres. The Company believes that the area subject to the Lance Royalty represents approximately 15% of such aggregate acreage.

About the Lance Project

According to publicly available information, the Lance Project is an ISR uranium project located on the north-east flank of the Powder River Basin in Wyoming, USA.

Project Milestones & Recent Developments

Mineralization in the area of the Lance Project was initially discovered in the 1970s. From October of 1977 to April of 1978, an ISR pilot plant was constructed and operated, but was shut down and remediated after the incident at Three Mile Island. According to publicly available information, Peninsula Minerals Limited acquired the precursor Sundance project from PacMag Metals Limited in February of 2007. The project lands were expanded through land acquisitions in 2008 and 2009. Metallurgical testing announced in August of 2009 confirmed that the project was amenable to ISR extraction.

Between 2009 and 2015, Peninsula completed additional work to progress the project toward production, including completion of permitting and relevant studies. Production commenced at the Lance Project in December of 2015, utilizing an alkaline leach method. Peninsula has disclosed that such method presented challenges and has been exploring utilizing a mild acid (low pH) production method.

In its annual report for the year ended June 30, 2017, Peninsula disclosed that the Lance Project operated for its first full year and produced 145,000 pounds of U3O8. In its annual report for the year ended June 30, 2018, Peninsula disclosed that the Lance Project produced approximately 155,035 pounds of U3O8 and it sold 177,934 pounds of U3O8 from the Lance Project in the fiscal year ended June 30, 2018, at a cash sale price of US$46.73 per pound. In its September 30, 2019 quarterly activities report, Peninsula disclosed that 731 pounds of U3O8 were recovered and 31,035 pounds of U3O8 were dried and drummed in the quarter.

On September 17, 2018, Peninsula announced that it had completed a JORC compliant feasibility study, which considered a low pH mining option for the project. It disclosed direct operating expenditures over the life of mine of US$15.59 per pound U3O8 produced, capital expenditures to complete low pH transition of US$5.3 million, stage 2 and 3 expansion capital expenditures of US$113.4 million, life of mine all-in sustaining cost average of US$31.77 per pound of U3O8 produced with a break-even price of US$34 per pound of U3O8, a net present value of US$156.5 million and internal rate of return of 30%, based on a long-term average sales price assumption of US$49 per pound of U3O8. Peninsula disclosed that the study included life of mine production of 33.4 Mlbs of U3O8 over a 17-year mine life. On September 17, 2018, Peninsula announced that it was seeking permitting amendments to allow for low pH mining at the project. In order to preserve resources for future low pH extraction and to reduce cash expenditures, Peninsula announced that it suspended the majority of alkaline-based production activity within one of the mining units at the Lance Project. On November 28, 2018, Peninsula announced that it received approval to advance to the review process to change to a low pH solution in the mine operations. On December 28, 2018, Peninsula further announced that it had initiated field demonstration activities related to such low pH recovery at the Lance Project.

On November 14, 2018, Peninsula disclosed an updated JORC compliant resource estimate for the Lance Project, which includes the totality of the project and is not limited to the area covered by the Lance Royalty. This resource was later revised in Peninsula’s September 30, 2019 quarterly activities report. The mineral resource estimate included a measured and indicated resource of 15.80 Mlbs of U3O8 (14.50 million tonnes at an average grade of 0.049% U3O8) and an inferred resource of 37.80 Mlbs of U3O8 (36.20 million tonnes at an average grade of 0.048% U3O8). See “ – Reserve and Resource Estimates” for information regarding the foregoing mineral resource estimate. Such estimate was prepared in accordance with the JORC standard. See “Note Regarding Mineral Reserve and Resource Estimates”.

On January 14, 2019, in its quarterly report for the three months ended December 31, 2018, Peninsula announced that production from the Lance Project during the quarter was 20,364 pounds of U3O8. Production was affected by a previously announced nine-day processing plant shut down for repairs and a natural decline of head grades in remaining alkaline leach areas where chemical addition had been reduced to lower costs.

In its annual report for the year ended June 30, 2019, Peninsula disclosed that 8,491 pounds of U3O8 were produced in the quarter ended June 30, 2019. In July 2019, Peninsula announced that it had determined to idle alkaline-based production activities and focus on completion of the low pH field demonstration. In its annual report for the year ended June 30, 2020, Peninsula disclosed that a total of 5,708 pounds of U3O8 were captured in its 2020 fiscal year. It further disclosed that U3O8 captured in the December 2019 quarter was higher than other quarters during the year following the completion of reconciliations for uranium drying campaigns completed during the 2019 calendar year. This resulted in a positive reconciliation, which was recognized in the December 2019 quarter. Production in subsequent quarters was negligible.

On February 26, 2021, Peninsula announced an update on its low pH field demonstration activities at the project. It disclosed that it started operating a field demonstration in August 2020 after its trial activities in 2019, with the primary objective being to operate in an unmined area of the orebody at the project to confirm the optimal operating conditions for the project. It also disclosed that three full-scale in-situ recovery test patterns were operating in a previously unmined area of Mine Unit 1, all three of which were stated as operating at planned flow rates of 75 gallons per minute and with one pattern having successfully reached the designed pH of 2.0, but the other two patterns taking longer than expected to reach the target pH level, having reached a pH of 4.0. Peninsula stated that the units have not shown significant issues with fine solids generation in the production stream. Peninsula further disclosed that it would continue to run the field demonstration for the foreseeable future, with an expected period of 18-24 months. This period represented a six-month delay from Peninsula’s initial expectations.

Peninsula further announced on May 17, 2021, that the company continued refinements to the low-Ph field demonstration testing and were now seeing the results of changes instituted in April including adjustments to the well pattern and oxygenation. As grades increased, Peninsula announced activation of the pilot ion exchange circuit in early March, though uranium grades were not sufficiently high yet to allow significant uranium recovery. While the Company’s royalty coverage does not include the Ross permit area in which the testing is taking place, the studies impact the mining approach of the overall Lance project.

Langer Heinrich Mine

Unless otherwise indicated, the scientific and technical information herein for the Langer Heinrich Mine has been derived from the public disclosure of Paladin.

Royalty Description

The Langer Royalty is a PR royalty of A$0.12 per kilogram of yellowcake (U3O8) produced from the Langer Heinrich Mine and sold by Paladin and Paladin Energy Metals Ltd.

About the Langer Heinrich Mine

According to publicly available information, the Langer Heinrich Mine is located in Namibia, 80 kilometres east of the major seaport of Walvis Bay and approximately 40 kilometres south-east of the large-scale, hard-rock Rossing uranium project operated by a subsidiary of Rio Tinto. The mine is a surficial calcrete type uranium deposit. The project is operated by Langer Heinrich Uranium (Pty) Ltd., a company that is 75% owned by Paladin and 25% owned by CNNC Overseas Uranium Holding Limited, a wholly-owned subsidiary of the China National Nuclear Corporation.

Project Milestones & Recent Developments

The Langer Heinrich Mine deposit was discovered by General Mining Union Corporation Limited (“Gencor”) in 1973. Between the late 1970s and 1980, Gencor completed substantial technical work, including a full project-evaluation study, metallurgical studies, multiple exploratory shafts and construction of a 300,000 tonne per year dry screen plant and pilot plant at the Langer Heinrich Mine.

In 1998, the Langer Heinrich Mine was acquired by Acclaim Uranium, which completed additional drilling and a pre-feasibility study between 1999 and 2002.

In August, 2002, Paladin acquired Langer Heinrich Uranium (Pty) Ltd. from Aztec Resources Ltd (formerly Acclaim Uranium NL).

Paladin filed a resource estimation in April of 2005, and, in July of 2005, announced that the Ministry of Mines and Energy in Namibia approved the grant of a mining licence covering the Langer Heinrich deposit for a 25-year term. Initial construction at the Langer Heinrich Project started in September of 2005, leading to the mine’s official opening in March of 2007.

The Langer Heinrich Mine had its first full year of production in Paladin’s fiscal year ended June 30, 2009. Since then, Paladin has completed two expansion projects, the first being the Stage 2 expansion in fiscal 2010 and the second being the Stage 3 expansion in fiscal 2012.

In July of 2014, Paladin announced the completion of the sale of a 25% stake in the Langer Heinrich mining operations to CNNC Overseas Uranium Holding Limited, a wholly-owned subsidiary of China National Nuclear Corporation.

In May of 2018, Paladin announced that it received the consent of relevant stakeholders to place the Langer Heinrich Mine on care and maintenance and that it had stopped presenting ore to the plant.

In its annual report for the year ended June 30, 2019, Paladin announced that in February 2019 it had completed a concept study that identified multiple options to reduce operating costs, improve process plant performance and potentially recover a saleable vanadium product. Such annual report also disclosed that in March 2019 it commenced a two-stage pre-feasibility study respecting a potential restart of mining operations at the Langer Heinrich Mine upon a sustained recovery in uranium prices, with the first stage expected to be completed in September 2019 and examining a rapid, low-risk restart of the mine and the second stage expected to be completed in March 2020 and involving a more detailed study, including process optimization aimed at lowering costs, recovering vanadium and potentially increasing production in the later stages of the mine life. In the report, Paladin also disclosed that a restart would be considered only if forecast cash flows from uranium sales provide an appropriate return on investment.

On October 14, 2019, Paladin announced the completion of the first stage of its pre-feasibility study and on June 30, 2020 it announced the results of its restart plan studies, consisting of pre-feasibility and optimization study work programmes. This disclosure included a JORC compliant mineral resource estimate for in-situ and low and medium grade stockpiles at the Langer Heinrich Mine with measured resources of 95.9 Mlbs of U3O8 (97.0 million tonnes at an average grade of 0.0445% U3O8), indicated resources of 18.0 Mlbs of U3O8 (18.8 million tonnes at an average grade of 0.0435% U3O8) and inferred resources of 5.8 Mlbs of U3O8 (6.3 million tonnes at an average grade of 0.0420% U3O8). In its disclosure, Paladin also included a mineral resource estimate for vanadium. Paladin’s disclosure regarding the pre-feasibility study included: (a) an estimate of US$81 million required for restart of the mine, including US$13 million for maintenance, US$47 million for plant improvements and process stability, US$14 million for working capital replenishment and US$7 million for workforce and mobilization; (b) a 17-year estimated mine life with peak production of 5.9 Mlbs U3O8 per annum for 7 years, with the 17-year plan covering three distinct phases being ramp-up (year 1), mining (year 2-8) and stockpile (year 9-17); and (c) estimated production cash costs of US$26.90 per pound over all three life of mine phases.

In its half-year report for the period ended December 31, 2020, Paladin disclosed that it continued to progress the critical-path elements of its restart planning at the Langer Heinrich Mine, including, optimization of pit designs, tailings management, stockpile and run of mine blending strategies, ongoing detailed condition reviews across the mine site and updates of key plant documentation for process design changes. Paladin further disclosed that it continued to engage global nuclear energy utilities with the intent of securing uranium term-price contracts with sufficient term and value to underpin the restart of the mine.

In Paladin’s quarterly report for the period ended March 31, 2021, Paladin stated that the company continued to progress the critical-path elements of its restart planning at Langer Heinrich, including:

○	Ongoing optimisation of tailings management, stockpile and Run Of Mine blending strategies.
○	Completion of the Grade Control dilution study, validating assumptions in the Mineral Resource model.
○	Updates of critical engineering documents and dynamic modelling scenario analysis.

See “- Reserve and Resource Estimates” for further information regarding the foregoing mineral resource estimate. Such estimate was prepared in accordance with the JORC standard. See “Note Regarding Mineral Reserve and Resource Estimates”.

The table below sets forth historic production for the Langer Heinrich Mine for each of the years ended June 30, 2016, 2017 and 2018, as reported by Paladin in its annual reports for the period. The mine has been on care and maintenance since mid-2018. Paladin states in the company’s Corporate Presentation on the Langer Heinrich Mine Restart Plan historical total production of 43 Mlbs of U3O8.

	Production	Cost of Production
Year ended June 30:	(Mlbs)	(US$/lb)
2018	2.739	26.23
2017	4.149	18.91
2016	4.763	25.88

Michelin Project

Unless otherwise indicated, the scientific and technical information herein for the Michelin Project has been derived from the public disclosure of Paladin.

Royalty Description

The Michelin Royalty is a 2.0% GRR on uranium recovered from the underlying property, calculated based on the actual proceeds of sales of uranium, without deductions.

About the Michelin Project

According to publicly available information, the Michelin Project is a Development stage conventional uranium project located in Labrador and Newfoundland, Canada; the project covers approximately 60,300 hectares of mineral licences and is located approximately 140 kilometres north of Happy Valley-Goose Bay, and 40 kilometres southwest of Postville, Newfoundland and Labrador. The Michelin Project is owned by Aurora Energy Ltd. Based on Paladin’s annual report for the year ended June 30, 2020, Aurora Energy Ltd. is 60% owned by Paladin and has certain rights to increase its interest in the project by 5% per year, over the following three years to 75%.

Project Milestones & Recent Developments

The deposit at the Michelin Project was initially discovered in 1968. According to publicly available information, Aurora Energy Resources Inc. held the rights to the Michelin Project when it completed its initial public offering in 2006. In early 2008, Fronteer Development Group Inc. (“Fronteer”) completed its acquisition of Aurora Energy Resources Inc. in April of 2009 at which point it valued the total acquisition at approximately $180 million. Following the acquisition, Fronteer completed a preliminary economic assessment on the Michelin Project in 2009.

In February of 2011, Paladin acquired Aurora Energy Resources Inc. from Fronteer for $261 million. In December of 2011, the moratorium on uranium mining was lifted. In August 2012, Paladin announced that it had entered into a long-term off-take agreement with a major utility and that it had granted such utility security in connection therewith over 60.1% of its interest in the Michelin Project.

In 2014, Paladin announced the completion of a mineral resource estimate for the Michelin Project and, in 2017, announced a JORC compliant resource estimate for the Michelin Project that included a measured and indicated resource of 105.60 Mlbs of U3O8 (54.4 million tonnes at an average grade of 0.088% U3O8) and an inferred resource of 22.10 Mlbs of U3O8 (13.10 million tonnes at an average grade of 0.077% U3O8). In its annual report for the year ended June 30, 2020, Paladin disclosed that it believes that the deposit at the project is open along strike and depth.

See “ – Reserve and Resource Estimates” for further information regarding the foregoing mineral resource estimate. Such estimate was prepared in accordance with the JORC standard. See “Note Regarding Mineral Reserve and Resource Estimates”.

In a presentation dated March 2021, Paladin disclosed that US$75 million of total historical in ground exploration had occurred at the project. In June of 2018, Paladin disclosed that, as a consequence of the continuing weakness in the uranium spot price, the Michelin Project currently operates on minimum activity and expenditure at a level intended to maintain the claims in good standing. It further disclosed that it has implemented a mineral licence management strategy to ensure that the licences coincident with the estimated resources at the Michelin Project and the most prospective ground are maintained at minimum expense until March of 2023.

Reno Creek Project

Unless otherwise indicated, the scientific and technical information herein regarding the Reno Creek Project has been derived from the technical report titled “Technical Report and Audit of Resources of the Reno Creek ISR Project, Campbell County, Wyoming, USA” with an effective date of December 31, 2018 (the “Reno Creek Technical Report”), prepared for UEC and UEC’s other public disclosures, copies of which are available under its profile on SEDAR.

Royalty Description

The Reno Creek Royalty is a 0.5% NPI royalty, with a maximum amount payable thereunder of US$2.5 million. The Reno Creek Royalty does not apply to the entire project area for the Reno Creek Project. The Company believes that the royalty currently applies to approximately 16,679 acres of the total project area of 18,763 acres disclosed by UEC. The royalty covers approximately 4,270 acres, or approximately 70% of the 6,057 acres of permitted area that defines the North Reno and South Reno Creek Mine Units.

About the Reno Creek Project

The Reno Creek Project is a Development stage ISR uranium project located in the Pumpkin Buttes Uranium District in Campbell County, Wyoming, in the south-central portion of the Powder River Basin. The Reno Creek Project is 100% owned by a wholly-owned subsidiary of UEC.

Project Milestones & Recent Developments

The Reno Creek Project resulted from the consolidation of certain lands acquired by Strathmore Minerals and American Uranium Corporation between 2004 and 2007 into a joint venture. In 2017, UEC acquired the North Reno Creek, Southwest Reno Creek, Moore, Pine Tree and Bing units of the project through its acquisition of Reno Creek Holdings Inc. from Pacific Road. In 2018, UEC acquired additional units in North Reno Creek as a result of its acquisition of Uranerz Energy Corporation from Energy Fuels. The Reno Creek Royalty does not apply to the North Reno Creek units acquired from Uranerz Energy Corporation.

In January of 2019, UEC filed the Reno Creek Technical Report, which includes a mineral resource estimate for the Reno Creek Project. The mineral resource estimate disclosed in the Reno Creek Technical Report includes a measured and indicated resource of 26.00 Mlbs of U3O8 (32.0 million short tons or 29.0 million tonnes at an average grade of 0.041% U3O8) and an inferred resource of 1.49 Mlbs of U3O8 (1.92 million short tons or 1.74 million tonnes at an average grade of 0.039% U3O8), with approximately 45% of the measured and indicated resource and approximately 85% of the inferred resource contained in the North Reno Creek area of the project.

See “ – Reserve and Resource Estimates” for further information regarding the mineral resource estimates disclosed in the Reno Creek Technical Report.

UEC has disclosed that the Reno Creek Project is construction-ready and fully permitted, having obtained its Wyoming Department of Environmental Quality permit to mine in July of 2015, its aquifer exemption from the EPA in October of 2015 and its Source and Byproduct Materials Licence from the NRC in February of 2017.

Roca Honda Project

Unless otherwise indicated, the scientific and technical information herein regarding the Roca Honda Project has been derived from the historic technical report titled “Technical Report on the Roca Honda Project, McKinley County, State of New Mexico, USA” with an effective date of February 4, 2015 (the “Historic Roca Honda Technical Report”), prepared for Strathmore Resources (US) Ltd. (“Strathmore Resources”) (a subsidiary of Energy Fuels) and Energy Fuels’ other public disclosures, copies of which are available under its profile on SEDAR.

Royalty Description

The Roca Honda Royalty is equal to 4.0% of the gross value from the sale of U3O8 produced from Section 17 of the Roca Honda Project, less certain specified deductions, including sales brokerage, transportation costs, state severance taxes imposed on the value of product sold, weighting, sampling and assaying charges at the converter and penalties, surcharges or deductions levied by the converter. “Section 17” refers to section 17 of Township 13N/Range 8W, comprising 640 acres of the 4,440 acres (14%) of the Roca Honda Project. The Roca Honda Royalty is subject to the right of the payor to purchase the royalty for US$5,000,000 at any time prior to the first royalty payment becoming due thereunder.

The Roca Honda Royalty does not apply to the entire project area for the Roca Honda Project. The Company believes that the royalty currently applies to approximately 640 acres, or approximately 14% of the current project area.

About the Roca Honda Project

The Roca Honda Project is a Development stage, conventional uranium project located in New Mexico, USA, approximately three miles northwest of San Mateo, New Mexico and covers approximately 4,440 acres. The Roca Honda Project is 100% owned by Strathmore Resources, a wholly-owned subsidiary of Energy Fuels. Energy Fuels also owns the White Mesa Mill, an existing conventional uranium mill located near Blanding, Utah, approximately 275 miles from the Roca Honda Project.

Project Milestones & Recent Developments

Mineralization was initially discovered in the area of the Roca Honda Project in 1970 by Kerr-McGee Oil Industries. The project claims were acquired by Strathmore Minerals in 2004. Upon completion of a joint venture agreement with Sumitomo Corporation in 2007, Strathmore Minerals completed baseline water quality, environmental and tailings disposal studies between 2007 and 2009 and a technical report was completed on portions of the project (not including Section 17) in 2010.

In August of 2013, Energy Fuels acquired a 60% interest in the Roca Honda Project through the acquisition of Strathmore Minerals and, in May of 2016, acquired the remaining 40% interest in the Roca Honda Project from Sumitomo Corporation. Strathmore Resources acquired Section 17 in 2015 from Uranco Inc., a wholly-owned subsidiary of Westwater.

In December of 2016, Energy Fuels filed the Historic Roca Honda Technical Report, which included a resource estimate and preliminary economic assessment for the project. However, such resource estimate and preliminary economic assessment did not include Section 17, being the area of the project underlying the Roca Honda Royalty.

In its quarterly report for the three months ended September 30, 2020, Energy Fuels disclosed that it is actively advancing certain permits at the Roca Honda Project. In its annual report for the year ended December 31, 2019, Energy Fuels disclosed that the Roca Honda Project is at an advanced stage of permitting, with a draft Environmental Impact Statement completed by the United States Forest Service in February of 2013 with an additional scoping process initiated in September of 2016 to incorporate Section 17 and development drilling into the mine plan. Energy Fuels has disclosed that it expects a Record of Decision to be issued by the United States Forest Service in 2021. In such annual report, Energy Fuels disclosed that other major permits required for the Roca Honda Project included a Permit to Mine to be issued by the New Mexico Mining and Minerals Division, a discharge permit to be issued by the New Mexico Environment Department and a Mine Dewatering Permit to be issued by the New Mexico State Engineer’s Office.

Slick Rock Project

Unless otherwise indicated, the scientific and technical information herein regarding the Slick Rock Project has been derived from the technical report “Technical Report Preliminary Economic Assessment, Slick Rock Project Uranium / Vanadium Deposit, San Miguel County, Southwest Colorado, USA” with an effective date of April 8, 2014 (the “Slick Rock Technical Report”), prepared for UEC and UEC’s other public disclosures, copies of which are available under its profile on SEDAR.

Royalty Description

The Slick Rock Royalty is a 1.0% NSR uranium royalty on the Slick Rock Project. The royalty applies only to uranium produced at the project and does not apply to vanadium or other minerals.

About the Slick Rock Project

The Slick Rock Project is an Advanced stage conventional uranium and vanadium project located in San Miguel County, Colorado, approximately 24 miles north of the town of Dove Creek, and consists of 315 contiguous mineral lode claims and covers approximately 5,333 acres bordering the Sunday / Carnation / Topaz / Saint Jude mine complex, formerly owned by Energy Fuels and Denison Mines Corp.

Project Milestones & Recent Developments

Shallow uranium and vanadium mineralization has been known in the area of the Slick Rock Project since the early 20th century, with the region being first mined for uranium until 1923. The area remained active from the 1930s through to the early 1980s. However, exploration activity ceased between 1983 and 2006, as a result of uranium pricing declines. Between 2006 and 2008, the Slick Rock Project and the region were the subject of various exploration activities by several operators.

UEC acquired its initial interest in the Slick Rock Project in 2010, by staking 88 mineral lode claims that had lapsed and by acquiring additional mineral lode claims from individuals in consideration for a 1% royalty interest. Since then, UEC has further expanded the project through additional staking.

In April of 2014, UEC filed the Slick Rock Technical Report, which included a preliminary economic assessment and mineral resource estimate for the Slick Rock Project. The report disclosed an estimated inferred mineral resource of 11.6 Mlbs of U3O8 (2.55 million short tons or 2.31 million tonnes at a grade of 0.228% eU3O8). See “ – Reserve and Resource Estimates” for further information regarding the foregoing mineral resource estimate.

The Slick Rock Technical Report included a resource estimate for the project and a preliminary economic assessment, disclosing a base economic case based on annual production of 100,000 tons of mined material per year. For this base case, with a uranium price of US$60.00 per pound and a vanadium price of US$10.00 per pound, the project would generate an estimated pre-tax internal rate of return of 33% and a post-tax internal rate of return of 29%, and would have an estimated pre-tax net present value of US$43.8 million dollars (constant dollars) before income tax and a post-tax net present value of US$31.9 million dollars (constant dollars), each utilizing a 10% discount rate. The foregoing preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that such preliminary economic assessment will be realized.

Workman Creek Project

Unless otherwise indicated, the scientific and technical information herein regarding the Workman Creek Project has been derived from the technical report titled “Technical Report on the Workman Creek Project, Central Arizona”, with an effective date of March 2, 2012 (the “Workman Creek Technical Report”), prepared for UEC and UEC’s other public disclosures, copies of which are available under its profile on SEDAR.

Royalty Description

The Workman Creek Royalty is a 1.0% NSR uranium royalty on the Workman Creek Project.

About the Workman Creek Project

According to publicly available information, the Workman Creek Project is a Development stage conventional uranium project located in the Sierra Ancha region in Gila County, Arizona and consists of approximately 198 unpatented mining claims covering approximately 4,036 acres.

Project Milestones & Recent Developments

Exploration in the Workman Creek area commenced in 1954, when the United States Atomic Energy Commission carried out reconnaissance exploration work that led to a staking rush and increased activity until the late 1970s. UEC has disclosed that in 1975, Wyoming Minerals Corporation, a subsidiary of Westinghouse Corporation, re-evaluated and acquired mining rights to the most prominent pre-1960 uranium showings in the region, which included and led to the development of, among others, the Workman Creek area, and, by 1980, had drilled at least 432 drill holes in the Workman Creek area and completed a feasibility study. Shortly after the feasibility study was completed, the uranium market saw a prolonged depression.

Rodinia Minerals Inc. began exploration at the Workman Creek Project in 2005, which included radiometric, geochemical and radon-gas surveys on several claim blocks and the completion of a resource estimate.

In July of 2012, UEC filed the Workman Creek Technical Report, which includes a mineral resource estimate for the Workman Creek Project. The report disclosed an estimated inferred mineral resource of 5.54 Mlbs of U3O8 (3.22 million short tons or 2.92 million tonnes at an average grade of 0.086% U3O8). See “ – Reserve and Resource Estimates” for further information regarding the foregoing mineral resource estimate.

Diabase Option

On January 31, 2018, the Company acquired the Diabase Royalty Option, pursuant to which the Company can acquire the Diabase Royalty at any time until February 7, 2022, for an exercise price of $1,750,000, payable in cash.

The scientific and technical information herein regarding the Diabase Project has been derived from UEC’s public disclosure.

Diabase Project

Royalty Description

The Diabase Royalty is equal to 3.0% of the sales of minerals from Mineral Disposition S-106843 of the underlying property, which covers a portion of the Diabase Project.

About the Diabase Project

The Diabase Project is a large Early Exploration stage project located 75 kilometres west of Cameco’s Key Lake mill on the southern rim of Saskatchewan’s Athabasca Basin uranium district and covers 21,949 hectares, which overlies the highly prospective regional Cable Bay fault corridor. According to UEC’s public disclosure, the project is 100% owned by UEC.

Project Milestones & Recent Developments

Historical work started on the Diabase Project in the late 1970s, with the most recent major drilling program being completed by Nuinsco Resources in 2011. In February of 2018, UEC completed the acquisition of the Diabase Project.

Mineral Reserve and Resource Estimates

The tables below set forth the estimated mineral reserve and resources for the projects underlying the Company’s existing royalty interests and those it has options to acquire. The information set forth in the tables below is based on publicly available information as of the date of this Annual Information Form. See “Technical and Third Party Information”.

The mineral reserve estimates have been estimated in accordance with CIM Definition Standards and NI 43-101 and the mineral resources set forth in the tables below have been estimated in accordance with CIM Definition Standards and NI 43-101 or JORC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. See “Note Regarding Mineral Reserve and Resource Estimates”.

The scientific and technical information in the tables below was publicly disclosed by the companies that own the projects, or their affiliates, in various documents that are referenced in the notes below. The figures in the tables below have been rounded and, in some instances, may not exactly match the figures that were disclosed.

Certain of the Company’s royalty interests do not cover the entire property associated with the operator’s publicly reported figures and the Company is not in a position to report separate resource estimates for those properties. Please see the individual property disclosures in this Annual Information Form for further information.

Royalty Interests

The following are mineral resource estimates for the Company’s royalty interests.

Resources(1)
	Measured			Indicated			Total Measured and Indicated			Inferred
Deposit	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8
	(millions)	(% U3O8)	(Mlbs)	(millions)	(% U3O8)	(Mlbs)	(millions)	(% U3O8)	(Mlbs)	(millions)	(% U3O8)	(Mlbs)

Anderson (open pit)(2)	-	-	-	25.42	0.028	15.50	25.42	0.028	15.50	4.63	0.024	2.50
Anderson (underground)(2)				1.43	0.048	1.50	1.43	0.048	1.50	8.36	0.052	9.50
Church Rock(3)	-	-	-	-	-	-	-	-	-	30.73	0.075	50.82
Cigar Lake (4)	0.033	7.61	5.5	0.309	14.55	99.3	0.342	13.88	104.8	0.186	5.55	22.8
Dewey-Burdock(5)	4.72	0.132	13.78	2.11	0.068	3.16	6.83	0.113	16.94	0.66	0.056	0.82
Lance(6)	3.40	0.049	3.70	11.10	0.050	12.10	14.50	0.049	15.80	36.20	0.048	37.80
Langer Heinrich(7)	97.0	0.045	95.9	18.8	0.043	17.96	115.8	0.045	113.86	6.3	0.042	5.8
McArthur (8)	0.098	2.57	5.5	0.092	2.32	4.7	0.190	2.46	10.3	0.041	2.85	2.6
Michelin(9)	17.80	0.097	38.00	36.60	0.084	67.60	54.40	0.088	105.60	13.10	0.077	22.10
Reno Creek(10)	13.60	0.043	12.92	15.40	0.039	13.07	29.00	0.041	26.00	1.74	0.039	1.49
Slick Rock(11)	-	-	-	-	-	-	-	-	-	2.31	0.228	11.60
Workman Creek(12)	-	-	-	-	-	-	-	-	-	2.92	0.086	5.54

Notes:

(1)	Mineral resources which are not mineral reserves do not have demonstrated economic viability. Where applicable, third party resource estimates disclosed in tons have been converted to metric tonnes for presentation purposes.
(2)	The mineral resources were estimated in accordance with NI 43-101 and are disclosed in the Anderson Technical Report. The effective date of the mineral resource estimate is July 6, 2014, and the estimate was prepared using a cut-off grade of 0.01% eU3O8 for open pit and cut-off grade of 0.035% eU3O8 for underground, a price assumption of US$65 per pound U3O8 and a 14-year mine life. A copy of the Anderson Technical Report is available under UEC’s profile on SEDAR.
(3)	The mineral resources were estimated in accordance with NI 43-101 and are disclosed in the Church Rock Technical Report. The effective date of the mineral resource estimate is September 30, 2017, and the estimate was prepared using a cut-off grade of 0.02% eU3O8, minimum thickness of 2.0 feet, internal maximum dilution of 5 feet, grade values have not been adjusted for disequilibrium, tonnage factor of 15 cubic feet per ton. A copy of the Church Rock Technical Report is available under Laramide’s profile on SEDAR.
(4)	The mineral resources were estimated in accordance with NI 43-101 and are disclosed in Cameco 2020 AIF. The resources do not include amounts that have been identified as mineral reserves. A copy of the Cameco 2020 AIF and Cigar Lake Technical Report are available under Cameco’s profile on SEDAR.
(5)	The Dewey-Burdock Royalty does not apply to the entire project area covered by this estimate and covers approximately 17% of the aggregate surface and mineral rights disclosed in the Dewey-Burdock Technical Report. The mineral resources were estimated in accordance with NI 43-101 and are disclosed in the Dewey-Burdock Technical Report. The effective date of the mineral resource estimate is December 3, 2019, and the estimate was prepared using a cut-off grade of 0.02% U3O8 and a GT cut-off of 0.20 m% U3O8 for use in the GT (grade x thickness) contour method. A copy of the Dewey-Burdock Technical Report is available under Azarga’s profile on SEDAR.
(6)	The Lance Royalty does not apply to the entire project area covered by this estimate and covers approximately 15% of the stated Peninsula holdings owned. The mineral resources were estimated in accordance with JORC. The mineral resources were calculated using a GT product contour of 0.2 m% and a cut-off of 200 ppm U3O8. The resource estimate is set forth in Peninsula’s quarterly activities report for the quarter ended December 31, 2020.
(7)	The mineral resources were estimated in accordance with JORC. The estimate was prepared using a cut-off grade of 250 ppm for definition of the open pit. Paladin has reportedly depleted the estimate for mining to the end of June of 2018. The resources now include identified stockpiles in the measured category. The estimate was disclosed in Paladin’s Australian Stock Exchange (the “ASX”) Release titled “ Langer Heinrich Mine Restart Plan Confirms US$81M of Restart Expenditure and Life of Mine C1 Cost of US$27/lb U3O8” dated June 30, 2020.
(8)	The mineral resources were estimated in accordance with NI 43-101 and are disclosed in Cameco 2020 AIF. The resources do not include amounts that have been identified as mineral reserves. A copy of the Cameco 2020 AIF and Cigar Lake Technical Report are available under Cameco’s profile on SEDAR.
(9)	The mineral resources were estimated in accordance with JORC and are disclosed in Paladin’s annual report for the year ended June 30, 2018. The estimate was prepared using a cut-off grade of 200 ppm for open pit and 500 ppm for underground (except Jacques Lake, which required a cut-off grade of 250 ppm), an 18-year mine life and a price assumption of US$85 per pound U3O8. Includes Michelin, Jacques Lake and all other deposits.
(10)	The Reno Creek Royalty does not apply to the entire North Reno Creek area, which represents approximately 45% of the measured and indicated resource and approximately 85% of the inferred resource contained in the North Reno Creek area of the project. The mineral resources were estimated in accordance with NI 43-101 and are disclosed in the Reno Creek Technical Report. The estimate was prepared using a cut-off grade 0.2 GT (grade x thickness per intercept). A copy of the Reno Creek Technical Report is available under UEC’s profile on SEDAR.
(11)	The mineral resources were estimated in accordance with NI 43-101 and are disclosed in the Slick Rock Technical Report. The effective date of the mineral resource estimate is December 15, 2012. Uranium grades were calculated using radiometric grade equivalents and the cut-off grade quoted is 0.15% eU3O8. The model utilized 50 foot x 50 foot x 10 foot blocks and ordinary kriging for interpolation. The model utilized historical density values of 15 square feet per short ton. A copy of the Slick Rock Technical Report is available under UEC’s profile on SEDAR.
(12)	The mineral resources were estimated in accordance with NI 43-101 and are disclosed in the Workman Creek Technical Report. The effective date of the mineral resource estimate is March 2, 2012. The cut-off grade quoted is 0.05% U3O8. The grades were interpolated into 50 foot x 50 foot x 10 foot blocks interpolated using ordinary kriging. The density used was 164.75 pounds per square foot. U3O8 values were capped at 0.94%. The Workman Creek Technical Report is available under UEC’s profile on SEDAR.

Historical Resources(1)
	Measured			Indicated			Total Measured and Indicated			Inferred
Deposit	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8
	(millions)	(% U3O8)	(Mlbs)	(millions)	(% U3O8)	(Mlbs)	(millions)	(% U3O8)	(Mlbs)	(millions)	(% U3O8)	(Mlbs)
Roughrider West Pit (2)	–	–	–	0.39	1.980	17.21	0.39	1.980	17.21	0.04	11.030	10.60
Roughrider East Pit(2)	–	–	–	–	–	–	–	–	–	0.12	11.580	30.13

Notes:

(1)	Historical resource estimates cannot be considered current mineral resources and may ultimately prove unreliable.
(2)	The mineral resources were estimated in accordance with NI 43-101 and are disclosed by reference to the Historic Roughrider Technical Report in the Roughrider Technical Report. The effective date of the mineral resource estimate is September 13, 2011, and the estimate was prepared using a cut-off grade of 0.05% U3O8 in the West Zone and 0.4% U3O8 in the East Zone, a price assumption of US$80 per pound U3O8, assuming open pit extraction for West Zone and underground extraction for East Zone and metallurgical recovery of 98%. A copy of the Roughrider Technical Report is available under the Company’s profile at SEDAR. The Company is treating the resource estimates as historical in nature and notes that a qualified person has not done sufficient work to classify the historical estimates as current mineral resources.

The following are mineral reserve estimates and mineral resource estimates for McArthur River and Cigar Lake.

Reserves(1)
	Proven			Probable			Total Mineral Reserves
Deposit	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Metallurgical
	(‘000s)	(% U3O8)	(Mlbs)	(‘000s)	(% U3O8)	(Mlbs)	(‘000s)	(% U3O8)	(Mlbs)	Recovery (%)
McArthur River	2041.0	7.12	320.2	540.0	6.02	71.7	2581.0	6.89	391.9	99.0
Cigar Lake	268.7	17.53	103.8	203.2	13.78	61.7	471.9	15.92	165.6	98.5

Note:

(1)	The mineral reserves were estimated in accordance with NI 43-101 and are disclosed in Cameco Corporation’s 2020 Annual Information Form. The mineral reserve estimate is as of December 31, 2020. Use a constant dollar average uranium price of approximately $45 (US) per pound U3O8. Are based on exchange rates of $1.00 US = $1.26 Cdn. A copy of the Annual Information Form and associated supporting technical reports for each project are available under Cameco’s profile on SEDAR.

RISK FACTORS

Investing in the securities of the Company is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of its development. The risk factors outlined in this section and elsewhere in this Annual Information Form should be carefully considered by investors when evaluating an investment in the Company. These risk factors list some, but not all, of the risks and uncertainties that may have a material adverse effect on the Company’s securities, future business, operations and financial condition and that could cause actual events to differ materially from those set forth in Forward-Looking Statements. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also impair the Company’s business operations. If the Company is unable to prevent events that have a negative effect from occurring, then its business, results of operations, financial condition and cash flows and the market price of its securities could be materially and adversely affected.

Risks Related to the Business of URC

Dependence on third party operators.

The Company is not and will not be directly involved in the exploration, development and production of minerals from, or the continued operation of, the mineral projects underlying the royalties, streams and similar interests that are or may be held by the Company. The exploration, development and operation of such properties is determined and carried out by third party owners and operators thereof and any revenue that may be derived from URC’s asset portfolio will be based on production by such owners and operators. Third party owners and operators will generally have the power to determine the manner in which the properties are exploited, including decisions regarding feasibility, exploration and development of such properties or decisions to commence, continue or reduce, or suspend or discontinue production from a property. The interests of third party owners and operators and those of the Company may not always be aligned. As an example, it will usually be in the interest of the Company to advance development and production on properties as rapidly as possible, in order to maximize near-term cash flow, while third party owners and operators may take a more cautious approach to development, as they are exposed to risk on the cost of exploration, development and operations. Likewise, it may be in the interest of owners and operators to invest in the development of, and emphasize production from, projects or areas of a project that are not subject to royalties, streams or similar interests that are or may be held by the Company. The inability of the Company to control or influence the exploration, development or operations for the properties in which the Company holds or may hold royalties, streams and similar interests may have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, the owners or operators may take action contrary to the Company’s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with the Company; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to advance such properties or perform its obligations under arrangements with the Company.

The Company may not be entitled to any compensation if the properties in which it holds or may hold royalties, streams and similar interests discontinue exploration, development or operations on a temporary or permanent basis.

The owners or operators of the projects in which the Company holds an interest may, from time to time, announce transactions, including the sale or transfer of the projects or of the operator itself, over which the Company has little or no control. If such transactions are completed, it may result in a new operator, which may or may not explore, develop or operate the project in a similar manner to the current operator, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The effect of any such transaction on the Company may be difficult or impossible to predict.

Limited or no access to data or the operations underlying the Company’s interests.

The Company is not, and will not be, the owner or operator of any of the properties underlying its current or future royalties, streams and similar interests and has no input in the exploration, development or operation of such properties. Consequently, the Company has limited or no access to related exploration, development or operational data or to the properties themselves. This could affect the Company’s ability to assess the value of a royalty or similar interest. This could also result in delays in cash flow from that anticipated by the Company, based on the stage of development of the properties underlying its royalties and similar interests. The Company’s entitlement to payments in relation to such interests may be calculated by the royalty payors in a manner different from the Company’s projections and the Company may not have rights of audit with respect to such interests. In addition, some royalties, streams or similar interests may be subject to confidentiality arrangements that govern the disclosure of information with regard to such interests and, as a result, the Company may not be in a position to publicly disclose related non-public information. The limited access to data and disclosure regarding the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company has an interest may restrict the Company’s ability to assess value, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The Company attempts to mitigate this risk by building relationships with various owners, operators and counterparties, in order to encourage information sharing.

Risks faced by owners and operators.

To the extent that they relate to the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company holds or may hold royalties, streams or similar interests, the Company will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Mineral exploration, development and production generally involves a high degree of risk. Such operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in exploration, development and production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down such activities temporarily or permanently. Mineral exploration, development and production is subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability for the owners or operators thereof. The exploration for, and development, mining and processing of, mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate.

While a number of the properties underlying the Company’s current royalty interests are relatively advanced and the Langer Heinrich Mine was producing until its operator idled it in 2018, none of the properties underlying the Company’s current royalty interests are in production. In addition, while the Cigar Lake mine and McArthur River mine were producing until their operators idled them in 2018 and 2020, respectively, the royalties under McArthur River and Cigar Lake mines are not on currently producing properties. While the discovery of uranium deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration or development programs planned by the owners or operators of the properties underlying royalties, streams and similar interests that are or may be held by the Company will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in one or more of the properties underlying the Company’s current or future interests not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties underlying the Company’s current or future interests will be brought into a state of commercial production or that projects on care and maintenance will recommence production activities.

Dependence on future payments from owners and operators.

The Company will be dependent to a large extent on the financial viability and operational effectiveness of owners and operators of the properties underlying the royalties, streams and similar interests that are or may be held by the Company. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, recovery by the operators of expenses, the establishment by the operators of mineral reserves for such expenses or the bankruptcy, insolvency or other adverse financial condition of the operator. The Company’s rights to payment under royalties and similar interests must, in most cases, be enforced by contract without the protection of a security interest over property that the Company could readily liquidate. This inhibits the Company’s ability to collect outstanding royalties in the event of a default. In the event of a bankruptcy, insolvency or other arrangement of an operator or owner, the Company will be treated like any other unsecured creditor, and therefore have a limited prospect for full recovery of royalty or similar revenue.

Impacts of COVID-19 on Projects underlying the Company’s Interests.

The world is currently experiencing a deadly outbreak of the coronavirus disease 2019, or COVID-19. Public health and government authorities have recommended and mandated precautions to mitigate the spread of COVID-19, including in some cases quarantines, shelter-in-place orders, and restrictions on mining-related activities. Some of the operators of the projects underlying our interests have disclosed that their conduct of exploration and development programs may be impacted or delayed due to limitations on employee mobility, travel restrictions and shelter-in-place orders, which may restrict or prevent its ability to access the properties underlying our interests. Additionally, Cameco idled the Cigar Lake mine in December 2020 as a precautionary measure due to the impacts of COVID-19 and has further disclosed that its capital and operational spending plans in 2021 may be impacted by COVID-19. Any such limitations, restrictions and orders may have a material adverse effect upon ongoing exploration, development and production restart programs at such mineral properties and, ultimately, on our financial condition and results of operations.

Impacts of COVID-19 on Financial Markets and Commodities Prices.

The global economy, commodities prices, and financial markets have experienced significant volatility and uncertainty due to COVID-19. This price volatility could cause operators or developers to defer or forego projects, which could adversely impact our financial condition or our ability to generate future revenue. Moreover, in the ordinary course of business, the Company reviews opportunities to acquire new royalty interests and may have acquisition opportunities at various stages of review. Reduced economic and travel activities or illness among our management team as a result of COVID-19 could limit or delay acquisition opportunities or other business activities. In addition, economic volatility, disruptions in the financial markets, or severe price declines for uranium or other commodities could adversely affect our ability to obtain future debt or equity financing for acquisitions on acceptable terms. Government efforts to counter the economic effects of COVID-19 through liquidity and stimulus programs may be insufficient or ineffective in preventing or reducing the effects of a recession. It is difficult to determine the extent of the economic and market impacts from COVID-19 and the many ways in which they may negatively affect our business and the trading price of our securities.

Investment price risks.

The value of the Company’s current and future equity investments, including its investment in Yellow Cake, is and will be exposed to fluctuations in the quoted market price depending on a number of factors, including general market conditions, company-specific operating performance and the market price of uranium. The Company does not currently utilize any derivative contracts to reduce this exposure. The Company may be unable to sell its entire interest in an investment without having an adverse effect on the fair value of the security due to low trading volumes on some investments.

Commodities price risks.

The revenue derived by the Company from its asset portfolio will be significantly affected by changes in the market price of uranium. This is especially the case for any physical uranium that the Company determines to purchase in the future, pursuant to the Yellow Cake Agreement or otherwise and the market price of the Yellow Cake strategic investment held by the Company.

Uranium prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events in significant mining countries. Such external economic factors are, in turn, influenced by changes in international investment patterns, monetary systems and political developments. Uranium, being a commodity, is by its nature subject to wide price fluctuations and future material price declines could result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or similar interests that the Company may hold. Any such price decline may have a material adverse effect on the Company’s business, results of operations and financial condition.

Acquisition strategy.

As part of the Company’s business strategy, it has sought and will continue to seek to purchase uranium royalties, streams or similar interests, as well as physical uranium, from third party natural resource companies and others. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions. The Company cannot ensure that it can complete any acquisition, transaction or business arrangement that it pursues, or is pursuing, on favourable terms or at all, or that any acquisition, transaction or business arrangement completed will ultimately benefit the Company.

Global financial conditions.

Global financial conditions have been characterized by ongoing volatility. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, pandemics (including the COVID-19 pandemic), geopolitical instability, changes to energy prices or sovereign defaults.

Any sudden or rapid destabilization of global economic conditions could negatively impact the Company’s ability, or the ability of the operators of the properties in which it holds interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. Additionally, increased levels of volatility and market turmoil can adversely impact the operations of the Company, the price of uranium and the value and the price of the URC Shares could be adversely affected.

Risks related to mineral reserves and resources.

The estimated mineral reserves and resources on properties underlying the royalties, streams or similar interests that are or may be held by the Company are estimates only, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of minerals will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted by the owners or operators of the properties. Further, it may take many years from the initial phase of drilling before production is possible and, during that time, the economic feasibility of exploiting a discovery may change. Market price fluctuations of commodities, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves on properties underlying the royalties, streams or similar interests that are or may be held by the Company unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure; by governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection; and by political and economic stability.

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill holes or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying the royalties, streams or similar interests that are or may be held by the Company constitute or will be converted into reserves. Any of the foregoing factors may require operators to reduce their reserves and resources, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Depleted Mineral Reserve Replacement.

Mines have a limited time of operation as a result of the proven and probable mineral reserves attributed to a specific mine. A mining company operating a specific mine will be required to replace and expand mineral reserves depleted by a mine’s production to maintain production levels over a long-term. It is possible to replace depleted mineral reserves by expanding known ore bodies through exploration, locating new deposits or acquiring new mines or projects. Mineral exploration is highly speculative in nature. It can take several years to develop a potential site of mineralization. There is no assurance that current or future exploration programs conducted by mining companies will be successful. The Company holds royalty interests on each of the McArthur River and Cigar Lake mines, which have mineral reserve estimates completed for their operations. None of the other properties underlying the Company’s existing royalty interests have mineral reserve estimates completed thereon. There is a risk that the depletion of mineral reserves by mining companies on the projects underlying the Company’s interests will not be replenished by discoveries or acquisitions which could reduce the income the Company would have expected to receive from a particular interest.

Costs may influence the Company’s future royalty returns.

Net profit interest royalties and similar interests allow the operator to account for the effect of certain costs on the project before calculating a royalty, including, typically, costs of labour, equipment, electricity, environmental compliance, and numerous other capital, operating and production inputs. Payments under such royalties generally only begin after payback of capital costs and ongoing operating costs and some also allow deductions for prior exploration and interest costs. Such costs will fluctuate in ways the Company will not be able to predict, will be beyond the control of the Company and can have a dramatic effect on the revenue payable on these royalties and similar interests. Any increase in the costs incurred by operators on applicable properties will likely result in a decline in the royalty revenue received by the Company. This, in turn, will affect overall revenue generated by the Company, which may have a material adverse effect on its business, results of operations and financial condition.

For example. the Company’s NPI royalty interests, including the Cigar Lake Royalty, include cost accounts for costs associated with, among other things, the development of the underlying mine. In the case of the Cigar Lake Royalty, given the significant expenditures at the project to date these costs accounts are significant and will need to be exhausted prior to the royalty generating any revenues for the holder thereof.

Public acceptance of nuclear energy and competition from other energy sources.

The growth of the uranium and nuclear energy industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. The nuclear industry is affected by unique political, technological and environmental factors. Accordingly, the industry is subject to public opinion risks, which could have an adverse impact on the demand for nuclear power and result in increased government regulation. An accident at a nuclear reactor anywhere in the world could impact the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear energy, which could have a material adverse effect on the Company’s prospects, results of operations and financial condition. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are, to some extent, interchangeable with nuclear energy. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and ultimately put additional pressure on the demand for uranium concentrates.

No public market for uranium.

There is no public market for the sale of physical uranium. The uranium futures market on the New York Mercantile Exchange does not provide for physical delivery of uranium, only cash on settlement, and the trading forum by certain buyers does not offer a formal market but rather facilitates the introduction of buyers to sellers. The Company may not be able to sell any physical uranium acquired at a desired price level for some time. The pool of potential purchasers and sellers is limited, and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several weeks to complete. The inability to sell any acquired uranium on a timely basis in sufficient quantities could have a material adverse effect on the financial condition of the Company.

Lack of liquidity in uranium company investments.

The Company owns ordinary shares of Yellow Cake, which are publicly traded on the AIM. Further, the Company may make additional investments in securities of companies involved in the uranium industry in the future. Some of the companies in which the Company may hold equity interests in or in which it may invest may be thinly traded or have no market at all. There are no restrictions on the investment by the Company in illiquid securities. It is possible that the Company may not be able to sell such positions, in whole or in part, without facing substantially adverse prices. If the Company is required to transact in such securities before its intended investment horizon, the performance of the Company could suffer.

Industry subject to influential political and regulatory factors.

The international uranium industry, including the supply of uranium concentrates, is relatively small, highly competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. In addition, the international marketing and trade of uranium is subject to potential changes in governmental policies, regulatory requirements and international trade restrictions (including trade agreements, customs, duties and taxes). International agreements, governmental policies and trade restrictions are beyond the control of the Company. Changes in regulatory requirements, customs, duties or taxes may affect the supply of uranium to the United States and Europe, which are currently the largest consumption markets for uranium in the world, as well as the future of supply to developing markets, such as China and India.

The supply of uranium is affected by a number of international trade agreements and government legislation and policies. These and any similar future agreements, governmental legislation, policies or trade restrictions are beyond our control and may affect the supply of uranium available in the United States, Europe and Asia, the world’s largest markets for uranium. There is no assurance that the U.S. or other governments will not enact legislation or take other actions that restricts who can buy or supply uranium or facilitates a new supply of uranium. Any political decisions about the uranium market could affect the prospects of the projects underlying our royalty and other interests, the price of uranium and our financial condition and results of operations.

Rights of third parties.

Some royalty, stream and similar interests that are or may be held by the Company may be subject to buy-down right provisions, pursuant to which an operator may buy-back all or a portion of the stream or royalty; pre-emptive rights, pursuant to which parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the stream or royalty; or claw back rights, pursuant to which the seller of a stream or royalty has the right to re-acquire the stream or royalty. The exercise of any such rights by the holders thereof may adversely affect the value of the applicable royalty, stream or similar interest of the Company.

Royalties, streams and similar interests may not be honoured by operators of a project.

Royalties, streams and similar interests are typically contractually based. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects.

Non-performance by the Company’s counterparties may occur if such counterparties find themselves unable to honour their contractual commitments due to financial distress or other reasons. In such circumstances, the Company may not be able to secure similar agreements on as competitive terms or at all. No assurance can be given that the Company’s financial results will not be adversely affected by the failure of a counterparty or counterparties to fulfill their contractual obligations in the future. Such failure could have a material adverse effect on the Company’s business, results of operations and financial condition.

To the extent grantors of royalties, streams and similar interests that are or may be held by the Company do not abide by their contractual obligations, the Company may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and, as with all litigation, no guarantee of success can be made. Should any such decision be determined adversely to the Company, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

Liquidity concerns and future financing requirements.

The Company has no current source of operating revenue and may require additional financing in order to fund its business plan. The Company’s ability to arrange such financing in the future will depend, in part, on prevailing capital market conditions, as well as its business success. There can be no assurance that the Company will be successful in any efforts to arrange additional financing on terms satisfactory to it, or at all. If additional financing is raised by the issuance of URC Shares or securities exchangeable for or convertible into URC Shares, control of the Company may change and investors may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to operate its business at its maximum potential, to expand, to take advantage of other opportunities, or to otherwise remain in business.

Because of their size and scale, the success of some resource-based projects depends on the ability of the owners to raise the capital required to successfully explore, develop and operate a project. This ability may be affected by general economic and market conditions, including the perceived threat or actual occurrence of an economic recession or liquidity issues. If market conditions are not favourable, major resource-based projects could be cancelled or delayed, and any return to the Company would be extinguished or significantly delayed or diminished.

In the event that the Company is unable to secure necessary financing in the future, it may be forced to liquidate some or all of its assets, including its investments in other publicly traded issuers. In such an event, there is no certainty that such sales would yield sufficient proceeds and such sales could have a material adverse effect on the Company’s business, results of operations and financial condition.

Competition for uranium royalties, streams and similar interests.

The business of the Company is competitive in all phases, with many companies engaged in the acquisition of royalties, streams and similar interests, including large, established companies with substantial financial resources and long earnings records. Moreover, there is only a limited number of active uranium projects globally and, accordingly, there will be limited opportunities for additional acquisitions and investments by the Company. The Company may be at a competitive disadvantage in acquiring additional interests, whether by way of royalty, stream or other form of investment, as competitors may have greater financial resources and technical staff. There can be no assurance that the Company will be able to compete successfully against other companies in acquiring additional royalties, streams or similar interests. In addition, the Company may be unable to acquire royalties, streams or similar interests at acceptable valuations, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Risks related to foreign jurisdictions and emerging markets.

Some of the properties on which the Company holds or will hold royalties, streams or similar interests are located outside of Canada, including the Langer Heinrich Mine in Namibia. In addition, future investments may expose the Company to additional jurisdictions. The exploration, development and production of minerals from, or the continued operation of, these properties by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the royalties, streams or similar interests that are or may be held by the Company, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

In particular, Namibia is considered an “emerging market”. In addition to the risks noted above, heightened risks associated with emerging markets include, without limitation, the risk of war, terrorism or nationalization; limitations on the removal of funds or other assets, or diplomatic developments that affect investments; policies which may restrict the rights of the owner, operator or Company, including restrictions on investment in the mining industry and requirements that government approval be obtained prior to any such investment by foreign persons; policies that may restrict the Company’s repatriation of income or capital, including temporary restrictions on foreign capital remittances; the lack of uniform legal, accounting and auditing standards and/or standards that are different from the standards required in Canada; potential difficulties in enforcing contractual obligations; and less development and/or obsolescence in banking systems and practices, postal systems, communications and information technology and transportation networks.

The Company’s policy is to apply various methods, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into agreements to acquire royalties, streams and similar interests. Such methods generally include conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalties, streams or similar interests; engaging experienced local counsel and other advisors in the applicable jurisdiction; and negotiating where possible so that the applicable acquisition agreement contains appropriate protections, representations and/or warranties, in each case as the Company deems necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. Notwithstanding all of the foregoing, there can be no assurance, however, that the Company will be able to identify or mitigate all risks relating to holding royalties, streams or similar interests in respect of properties, mines and projects located in foreign jurisdictions (including emerging markets), and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign currency risks.

While the Company reports its financial results in Canadian dollars, the Company’s investment in Yellow Cake is denominated in UK pounds sterling and uranium prices and many of its royalty interests are denominated and payable in U.S. dollars or Australian dollars. Accordingly, the Company is exposed to foreign currency fluctuations. The Company does not currently enter into any derivative contracts to reduce this exposure.

Operating history.

The Company has a limited business history. While members of the Company’s management and Board have significant expertise within the natural resource, nuclear energy and finance sectors, the Company itself has a limited history of operations in the uranium industry, and there can be no assurance that the business will be successful or profitable or that URC will be able to successfully execute its proposed business model and growth strategy. If the Company is unable to execute its business model and growth strategy, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

Key employee attraction and retention.

The Company’s success is highly dependent on the retention of key personnel who possess specialized expertise and are well versed in the natural resource, nuclear energy and finance sectors. The availability of persons with the necessary skills to execute the Company’s business strategy is very limited and competition for such persons is intense. As the Company’s business activity grows, additional key financial and administrative personnel, as well as additional staff, may be required. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations may be affected.

Litigation risks.

The Company may become party to legal claims arising in the ordinary course of business. There can be no assurance that any such legal claims will not result in significant costs to the Company. In addition, potential litigation may arise on a property underlying the royalties, streams and similar interests that are or may be held by the Company (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). As a royalty, stream or similar interest holder, the Company will not generally have any influence on the litigation and will not generally have any access to data. Any such litigation that inhibits the exploration, development and production of minerals from, or the continued operation of, a property underlying the royalties, streams and similar interests that are or may be held by the Company could have a material adverse effect on the Company’s business, results of operations and financial condition.

First Nations Land Claims.

In Canada, First Nations rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Supreme Court of Canada’s 2014 decision in Tsilhqot’in Nation v. British Columbia marked the first time in Canadian history that a court has declared First Nations title to lands outside of a reserve. The Company is not aware of any First Nations land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the Canadian land which is covered by its royalty interests. The legal basis of a land claim is a matter of considerable legal complexity and the impact of a land claim settlement and self-government agreements cannot be predicted with certainty. In the event that First Nations title is asserted and proved on Canadian land which is covered by its royalty interests, provincial and federal laws will continue to be valid provided that any infringements of First Nations title, including mining and exploration, are either consented to by First Nations groups or are justified. However, no assurance can be given that a broad recognition of First Nations rights by way of a negotiated settlement or judicial pronouncement would not have an adverse effect on the Company’s activities. Such impact could be marked and, in certain circumstances, could delay or even prevent exploration or mining activities on Canadian land which is covered by the Company’s royalty interests.

Conflicts of interest.

Certain of the directors and officers of the Company also serve as directors or officers of, or have significant shareholdings in, other companies involved in natural resources investment, exploration, development and production and, to the extent that such other companies may engage in transactions or participate in the same ventures in which the Company participates, or in transactions or ventures in which the Company may seek to participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in other companies, such other companies may also compete with the Company for the acquisition of royalties, streams or similar interests. Such conflicts of the directors and officers may have a material adverse effect on the Company’s business, results of operations and financial condition.

Dividend policy.

No dividends on the URC Shares have been paid by the Company to date and the Company may not declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Anti-bribery and anti-corruption laws.

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corruption Practices Act (United States). Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses, which may have a material adverse effect on the Company’s business, results of operations and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents or subcontractors are located or may be located in the future.

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under anti-bribery and anti-corruption laws, resulting in greater scrutiny and punishment of companies convicted of violating such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third party agents. If the Company is the subject of an enforcement action or is otherwise in violation of such laws, it may result in significant penalties, fines and/or sanctions imposed on the Company, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Expansion of the business activities outside areas of expertise.

The Company’s operations and expertise are currently focused on the acquisition and management of its royalty and other uranium-focused interests. While it does not currently expect to do so, in the future, the Company may pursue acquisitions outside this area, including potentially acquiring and/or investing in producing, developing or exploration stage resource projects. Expansion of the Company’s activities into new areas would present challenges and risks that it has not faced in the past. If the Company does not manage these challenges and risks successfully, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

Internal Controls.

If the Company fails to maintain an effective system of internal controls, the Company may not be able to report its financial results accurately or prevent fraud; and in that case, shareholders and investors could lose confidence in the Company’s financial reporting, which would harm the Company’s business and could negatively impact the price of the Common Shares. In addition, if the Company suffers any future material weaknesses in its internal controls and procedures or fails to maintain the adequacy of its internal controls and procedures, the Company could be the subject of regulatory scrutiny, penalties or litigation, all of which would harm the Company’s business and could negatively impact the price of the Common Shares.

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

Negative Cash Flow from Operating Activities.

The Company had negative cash flow from operating activities in the fiscal periods since its incorporation. Given that the Company has no operating revenues, and does not anticipate generating operating revenues for the foreseeable future, all expenditures to fund operating activities must be provided by financings. There is no assurance that future financings can be completed.

Risks Related to the Company’s Securities

High risk, speculative nature of investment.

An investment in the securities of the Company carries a high degree of risk and should be considered speculative by investors. The Company has no history of earnings, a limited business history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future. The Company’s operations are not sufficiently established such that it can mitigate the risks associated with the Company’s planned activities.

Liquidity concerns and future financing requirements.

The Company has no source of operating revenue and may require additional financing in order to fund its business plan. The Company’s ability to arrange such financing in the future will depend in part on prevailing capital market conditions, as well as the Company’s business success. There can be no assurance that it will be successful in its efforts to arrange additional financing on satisfactory terms, or at all. If additional financing is raised by the issuance of URC Shares or securities exchangeable for or convertible into URC Shares, control of the Company may change and its shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to operate its businesses at its maximum potential, to expand, to take advantage of other opportunities or to otherwise remain in business.

Dilution.

Issuances of additional securities will result in a dilution of the equity interests of the Company’s shareholders. The Company may issue additional URC Shares or securities exchangeable for or convertible into URC Shares in the future in connection with acquisitions of interests, if further capital is required and/or as the result of grants under the Company’s long-term incentive plan or other rights to acquire URC Shares that the Company may, in the future, issue. If additional URC Shares or securities exchangeable for or convertible into URC Shares are sold or issued, such sales or issuances may substantially dilute the interests of the Shareholders.

Volatility of share price.

Securities markets have a high level of price and volume volatility and the market prices of the securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include global macroeconomic developments and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in the price of uranium will not occur. As a result of any of these factors, the market price of the Securities at any given point in time may not accurately reflect the long-term value of the Company.

At times, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of the Company.

Increased Indebtedness.

The Company has debt service obligations under the BMO Credit Facility. The degree to which the Company is leveraged could have important consequences to shareholders, including the ability of the Company to obtain additional financing for working capital, capital expenditures or acquisitions on acceptable terms. The Company’s ability to make payments on its indebtedness will depend on available cash, future cash flow, prevailing economic conditions, prevailing interest rate levels and financial, competitive, business and other factors, many of which are beyond its control. The BMO Credit Facility is secured by a pledge of all the shares of Yellow Cake held by the Company, which continue to represent a significant portion of the Company’s assets. In the event of default under the facility, or upon certain triggering events relating to the market price of the Yellow Cake shares, the lender has the right to dispose of such shares. The Company may need to refinance its indebtedness and there can be no assurance that it will be able to do so on terms acceptable to the Company or at all. If the Company is unable to refinance its debt, or is only able to refinance its debt on less favourable and/or more restrictive terms, there may be a material adverse effect on the Company’s financial position, and results of operations.

Foreign private issuer.

As a “foreign private issuer” under the Exchange Act, the Company is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

The Company is required to file an annual report on Form 40-F with the SEC within three months of the end of each fiscal year. The Company does not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements.

As a foreign private issuer, the Company is also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. As a result of such varied reporting obligations, shareholders should not expect to receive the same information at the same time as information provided by U.S. domestic companies.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices rather than those required of U.S. domestic issuers, except to the extent contrary to U.S. securities laws, and provided that the Company discloses the requirements it is not following and describes the Canadian practices the Company follows instead. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of companies that are subject to all domestic U.S. corporate governance requirements.

For so long as the Company chooses to only comply with foreign private issuer requirements, the information it is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.

The Company may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company.

The Company may in the future lose foreign private issuer status if a majority of the Company’s Common Shares are held in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of the Company’s directors or executive officers are U.S. citizens or residents; (ii) a majority of the Company’s assets are located in the United States; or (iii) the Company’s business is administered principally in the United States. The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If the Company is not a foreign private issuer, the Company would be required to file periodic and current reports and Annual Reports on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer.

In addition, the Company may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers. Further, if the Company engages in capital raising activities after losing foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale Annual Reports with the SEC as a condition to any such financing.

The Company may be treated as a “passive foreign investment company” which could result in materially adverse U.S. federal income tax consequences for U.S. investors.

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences if the Company is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and such determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. U.S. investors should consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse income tax consequences but may result in an inclusion in gross income without receipt of such income.

DIVIDENDS AND DISTRIBUTIONS

The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on URC Shares in the foreseeable future. Any determination to pay future dividends will remain at the discretion of the Company’s Board and will be made taking into account its financial condition and other factors deemed relevant by the Board. The Company has not paid any dividends on its URC Shares since its incorporation.

The Company is subject to certain restrictions on the declaration and payment of dividends as set out in the CBCA. In particular, the CBCA provides that a company will not declare or pay a dividend in property, including money, if there are reasonable grounds for believing that the Company is insolvent or the payment of the dividend would render the Company insolvent.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares, of which none are issued (the “Preferred Shares”).

As of the close of business on the date of this Annual Information Form, the Company had 82,811,055 Common Shares outstanding.

Common Shares

The Common Shares are not subject to any future call or assessment, do not have any pre-emptive, conversion or redemption rights and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares, all of which rank equally as to all benefits which might accrue to the holders of the Common Shares. All holders of Common Shares are entitled to receive a notice of, attend and vote at any meeting to be convened by the Company. At any meeting, subject to the restrictions on joint registered owners of Common Shares, each holder of Common Shares has one vote for each Common Share of which such holder is the registered owner. Voting rights may be exercised in person or by proxy.

Shareholders are entitled to share pro rata in any dividends if, as and when declared by the Board, in its discretion, and such of the Company’s assets as are distributable to them on liquidation, dissolution or winding-up of the Company. Rights pertaining to the Common Shares may only be amended in accordance with applicable corporate law.

Preferred Shares

The Preferred Shares may be issued at any time, or from time to time, in one or more series. Before any Preferred Shares of a particular series are issued, the Board shall, by resolution, fix the number of Preferred Shares that will form such series and shall, by resolution, fix the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Shares of such series. The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its security holders, for the purpose of winding-up of its affairs.

The Preferred Shares shall be entitled to preference over the Common Shares and any other shares of the Company ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs. The Preferred Shares may also be given such other preferences over the Common Shares and any other shares of the Company ranking junior to the Preferred Shares as may be fixed by the Board as to the respective series authorized to be issued.

Warrants

The outstanding Warrants of the Company as of the date hereof are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding
December 6, 2024(1)	1.40	294,118
December 6, 2024(2)	2.00	23,697,712
		23,991,830

Notes

(1) Unlisted Warrants.

(2) Listed Warrants

MARKET FOR SECURITIES

Trading Price and Volume

Common Shares

The following table sets forth the monthly price ranges and volume of the URC Shares on the TSX-V for the financial year ended April 30, 2021 and subsequent period.

	Trading Summary
	High ($)	Low ($)	Volume Traded (#)
2020
May	1.25	1.13	1,807,140
June	1.14	0.99	3,142,018
July	1.16	1.03	2,793,120
August	1.29	1.14	2,065,680
September	1.23	1.15	1,453,179
October	1.21	1.08	1,794,188
November	1.20	1.07	1,162,182
December	1.49	1.15	3,382,029
2021
January	2.00	1.40	5,144,960
February	3.09	1.96	11,600,184
March	3.71	2.63	10,081,981
April	4.27	3.22	9,001,083
May	4.59	3.40	9,458,441
June	3.80	2.90	8,426,792
July 1 - 27	3.80	2.95	4,095,718

The following table sets forth the monthly price ranges and volume of the URC Shares on the Nasdaq for the period subsequent to listing on April 28, 2021.

	Trading Summary
	High (US$)	Low (US$)	Volume Traded (#)
2021
April 28 - 30	3.52	3.24	934,132
May	3.76	2.81	6,117,398
June	3.10	2.34	6,456,626
July 1 - 27	3.00	2.32	3,080,610

Warrants

The following table sets forth the monthly price ranges and volume of the Company’s warrants on the TSX-V for the financial year ended April 30, 2021 and subsequent period.

	Trading Summary
	High ($)	Low ($)	Volume Traded (#)
2020
May	0.40	0.28	223,305
June	0.35	0.27	145,881
July	0.35	0.28	238,289
August	0.32	0.27	600,900
September	0.31	0.30	165,022
October	0.30	0.25	192,168
November	0.30	0.24	209,439
December	0.40	0.27	633,213
2021
January	0.43	0.32	3,200,980
February	1.06	0.44	2,926,931
March	1.69	0.84	3,449,793
April	2.20	1.20	2,586,738
May	2.57	1.57	2,165,258
June	1.75	1.27	1,105,302
July 1 - 27	1.75	1.15	642,769

Prior Sales

The Company issued the following securities during the financial year ended April 30, 2021 and subsequent period:

Date of Issuance	Number of Common Shares	Issuance Price

February 5, 2021	205,882	$1.40	(1)
February 19, 2021	1,000	$2.00	(1)
February 23, 2021	27,000	$2.00	(1)
February 24, 2021	29,110	$2.00	(1)
February 25, 2021	57,200	$2.00	(1)
February 26, 2021	22,001	$2.00	(1)
March 25, 2021	12,300	$2.00	(1)
March 30, 2021	2,200	$2.00	(1)
March 31, 2021	35,300	$2.00	(1)
April 1, 2021	110,000	$2.00	(1)
April 4, 2021	276,980	$2.00	(1)
April 6, 2021	425,400	$2.00	(1)
April 7, 2021	535,500	$2.00	(1)
April 8, 2021	99,888	$2.00	(1)
April 9, 2021	143,973	$2.00	(1)
April 12, 2021	16,659	$2.00	(1)
April 13, 2021	108,200	$2.00	(1)
April 14, 2021	28,800	$2.00	(1)
April 15, 2021	22,350	$2.00	(1)
April 16, 2021	48,300	$2.00	(1)
April 19, 2021	30,200	$2.00	(1)
April 20, 2021	60,150	$2.00	(1)
April 22, 2021	4,800	$2.00	(1)
April 23, 2021	10,700	$2.00	(1)
April 26, 2021	257,750	$2.00	(1)
April 27, 2021	20,640	$2.00	(1)
April 28, 2021	84,772	$2.00	(1)
April 29, 2021	86,938	$2.00	(1)
April 30, 2021	5,300	$2.00	(1)
May 3, 2021	31,000	$2.00	(1)
May 4, 2021	102,250	$2.00	(1)
May 5, 2021	218,700	$2.00	(1)
May 6, 2021	76,940	$2.00	(1)
May 7, 2021	157,200	$2.00	(1)
May 7, 2021	970,017	$1.95	(2)
May 11, 2021	158,667	$2.00	(1)
May 12, 2021	181,700	$2.00	(1)
May 13, 2021	102,250	$2.00	(1)
May 14, 2021	9,150	$2.00	(1)
May 17, 2021	49,750	$2.00	(1)
May 18, 2021	1,900	$2.00	(1)
May 20, 2021	6,100,000	$4.10	(3)
June 8, 2021	11,200	$2.00	(1)
July 23, 2021	17,000	$2.00	(1)
July 27, 2021	18,800	$2.00	(1)

Notes:

1.	Common Shares issued from the exercise of common share purchase warrants.
2.	Issued in consideration for the completion of the Royalty purchase Agreement. See “Recent Developments – McArthur River and Cigar Lake Royalty Acquisitions”.
3.	Common Shares issued as part of the May Offering. See “General Development of the Business”.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following table sets forth escrowed securities and securities subject to contractual restrictions on transfer:

Designation of Class	Number of Securities Held in Escrow or that are Subject to a Contractual Restriction on Transfer	Percentage of Class(1)
Common Shares(2)	9,000,000	10.9%
Common Shares(3)	1,200,824	1.5%
Warrants(4)	1,200,824	5.1%

Notes:

1.	Based on 82,811,055 Common Shares and 23,697,712 Listed Warrants outstanding as of the date hereof.
2.	Common Shares issued pursuant to pre-IPO private placements that are subject to contractual hold period expiring as to one-third on each of December 11, 2021, June 11, 2022 and December 11, 2022.
3.	Common Shares issued pursuant to pre-IPO acquisitions, that are subject to contractual hold period expiring on December 11, 2021.
4.	Common share purchase warrants issued pursuant to pre-IPO acquisitions that are subject to contractual hold period expiring on December 11, 2021.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The table below sets out the names and the province or state and country of residence of the directors and executive officers of the Company, their positions and offices with the Company, their present principal occupation and the number of Common Shares held by each of them as at the date hereof.

Name, position, province or state and country of residence	Principal occupation or employment for the past five years	Date elected or appointed (mm/dd/yy)	Securities Held	Percentage of Outstanding Common Shares
Amir Adnani(3) Chairman and a Director Vancouver, British Columbia, Canada	President, Chief Executive Officer and a director of UEC, a uranium mining and exploration company, since January of 2005; Chairman of GoldMining Inc., a gold and precious metals mining and exploration company, since January 2011; and a director of Gold Royalty Corp., a precious metals-focused royalty and streaming company, since November 2020.	08/23/19	Common Shares: 2,333,400(4) Options: 50,000 Warrants: 1,333,400	2.8	%(4)
Scott Melbye(5) Chief Executive Officer, President and a Director Castle Rock, Colorado, USA	Executive Vice President, UEC, September of 2014 to present; Vice President of Commercial, Uranium Participation Corporation, 2014 to 2018; advisor to the Chairman, Kazatomprom, 2014 to 2018; Executive Vice President of Marketing, Uranium One Inc., 2011 to 2014.	04/21/17	Common Shares: 475,000(4) Options: 125,000 Warrants: 75,000	0.6	%(4)
David Neuburger(2),(3), (5) Director Saskatoon, Saskatchewan, Canada	Director of Denison Mines Corp. since May 2021; Vice President, General Manager, Kupol Operations for Kinross Gold Corporation from 2014 to 2018.	08/23/19	Common Shares: 20,000 Options: 25,000 Warrants: 20,000	-	*
Vina Patel (2),(3),(5) Director London, England, UK	Director of Nightstar Consulting Ltd. since July 2011.	10/23/19	Common Shares: 70,000(6) Options: 25,000 Warrants: Nil	0.1%
Neil Gregson(2) Director London, England, UK	Director of Atalaya Mining Plc since February 2021; Director of Danakali Ltd. since August 2020; Portfolio Manager at J.P. Morgan Asset Management from 2010 to 2020.	10/13/20	Options: 25,000	-
Josephine Man(7) Chief Financial Officer and Corporate Secretary Vancouver, British Columbia, Canada	Chief Financial Officer, Jien International Investment Limited, May of 2014 to August of 2018, VP Finance & Control, SAIS Limited (formerly Sarment Holding Limited), June to November of 2018. Chief Financial Officer of Gold Royalty Corp. since July 2020.	08/30/18	Options: 100,000	-
Total:		Common Share: 2,898,400 Options: 350,000 Warrants: 1,428,400		3.5%

Notes:

(1)	Based on the number of Common Shares owned by the individual and 82,811,055 Common Shares outstanding as of the date hereof.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Excludes 15 million Common Shares held by UEC, of which Mr. Adnani is President, Chief Executive Officer and a director, and Mr. Melbye is Executive Vice President.
(5)	Member of the Nominating and Corporate Governance Committee.
(6)	These Common Shares are held by Nightstar Consulting Ltd, a company wholly-owned by Ms. Patel.
(7)	Ms. Man was appointed Corporate Secretary in August 2019.

* Less than 0.1%.

The term of office for the Company’s directors expires at each annual general meeting. The Company currently has three Board committees, being the Audit Committee, which presently consists of Neil Gregson (Chair), David Neuburger and Vina Patel; the Compensation Committee, which presently consists of David Neuburger (Chair), Amir Adnani and Vina Patel; and the Nominating and Corporate Governance Committee, which presently consists of Vina Patel (Chair), David Neuburger and Scott Melbye.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

To the knowledge of the Company, no director or executive officer of the Company, is, or within ten years prior to the date of this Annual Information Form has been, a director, chief executive officer or chief financial officer of any company that:

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company:

(i)	is, or within ten years prior to the date of this Annual Information Form has been, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its asset; or

(ii)	has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company’s directors are required to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests which they may have in any project or opportunity of the Company. However, the Company’s directors and officers may serve on the boards and/or as officers of other companies, which may compete in the same industry as the Company, giving rise to potential conflicts of interest. To the extent that such other companies may participate in ventures in which the Company may participate, the Company’s directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflicts of interest arise at a meeting of the Company’s directors, such conflicts of interest must be declared and the declaring parties must abstain from voting for or against the approval of such participation in compliance with the CBCA. The remaining directors will determine whether the Company will participate in any such project or opportunity.

The Company’s directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunities and requiring disclosures by directors of conflicts of interest, and the Company will rely on such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of the Company’s directors or officers. Such directors or officers, in accordance with the CBCA and the Code of Conduct, will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed on them by law.

Amir Adnani and Scott Melbye each have a conflict of interest in connection with the UEC Agreement and the agreement underlying the Diabase Option, in that Mr. Adnani is Chief Executive Officer, President and a director of UEC and Mr. Melbye is the Executive Vice President of UEC. Amir Adnani, the Chairman and a director of URC, serves as the Chief Executive Officer, President and a director of UEC. Scott Melbye, a director of URC, serves as Executive Vice President of UEC. UEC currently owns 15,000,000 Common Shares of the Company, which represents approximately 18.12% of the issued and outstanding Common Shares. See “General Development of the Business”.

AUDIT COMMITTEE

Audit Committee

Pursuant to the rules of the TSX-V, and in particular National Instrument 52-110 – Audit Committees (“NI 52-110”), the Company is required to have an Audit Committee comprised of at least three directors, the majority of whom must not be officers or employees of the Company. The Audit Committee must operate pursuant to the provisions of a written charter, which sets out its duties and responsibilities (the “Audit Committee Charter”).

Audit Committee Charter

The Audit Committee operates under the Audit Committee Charter that sets out its duties and responsibilities. A copy of the Audit Committee Charter is attached to this Annual Information Form as Appendix “B”.

Composition of the Audit Committee

The members of the Audit Committee are Neil Gregson (Chair), David Neuburger and Vina Patel. Each member of the Audit Committee is financially literate and independent under NI 52-110.

Relevant Education and Experience

All of the Audit Committee members are senior-level businesspersons with experience in financial matters; each has an understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour.

Neil Gregson

Mr. Gregson is a qualified mining engineer with 30 years of experience in the resources sector. His most recent role was as portfolio manager at J.P. Morgan Asset Management Global Equities Team based in London where he was responsible for global natural resources mandates. He held prior investment management roles at CQS Asset Management as a Senior Portfolio Manager focused on natural resources and at Credit Suisse Asset Management as Head of Emerging Markets and related sector funds. Mr. Gregson has an Honours Degree in Mining Engineering from Nottingham University and began his career in 1984 with Anglo American in South Africa.

David Neuburger

Mr. Neuburger is a mining industry professional with more than 30 years of experience in leadership roles, operations management, corporate strategic planning, projects and mine engineering. From 2014 to 2018, he served as Vice President, General Manager, Kupol Operations for Kinross Gold Corporation, leading a remote Arctic gold mining and regional milling operation in the Russian far east. Prior to that, Mr. Neuburger worked for 20 years in the uranium industry, holding several senior roles with Cameco, including his role as Vice-President, International Mining from 2010 to 2013 and Vice-President, Mining Division from 2004 to 2010. Mr. Neuburger also served on the Board of the Saskatchewan Mining Association, including as President and in other executive committee roles. Mr. Neuburger received a Bachelor of Engineering (Mining) from McGill University in 1985 and a Masters of Business Administration from the University of Saskatchewan in 2000.

Vina Patel

Ms. Patel is a capital markets professional with 18 years of experience. Ms. Patel began her capital markets career on the Institutional Equity team at Canaccord Genuity Corp. with a focus on UK and European markets. Ms. Patel successfully setup a new London office for Westwind Partners (now Stifel Financial) and for 5 years subsequent, Ms. Patel was head of London institutional sales at Haywood Securities Inc. Over the course of her career, Ms. Patel has specialized in raising capital from institutional investors for exploration and mining companies including a number of uranium companies. She has established long standing and successful relationships with both mining corporates and the investment community, gaining extensive knowledge and experience of the sector. Ms. Patel graduated with an MBA from Warwick Business School in 1999, where she was also awarded a Women’s Scholarship.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

The Company is relying on the exemption provided by section 6.1 of NI 52-110 regarding the composition of the Audit Committee and reporting obligations, which states that the Company is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee Charter provides that the Audit Committee shall pre-approve all non-audit services to be provided by the external auditors of the Company.

External Auditor Service Fees

PricewaterhouseCoopers LLP has served as the Company’s auditors since June 1, 2020. For the financial year ended April 30, 2020 and 2021, audit fees were for services rendered by PricewaterhouseCoopers LLP. See details in the table below:

Year Ended April 30,	Audit Fees(1) ($)	Audit-Related Fees(2) ($)		Tax Fees(3) ($)		All Other Fees ($)
2021	64,200	65,190	(4)	-		-
2020	43,870	68,600	(5)	18,585	(6)	-

Notes:

(1)	Audit fees relate to professional services rendered by the auditors for the audit of the Company’s consolidated financial statements.
(2)	Audit-related fees relate to professional services rendered by the Company’s auditor related to interim reviews and related services provided.
(3)	Tax fees relate to professional services rendered by the Company’s auditor for tax compliance and tax advice.
(4)	Fees relate to professional services rendered by PricewaterhouseCoopers LLP for interim reviews and services rendered with respect to the filing of Form 40-F.
(5)	Includes fees in the amount of $50,000, relating to professional services rendered by Ernst and Young LLP, the Company’s former auditors, related to the Company completing its initial public offering on December 6, 2019.
(6)	Tax fees of $18,858, which relate to tax compliance and tax advice services, were paid to Ernst and Young LLP.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of any legal proceedings, contemplated or actual, involving the Company that would be material to the financial condition or results of operations of the Company. Management of the Company is not aware of any penalties or sanctions imposed against the Company by a court relating to provincial and territorial securities legislation or by a securities regulatory authority within the three years immediately preceding the date of this Annual Information Form, or any other penalties or sanctions imposed against the Company. The Company has not entered into any settlement agreements before any court relating to provincial and territorial securities legislation or with a securities regulatory body.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Amir Adnani, the Chairman and a director of URC, serves as the Chief Executive Officer, President and a director of UEC. Scott Melbye, Chief Executive Officer, President and a director of URC, serves as Executive Vice President of UEC. UEC currently owns 15,000,000 Common Shares of the Company, which represents approximately 18.12% of the issued and outstanding Common Shares.

Except as otherwise disclosed herein, no informed person (as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) or any associate or affiliate of any of them, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar of the Company is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The Company is party to the following material contracts as defined in National Instrument 51-102 – Continuous Disclosure Obligations:

1.	a margin loan agreement entered into on May 7, 2021 with the Bank of Montreal providing for a margin loan facility of up to $12 million (US$10 million).

INTERESTS OF EXPERTS

Darcy Hirsekorn, the Company’s Chief Technical Officer, has supervised the preparation of and reviewed the technical information contained in this Annual Information Form. He holds a B.Sc. in Geology from the University of Saskatchewan, is a qualified person as defined in NI 43-101 and is registered as a professional geoscientist in Saskatchewan.

The scientific and technical information relating to the Roughrider Project included at Appendix “A” and under “The URC Asset Portfolio – Royalty Interests – Roughrider Project” has been included in reliance on the Roughrider Technical Report. Pieter I. Du Plessis, P.Geo., a “qualified person” as defined in NI 43-101, is the author responsible for the preparation of the Roughrider Technical Report.

As of the date hereof, to the Company’s knowledge, the aforementioned firms and persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the technical reports or information referred to, or following the preparation of such reports or information. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, is currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company.

PricewaterhouseCoopers LLP, as auditors of the Company, have advised the Board that they are independent of the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the Public Company Accounting Oversight Board.

ADDITIONAL INFORMATION

Additional information including directors’ and officer’s remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in our management information circular for our annual general meeting held on December 16, 2020, which is available on SEDAR. Additional financial information is provided in our audited consolidated financial statements and related management’s discussion and analysis for the year ended April 30, 2021, which are available on SEDAR. Additional information relating to URC may be found on SEDAR.

Appendix “A”
Additional Technical Disclosure

MCARTHUR RIVER

The information set out below has been sourced from the McArthur River Technical Report and the Cameco 2020 AIF, copies of which are available under Cameco’s profile at www.sedar.com. Readers should consult these documents for further information regarding Waterbury Lake / Cigar Lake.

The acquired the McArthur River Royalty on May 7, 2021, pursuant to the Royalty Purchase Agreement.

Project Description, Location and Access

The McArthur River mine site is located near Toby Lake, approximately 620 kilometres north of Saskatoon. The mine site is in close proximity to other uranium production operations: the Key Lake mill is 80 kilometres southwest by road and the Cigar Lake mine is 46 kilometres northeast by air.

Access to the property is by an all-weather gravel road and by air. Supplies are transported by truck from Saskatoon and elsewhere. There is a 1.6 kilometre unpaved air strip and an air terminal one kilometre east of the mine site, on the surface lease.

Saskatoon, a major population centre south of the McArthur River property, has highway and air links to the rest of North America.

The McArthur River Joint Venture (the “MRJV”) acquired the right to use and occupy the lands necessary to mine the deposit under a surface lease agreement with the province of Saskatchewan. The most recent agreement was signed in November 2010. It covers 1,425 hectares and has a term of 33 years.

The Company believes that the royalty covers the majority of the current project, with the exception of a portion of claims S-105655 and S-105656 of the currently defined McArthur River project lands. The McArthur Royalty includes most of the area known as the McArthur River mine and the Company believes that the royalty applies to the reported reserves at the mine other than portions that are covered by the adjacent Read Lake project area.

Cameco has the right to mine the deposit under ML 5516, granted to them by the province of Saskatchewan. The lease covers 1,380 hectares and expires in March 2024. Cameco has the right to renew the lease for further 10-year terms.

A mineral claim gives Cameco the right to explore for minerals and to apply for a mineral lease. There are 27 mineral claims, totaling 86,350 hectares, surrounding the deposit. The mineral claims are in good standing until 2022, or later.

The climate is typical of the continental sub-arctic region of northern Saskatchewan. Summers are short and cool even though daily temperatures can sometimes reach above 30°C. The mean daily temperature for the coldest month is below -20°C, and winter daily temperatures can reach below -40°C.

The deposit is 40 kilometres inside the eastern margin of the Athabasca Basin in northern Saskatchewan. The topography and environment are typical of the taiga forested lands in the Athabasca Basin.

No communities are in the immediate vicinity of McArthur River. The community of Wollaston Lake is approximately 120 kilometres by air to the east of the mine site. The community of Pinehouse is approximately 300 kilometres south of the mine by road.

Athabasca Basin community resident employees and contractors fly to the mine site from designated pick-up points. Other employees and contractors fly to the mine from Saskatoon with pick-up points in Prince Albert and La Ronge.

A-1

Geological Setting, Mineralization and Deposit Type

The deposit is in the southeastern portion of the Athabasca Basin in northern Saskatchewan, within the southwest part of the Churchill structural province of the Canadian Shield. The deposit is located at or near the unconformity contact between the Athabasca Group sandstones and underlying metasedimentary rocks of the Wollaston Domain.

The deposit is similar to other Athabasca Basin deposits but is distinguished by its very high-grade and overall size. Unlike Cigar Lake, there is no development of extensive hydrothermal clay alteration in the sandstone above the uranium mineralization and the deposit is geochemically simple with negligible amounts of other metals.

McArthur River’s geological setting is similar to the Cigar Lake deposit in that the sandstone that overlies the deposit and basement rocks contains large volumes of water at significant pressure.

McArthur River’s mineralization is structurally controlled by a northeast-southwest trending reverse fault (the P2 fault), which dips 40-65 degrees to the southeast and has thrust a wedge of basement rock into the overlying sandstone with a vertical displacement ranging between 60 and 80 metres.

The deposit consists of nine mineralized zones with delineated mineral resources and/or reserves: Zones 1, 2, 3, 4, 4 South, A, B, McA North 1 and McA North 2. These and three under-explored mineralized showings, known as McA North 3, McA North 4 and McA South 1, as well as other mineralized occurrences have also been identified over a strike length of 2,700 metres.

The main part of the mineralization, generally at the upper part of the basement wedge, averages 12.7 metres in width and has a vertical extent ranging between 50 metres and 120 metres.

The deposit has two distinct styles of mineralization:

●	high-grade mineralization at the unconformity near the P2 reverse fault and within both sandstone and basement rocks
●	fracture controlled and vein-like mineralization that occurs in the sandstone away from the unconformity and within the basement quartzite.

The high-grade mineralization along the unconformity constitutes the majority of the mineralization within the McArthur River deposit. Mineralization occurs across a zone of strongly altered basement rocks and sandstone across both the unconformity and the P2 structure. Mineralization is generally within 15 metres of the basement/sandstone contact with the exception of Zone 2.

Uranium oxide in the form of uraninite and pitchblende (+/- coffinite) occurs as disseminated grains in aggregates ranging in size from millimetres to decimetres, and as massive mineralization up to several metres thick.

Geochemically, the deposit does not contain any significant quantities of the elements nickel, copper, cobalt, lead, zinc, molybdenum and arsenic that are present in other unconformity related Athabasca uranium deposits although locally elevated quantities of these elements have been observed in Zone B.

McArthur River is an unconformity-associated uranium deposit. Deposits of this type are believed to have formed through an oxidation-reduction reaction at a contact where oxygenated fluids meet with reducing fluids. The geological model was confirmed by surface drilling, underground drilling, development and production activities.

A-2

About the McArthur River Operation

Cameco has disclosed that, beginning in February 2018, it instituted a planned production suspension. In response to market conditions, and in July 2018 decided to extend the suspension for an indeterminate duration.

Cameco began construction and development of the McArthur River mine in 1997 and completed it on schedule. Mining began in December 1999 and commercial production on November 1, 2000. Cameco disclosed that the operation has successfully extracted over 325 Mlbs (100% basis) since mining began in 1999.

The mineral reserves at McArthur River are contained within seven zones: Zones 1, 2, 3, 4, 4 South, A and B. Prior to care and maintenance, there were two active mining zones and one where development was significantly advanced.

Zone 2 has been actively mined since production began in 1999. The ore zone was initially divided into three freeze panels. As the freeze wall was expanded, the inner connecting freeze walls were decommissioned in order to recover the inaccessible uranium around the active freeze pipes. Mining of Zone 2 is almost complete. About 4.8 Mlbs of mineral reserves remain (100% basis) and Cameco expects to recover them using a combination of raisebore and blasthole stope mining.

Zone 4 has been actively mined since 2010. The zone was divided into four freeze panels, and like in Zone 2, as the freeze wall was expanded, the inner connecting freeze walls were decommissioned. Zone 4 has 117.5 Mlbs of mineral reserves (100% basis) secured behind freeze walls and it will be the main source of production when mine production restarts. Raisebore mining and blasthole stoping will be used to recover the mineral reserves.

Zone 1 is the next planned mine area to be brought into production. Freezehole drilling was 90% complete and brine distribution construction was approximately 10% complete when work ceased in 2018 as part of the production suspension. Work remaining before production can begin includes completion of the freezehole drilling, brine distribution construction, ground freezing and drill and extraction chamber development. Once complete, an additional 46.6 Mlbs of mineral reserves (100% basis) will be secured behind freeze walls. Blasthole stope mining is currently planned as the main extraction method.

Permits

Cameco disclosed that three key permits are required to operate the McArthur River mine:

●	Uranium Mine Operating Licence – renewed in 2013 and expires on October 31, 2023 (from the CNSC);
●	Approval to Operate Pollutant Control Facilities – renewed in 2017 and expires on June 30, 2023 (from the SMOE); and
●	Water Rights Licence and Approval to Operate Works – amended in 2011 and valid for an undefined term (from the Saskatchewan Watershed Authority).

The CNSC licence conditions handbook allows McArthur River to produce up to 25.0 Mlbs (100% basis) per year.

Infrastructure

Surface facilities are 550 metres above sea level. The site includes:

●	an underground mine with three shafts: one full surface shaft and two ventilation shafts
●	1.6 kilometre gravel airstrip and air terminal
●	waste rock stockpiles
●	water containment ponds and treatment plant
●	a freshwater pump house
●	a powerhouse
●	electrical substations
●	backup electrical generators
●	a warehouse
●	freeze plants
●	a concrete batch plant
●	an administration and maintenance shop building
●	a permanent residence and recreation facilities
●	an ore slurry load out facility

A-3

Water, Power and Heat

Toby Lake, which is nearby and easy to access, has enough water to satisfy all surface water requirements. Collection of groundwater entering into shafts is sufficient to meet all underground process water requirements. The site is connected to the provincial power grid, and it has backup generators in case there is an interruption in grid power.

McArthur River operates throughout the year despite cold winter conditions. During the winter, Cameco heats the fresh air necessary to ventilate the underground workings using propane-fired burners.

Employees

Employees are recruited with preference given to residents of northern Saskatchewan.

Cameco disclosed that it reached a new collective agreement with unionized employees at the McArthur River/Key Lake operations in July 2019. The new agreement expires on December 31, 2022.

Mining Methods and Techniques

The McArthur River deposit presents unique challenges that are not typical of traditional hard or soft rock mines. These challenges are the result of mining in or near high-pressure ground water in challenging ground conditions with significant radiation concerns due to the high-grade uranium ore. As such, mine designs and mining methods are selected based on their ability to mitigate hydrological, radiological and geotechnical risks.

There are three approved mining methods at McArthur River: raisebore mining, blasthole stope mining and boxhole mining. However, only raisebore and blasthole stope mining remain in use. These methods all use ground freezing to mine the McArthur River deposit.

Ground Freezing

All the mineralized areas discovered to date at McArthur River are in, or partially in, water-bearing ground with significant pressure at mining depths. This high-pressure water source is isolated from active development and production areas in order to reduce the inherent risk of an inflow. To date, McArthur River has relied on pressure grouting and ground freezing to successfully mitigate the risks of the high-pressure ground water.

Chilled brine is circulated through freezeholes to form an impermeable freeze barrier around the area being mined. This prevents water from entering the mine and helps stabilize weak rock formations. Ground freezing reduces, but does not fully eliminate, the risk of water inflows.

Blasthole Stoping

Blasthole stoping began in 2011 and was the main extraction method prior to the production suspension. It is planned in areas where blastholes can be accurately drilled and small stable stopes excavated without jeopardizing the freeze wall integrity. The use of this method has allowed the site to improve operating costs by increasing overall extraction efficiency by reducing underground development, concrete consumption, mineralized waste generation and improving extraction cycle time.

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Raisebore Mining

Raisebore mining is an innovative non-entry approach that was adapted to meet the unique challenges at McArthur River, and it has been used since mining began in 1999. This method is favourable for mining the weaker rock mass areas of the deposit and is suitable for massive high-grade zones where there is access both above and below the ore zone.

Initial Processing

McArthur River produces two product streams, high-grade slurry and low-grade mineralized rock. Both product streams are shipped to the Key Lake mill to produce uranium ore concentrate.

The high-grade material is ground and thickened into a slurry paste underground and then pumped to surface. The material is then thickened and blended for grade control and shipped to Key Lake in slurry totes using haul trucks.

The low-grade mineralized material is hoisted to surface and shipped as a dry product to Key Lake using covered haul trucks. Once at Key Lake, the material is ground, thickened and blended with the high-grade slurry to a nominal 5% U3O8 mill feed grade. It is then processed into uranium ore concentrate and packaged in drums for further processing off-site.

New Mining Areas

Cameco must bring on new mining zones to sustain production. Prior to the production shutdown, two new areas were under active development. Zone 1 was in the freeze drilling stage (90% complete) and Zone 4 South was in the initial freeze drift development stage.

In 2018, all development and construction activities for the new mining zones were halted as part of the production suspension.

Tailings

McArthur River does not have a tailings management facility (TMF) as it ships all mineralized material to Key Lake for final milling and processing.

Waste Rock

The waste rock piles are confined to a small footprint on the surface lease and managed in contained facilities. These are separated into three categories:

●	clean waste (includes mine development waste, crushed waste, and various piles for concrete aggregate and backfill)
●	low-grade mineralization temporarily stored on lined pads until trucked to Key Lake
●	waste with acid-generating potential – temporarily stored on lined pads – for concrete aggregate

Water Inflow Incidents

Cameco disclosed that there have been two notable water inflow incidents at the McArthur River mine. These two inflows have strongly influenced the mine design, inflow risk mitigation and inflow preparedness:

Bay 12 Inflow: Production was temporarily suspended on April 6, 2003, as increased water inflow due to a rock fall in a new development area (Bay 12 located just above the 530 metre level) began to flood the lower portions of the mine, including the underground grinding circuit area. Additional dewatering capacity was installed, and the flooded areas were dewatered and repaired. Mining resumed in July 2003 and sealed off the excess water inflow in July 2004.

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590-7820N Inflow: In November 2008, there was a small water inflow in the lower Zone 4 development area on the 590 metre level. Cameco disclosed that it did not impact production, but did delay local development for approximately one year. In January 2010, the inflow was sealed off and local development was resumed.

Pumping and Capacity Treatment Limits

The standard for this mine is to secure pumping capacity of at least one and a half times the estimated maximum sustained inflow. Cameco disclosed that it reviews the dewatering system and requirements at least once a year and before any work begins on any new zone. As the mine plan is advanced, the dewatering system will be expanded to handle water from the new mine areas. Cameco has stated they believe they have sufficient pumping, water treatment and surface storage capacity to handle the estimated maximum sustained inflow.

Production

Cameco disclosed that in 2018, 0.5 Mlbs of U3O8 was mined in early January in order to complete mining that was in progress at the end of December 2017. No mining took place in 2019 and 2020. Cameco has stated that no mine production is expected in 2021.

The mine plan is designed to extract all of the current McArthur River mineral reserves. The following is a general summary of the mine plan production schedule parameters on a 100% basis for these mineral reserves:

Total mine production

●	2,133,000 tonnes of ore
●	386 Mlbs of U3O8, based on current unmined mineral reserves
●	Average grade of 8.21% U3O8
●	200 to 400 tonnes per day, varying with ore grade

Note: Broken ore inventory (previously mined material) is not included in the mine production plan total. Current broken inventory consists of 4.2 Mlbs of high-grade ore stored underground at McArthur River and 1.4 Mlbs of low-grade mineralization stored on the surface stockpile pads at McArthur River and Key Lake.

Cameco disclosed that, in 2018, 0.2 Mlbs of U3O8 was produced as part of the Key Lake final clean out prior to shutdown. Since then, there has been no production. Cameco has stated they expect no production in 2021.

The mill plan is designed to process all the current McArthur River mineral reserves plus Key Lake low-grade mineralization remaining from the Deilmann and Gaertner pits. In addition, a small amount of recycled product from Blind River and Port Hope facilities is planned to be processed. The following is a general summary of the mill plan production schedule parameters on a 100% basis for these mineral reserves, mineralized material, and product:

Total mill production

●	3,771,000 tonnes of mill feed including blend and recycle material
●	Average feed grade of 4.72% U3O8
●	393 Mlbs of U3O8 packaged based on an average recovery of 99.0%

Production Suspension

In 2018, Cameco reported a temporary planned production suspension. In response to market conditions, in July 2018 Cameco determined to extend the suspension for an indeterminate duration. The action resulted in the permanent layoff of approximately 520 site employees. A reduced workforce of approximately 185 Cameco employees remains employed at the McArthur River and Key Lake sites to keep the facilities in a state of safe care and maintenance. Cameco has stated that their objective is that the McArthur River and Key Lake operations are available to return to production in a timely manner once a decision is made to end the production suspension. There was nominal production in 2018. There was no production in 2019 and 2020 due to the suspension.

Cameco disclosed that any restart of the mine and mill is a commercial decision that will be based on Cameco’s ability to commit their share of production from the McArthur River operation under acceptable long-term contracts and to benefit from the favourable life of mine economics it provides.

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Cameco disclosed that the operational changes made by Cameco, including the suspension of production for an indeterminate duration, and the associated workforce reduction, carry with them the risks of a delay in restarting operations and subsequent production disruption.

Production Restart

Due to the suspension of production for an indeterminate duration, no actual production start-up date is currently available. Year 1 of the production plan represents the first year of assumed production after restart is announced and Cameco disclosed that it could potentially occur any time after 2021.

The main steps in preparing the mine and mill for restart of production are:

●	Restart planning: Detailed restart planning including identification of critical project and maintenance work required to be completed prior to restarting the operations.

●	Restart announcement: Once conditions required to support restarting the McArthur River and Key Lake operations have been met, an announcement will be made.

●	Critical project execution: Cameco’s current assumption is that all critical project work can be completed within a one-year time frame.

●	Maintenance readiness check: As a significant number of the facilities will have been shut down for more than two years, equipment and facility readiness checks will be performed prior to restarting operations.

●	Recruitment: Workers will be mobilized in stages (restart planning team, maintenance preparation team, and operational team).

●	Training: Cameco currently assumes that a sufficient number of experienced workers can be recruited in order to minimize operational training requirements and timelines.

Once critical projects, maintenance readiness checks and sufficient recruitment and training have occurred, the mine and mill will restart operations. Cameco projects that this will take a minimum of 9 months. Initial mill feed for the Key Lake restart will come from the high-grade broken inventory (4.2 Mlbs at a grade of 17% U3O8) stored underground at McArthur River.

Production Plan

McArthur River currently has sufficient mineral reserves to permit mining for 23 years. Although McArthur River and Key Lake have licence permits for 25 Mlbs U3O8 production per year, the production profile assumes the following:

●	in the year of restart, 4 Mlbs of packaged production; and
●	for subsequent years, 18 Mlbs of packaged production per year until year 21 with production ramping down in the last two years.

Optimizing Production

The McArthur Technical Report is based on a production rate of 18 Mlbs per year, however, Cameco has disclosed that, once a restart decision is made, it plans to optimize the production rate to respond to market signals. Cameco expects that this paced approach will allow them to extract maximum value from the operation as the market transitions.

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Key Lake Mill

The Key Lake mill is located in northern Saskatchewan, 570 kilometres north of Saskatoon. The site is nine kilometres long and five kilometres wide and is connected to McArthur River by an 80 kilometre all-weather road. There is a 1.6 kilometre unpaved air strip and an air terminal on the east edge of the site. The Company notes that the Cigar Lake Royalty does not apply to the Key Lake mill itself.

Cameco disclosed that it requires two key permits to operate the Key Lake mill:

●	Uranium Mill Operating Licence – renewed in 2013 and expires on October 31, 2023 (from the CNSC); and
●	Approval to Operate Pollutant Control Facilities – renewed in 2014 and expires on November 30, 2021 (from the SMOE).

The CNSC licence conditions handbook allows the Key Lake mill to produce up to 25.0 Mlbs (100% basis) per year.

All McArthur River ore is milled at Key Lake. Cameco does not have a formal toll milling agreement with the Key Lake joint venture.

In June 1999, the Key Lake joint venture (Cameco and Uranerz Exploration and Mining Ltd. (“UEM”)) entered into a toll milling agreement with Orano to process their total share of McArthur River ore. The terms of the agreement (as amended in January 2001) include the following:

●	processing is at cost, plus a toll milling fee; and
●	the Key Lake joint venture owners are responsible for decommissioning the Key Lake mill and for certain capital costs, including the costs of any tailings management associated with milling Orano’s share of McArthur River ore

Cameco discloses that the following changes were made to the agreement in 2009:

●	the fees and expenses related to Orano’s pro rata share of ore produced just before the UEM distribution (16.234% – the first ore stream) have not changed. Orano is not responsible for any capital or decommissioning costs related to the first ore stream.
●	the fees and expenses related to Orano’s pro rata share of ore produced as a result of the UEM distribution (an additional 13.961% – the second ore stream) have not changed. Orano’s responsibility for capital and decommissioning costs related to the second ore stream are, however, as a Key Lake joint venture owner under the original agreement.

The agreement was amended again in 2011 and now requires:

●	milling of the first ore stream at the Key Lake mill until May 31, 2028; and
●	milling of the second ore stream at the Key Lake mill for the entire life of the McArthur River project.

McArthur River low-grade mineralization, including legacy low-grade mineralized waste rock stored at Key Lake, is slurried, ground and thickened at Key Lake and then blended with McArthur River high-grade slurry to a nominal 5% U3O8 mill feed grade. All remaining uranium processing (leaching through to calcined uranium ore concentrate packaging) and tailings disposal also occur at Key Lake.

The Key Lake mill comprises the following eight plants:

●	ore slurry receiving plant
●	grinding/blending plant
●	reverse osmosis plant
●	leaching/counter current decantation plant
●	solvent extraction plant
●	yellowcake precipitation/dewatering/calcining/packing/ammonium sulphate plant
●	bulk neutralization/lime handling/tailings pumping
●	powerhouse/utilities/acid plant/oxygen plant complex

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The McArthur River original flowsheet was largely based on the use of conventional mineral processing concepts and equipment. Where necessary, testwork was undertaken to prove design concepts or adapt conventional equipment for unique services. Simulated ore was utilized in much of the testwork because the off-site testing facilities were not licenced to receive radioactive materials. Testwork at the Key Lake metallurgical laboratory also confirmed the suitability of the Key Lake mill circuit for processing McArthur River ore with some Key Lake circuit modifications.

To date, numerous changes have been made to both the McArthur River and Key Lake processing and water treatment circuits to improve their operational reliability and efficiency. From a uranium recovery perspective, the most important was to change the McArthur River grinding circuit classification system from screens to cyclones. This was completed in late 2009 and provided a measurable recovery increase as well as reduced particle segregation issues. From 2012 to 2017 Key Lake achieved an annual mill recovery of 99% and this is assumed to continue.

Recent testing at Key Lake has shown that use of a silica coagulant was able to alleviate the issues caused by the cement dilution in the ore from McArthur River. This has eliminated the need to operate the gravity concentrator circuit as well as increased the solvent extraction circuit capacity.

There are five rock stockpiles at the Key Lake site:

●	three contain non-mineralized waste rock. These will be decommissioned when the site is closed.
●	two contain low-grade mineralized material. These are used to lower the grade of McArthur River ore before it enters the milling circuit.

Cameco modified Key Lake’s effluent treatment process to satisfy licence and permit requirements.

There are two TMFs at the Key Lake site:

●	an above-ground impoundment facility, where tailings are stored within compacted till embankments. Cameco states they have not deposited tailings here since 1996, and are looking at several options for decommissioning this facility in the future; and
●	the Deilmann pit, which was mined out in the 1990s. Tailings from processing McArthur River ore are deposited in the Deilmann TMF.

Beginning in July 2001, periodic sloughing of the pit walls in the western portion of the Deilmann TMF was experienced. Cameco therefore implemented a long-term stabilization plan and the final phase was completed in 2019. Cameco is currently completing a study to determine if additional work is warranted.

●	In 2014, the CNSC approved an increase in Key Lake’s tailings capacity. Cameco has stated they expect to have sufficient tailings capacity to mill all the known McArthur River mineral reserves and resources, should they be converted to reserves, with additional capacity to toll mill ore from other regional deposits.

Decommissioning and Financial Assurances

In 2003, Cameco prepared a preliminary decommissioning plan for both McArthur River and Key Lake, which were approved by the CNSC and the SMOE. In 2008, when the CNSC licence was renewed, Cameco revised the accompanying preliminary decommissioning cost estimates. In 2013, when again the CNSC licence was renewed, Cameco again revised the accompanying preliminary decommissioning cost estimates. The Key Lake preliminary decommissioning cost estimate was further revised and Cameco received final approval from the CNSC in 2015. Most recently, Cameco submitted an update for the McArthur River preliminary decommissioning cost estimate ($42 million) and for the Key Lake preliminary decommissioning cost estimate ($223 million), received the required regulatory approvals, and letters of credit have been posted with the Saskatchewan government as financial assurances. These documents include the estimated cost for implementing the decommissioning plan and addressing known environmental liabilities.

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Operating and Capital Costs

The following is a summary of Cameco’s operating and capital cost estimates for the life of mine, stated in constant 2020 dollars and reflecting a forecast life of mine mill production of 389 Mlbs U3O8 packaged.

Estimated operating costs to the MRJV consist of annual expenditures at McArthur River to mine the mineral reserves, process it underground, including grinding, density control and pumping the resulting slurry to surface for transportation to Key Lake.

Operating costs at Key Lake consist of costs for receipt of the slurry, up to and including precipitation of the uranium into yellowcake, including cost of disposal of tailings to the Deilmann TMF.

There will be increased operating costs in the year the decision is made to restart operations. These include recruitment costs to achieve required operating staff levels, required equipment and process circuits, repair costs, and mine working and processing plants commissioning costs.

Estimated capital costs to the MRJV include sustaining costs for both McArthur River and Key Lake, as well as underground development at McArthur River to bring mineral reserves into production. Overall, the largest segment of capital at McArthur River is mine development. Other significant capital includes freeze infrastructure costs.

Production from the McArthur River and Key Lake operations has been suspended for an indeterminate duration and no decision has been made to restart operations.

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The economic analysis, effective as of December 31, 2018 being the effective date of the technical report, resulted in an estimated pre-tax net present value (NPV) (at a discount rate of 8%) to Cameco for net cash flows from January 1, 2019 forward of $2.97 billion for its share of the current McArthur River mineral reserves. Using the total capital invested to December 31, 2018, along with the operating and capital estimates for the remainder of the mineral reserves, the pre-tax internal rate of return (IRR) was estimated to be 11.6%.

The analysis was from the point of view of Cameco, which owns 69.805% of the MRJV, and incorporated a projection of Cameco’s sales revenue from its proportionate share of the related production, less its share of related operating and capital costs of the MRJV, as well as royalties and surcharges that will be payable on the sale of concentrates.

Cameco disclosed that its expectations and plans regarding McArthur River and the Key Lake mill, including forecasts of operating and capital costs, net cash flow, production and mine life are forward-looking information and are based specifically on the risks and assumptions discussed in the Cameco 2020 AIF. Cameco disclosed that it may change the operating or capital spending plans in 2021, depending upon the impact of COVID-19, uranium markets, Cameco’s financial position, results of operation, a decision to invest in cost reduction and operational efficiency projects, or other factors. It further disclosed that its estimates of expected future production, and capital and operating costs are inherently uncertain, particularly beyond one year, and may change materially over time.

Exploration, Drilling, Sampling, Data Quality and Estimates

The original McArthur River mineral resource estimates were derived from surface diamond drilling from 1980 to 1992. In 1988 and 1989, this drilling first revealed significant uranium mineralization. By 1992, Cameco had delineated the mineralization over a strike length of 1,700 metres at depths of between 500 to 640 metres. The very high-grade found in the drillholes justified the development of an underground exploration project in 1993.

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Drilling

Drilling has been carried out extensively from both surface and underground in order to locate and delineate mineralization. Surface exploration drilling is initially used in areas where underground access is not available and is used to guide the underground exploration programs. Cameco disclosed that there was no exploration drilling in 2020 during the mine production suspension.

Cameco has carried out surface drilling since 2004, to test the extension of mineralization identified from the historical surface drillholes, to test new targets along the strike, and to evaluate the P2 trend northeast and southwest of the mine. Surface drilling since 2004 has extended the potential strike length to more than 2,700 metres.

Cameco has completed preliminary drill tests of the P2 trend at 300 metre intervals or less over 11.5 kilometres (5.0 kilometres northeast and 6.4 kilometres southwest of the McArthur River deposit) of the total 13.75 kilometres strike length of the P2 trend. Surface exploration drilling in 2015 focused on additional evaluation in the southern part of the P2 trend south of the P2 main mineralization. Starting in 2016, exploration efforts shifted away from the P2 trend to the north part of the property.

In 1993, regulators approved an underground exploration program, consisting of shaft sinking, lateral development and drilling. The shaft was completed in 1994.

Cameco has drilled more than 1,260 underground drillholes since 1993 to get detailed information along 1,800 metres of strike length. The drilling was primarily completed from the 530 and 640 metre levels.

In addition to the exploration drilling, geological data has been collected from the underground probe and grout, service, drain, freeze, and geotechnical drill programs.

In 2017, Cameco continued with underground delineation drilling of Zone B and Zone 4 in order to provide the information required for more detailed mining plans. In 2018, all underground delineation drilling was halted as part of the production suspension. Drilling results are reflected in reported mineral resources and reserves.

Sampling, Analysis and Data Verification

Surface holes were generally drilled on sections spaced between 50 and 200 metres with 12 to 25 metres between holes on a section when necessary. Drilled depths average 670 metres.

The orientation of mineralization is variable but, in general, vertical holes generally intersect mineralization at angles of 25 to 45 degrees, resulting in true widths being 40 to 70% of the intersected width. Angled holes usually intercept mineralization closer to perpendicular, giving intercepts that are closer to true width.

Any stratigraphy exhibiting noteworthy alteration, structures or radiometric anomalies is split and sampled.

Given that the vast majority of the deposit has been delineated from underground, few surface holes are currently sampled and used for mineral resource and reserve estimation purposes.

Underground drilling is generally planned to provide close to true thicknesses results. All underground exploration holes are core drilled and gamma probed whenever possible. McArthur River uses a high-flux gamma probe designed and constructed by alphaNUCLEAR, a member of the Cameco group of companies. This high-flux gamma probe utilizes two Geiger Mϋller tubes to detect the amount of gamma radiation emanating from the surroundings. The count rate obtained from the high-flux probe is compared against chemical assay results to establish a correlation to convert corrected probe count rates into equivalent %U3O8 grades for use when assay results are unavailable. The consistency between probe data and chemical assays demonstrates that secular equilibrium exists within the deposit. A small portion of the data used to estimate mineral resources is obtained from assays, and in these cases, the core depth is validated by comparing the downhole gamma survey results with a hand-held scintillometer on core before it is logged, photographed, and then sampled for uranium analysis. Attempts are made to avoid having samples cross geological boundaries.

When sampled, the entire core from each sample interval is taken for assay or other measurements are used to characterize the physical and geochemical properties of the deposit. This reduces the sample bias inherent when splitting core. Core recovery throughout the deposit has generally been very good. However, in areas of poor core recovery uranium grade determination is generally based on radiometric probe results.

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The typical sample collection process at McArthur River includes the following procedures:

●	marking the sample intervals on the core boxes, at the nominal 50 cm sample length, by a geoscientist;
●	collection of the samples in plastic bags, taking the entire core;
●	documentation of the sample location, including assigning a sample number, and description of the sample, including radiometric values from a hand-held device;
●	bagging and sealing, with sample tags inside bags and sample numbers on the bags; and
●	placement of samples in steel drums for shipping.

Current sampling protocols dictate that all samples are collected and prepared under the close supervision of a qualified geoscientist in a restricted core processing facility. The core samples are collected and transferred from the core boxes to high-strength plastic sample bags, then sealed. The sealed bags are then placed in steel drums and shipped in compliance with the Transport of Dangerous Goods regulations with tamper-proof security seals. Chain of custody documentation is present from inserting samples into steel drums to the final delivery of results by the Saskatchewan Research Council Geoanalytical Laboratories (SRC).

All samples collected are prepared and analysed under the close supervision of qualified personnel at SRC, which is a restricted access laboratory licenced by the CNSC.

Drill core assay sample preparation is performed at SRC’s main laboratory, which is independent of the participants of the MRJV. It involves jaw crushing to 60% @ 2 mm and splitting out a 100 – 200 g sub-sample using a riffle splitter. The sub-sample is pulverized to 90% @ -106 microns using a puck and ring grinding mill. The pulp is then transferred to a labelled plastic snap top vial. Assaying by SRC involved digesting an aliquot of pulp in a 100 ml volumetric flask in concentrated 3:1 HCI:HNO3, on a hot plate for approximately one hour. The lost volume is then made up using deionized water prior to analysis by ICP-OES. Instruments used in the analysis are calibrated using certified commercial solutions. This method is ISO/IEC 17025:2005 accredited by the Standards Council of Canada.

Quality Control and Data Verification

As set forth above, the Company is not in a position to verify quality control and data verification measures at the McArthur River project. The following information regarding quality control and data verification is solely based on Cameco’s disclosure in the Cameco 2020 AIF.

The quality assurance and quality control procedures used during early drilling programs were typical for the time. Many of the original signed assay certificates from surface drilling are available and have been reviewed by Cameco geologists.

More recent sample preparation and assaying was completed under the close supervision of qualified personnel at SRC and includes preparing and analysing standards, duplicates and blanks. A standard is prepared and analysed for each batch of samples and one out of every 40 samples is analysed in duplicate.

In 2013, McArthur River implemented an SQL server based centralized geological data management system to manage all drillhole and sample related data. All core logging, sample collection, downhole probing and sample dispatching activities are carried out and managed within this system. All assay, geochemical and physical analytical results obtained from the external laboratory are uploaded directly into the centralized database, thereby mitigating the potential for manual data transfer errors. The database used for the current mineral resource and mineral reserve estimates was validated by Cameco qualified geoscientists.

Additional quality control measures procedures taken include:

●	review of drillhole collar coordinates and downhole deviations in the database against planned location of the holes;
●	comparison of the information in the database against the original data, including paper logs, assay certificates and original probing data files;
●	validation of core logging information in plan and section views, and review of logs against photographs of the core;
●	checking for data errors such as overlapping intervals and out of range values;
●	radiometric probes undergo annual servicing and re-calibration as well as additional checks including control probing to ensure precision and accuracy of the probes; and
●	validating uranium grades comparing radiometric probing, core radioactivity measurements and sample assay results.

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No new measurement data has been collected since the decision was made to suspend production at the mine and mill. No quality control and data verification related issues of note were identified during the minor mineral resource estimation work performed in 2020.

Since the start of commercial production, Cameco has regularly compared information collected from production activities, such as freezeholes, raisebore pilot holes, radiometric scanning of scoop tram buckets and mill feed sampling, to the drillhole data. Cameco has also compared the uranium block model with mine production results on a monthly basis to ensure an acceptable level of accuracy was maintained.

Cameco states that company geoscientists, including a qualified person as such term is defined in NI 43-101, have witnessed or reviewed drilling, core handling, radiometric probing, logging and sampling facilities used at the McArthur River operation and consider the methodologies to be satisfactory and the results representative and reliable.

Cameco has stated that it is satisfied with the quality of data and consider it valid for use in the estimation of mineral resources and reserves for McArthur River. Comparison of actual mine production with past expected production supports this opinion.

Mineral Reserve and Resource Estimates

The following are mineral reserve and mineral resource estimates for McArthur River are as disclosed by Cameco in the Cameco 2020 AIF as at December 31, 2020.

Mineral Reserves

(tonnes in thousands; pounds in millions)

Reserves
Deposit	Proven			Probable			Total Mineral Reserves
	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Metallurgical Recovery
	(‘000s)	(% U3O8)	(Mlbs)	(‘000s)	(% U3O8)	(Mlbs)	(‘000s)	(% U3O8)	(Mlbs)	(%)
McArthur River	2041.0	7.12	320.2	540.0	6.02	71.7	2581.0	6.89	391.9	99.0

Note that the estimates in the above table:

●	Use a constant dollar average uranium price of approximately $45 (US) per pound U3O8
●	Are based on exchange rates of $1.00 US = $1.26 Cdn

Cameco reports mineral reserves as the quantity of contained ore supporting the current mining plan and provide an estimate of the metallurgical recovery. The estimate of the amount of valuable product that can be physically recovered by the metallurgical extraction process is obtained by multiplying the quantity of contained metal (content) by the planned metallurgical recovery percentage. The content in the table above are before accounting for estimated metallurgical recovery.

Mineral Resources

(tonnes in thousands; pounds in millions)

Resources
Deposit	Measured			Indicated			Total Measured and Indicated			Inferred
	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8
	(‘000s)	(% U3O8)	(Mlbs)	(‘000s)	(% U3O8)	(Mlbs)	(‘000s)	(% U3O8)	(Mlbs)	(‘000s)	(% U3O8)	(Mlbs)
McArthur River	97.8	2.57	5.5	92.4	2.32	4.7	190.2	2.46	10.3	41.0	2.85	2.6

Note that the estimates in the above table:

●	do not include amounts that have been identified as mineral reserves
●	do not have demonstrated economic viability
●	totals may not add due to rounding

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Key Assumptions, Parameters and Methods

Cameco discloses the following key assumptions in connection with the above mineral reserve and mineral resource estimates:

●	Mineral reserves assume a 99.4% planned mine recovery and have allowances for expected waste (42% average) and backfill (6.8% average) dilution as part of the normal mining extraction process. Mineral resources do not include such allowances.
●	An average uranium price of $45 (US) per pound U3O8 with a $1.00 (US) = $1.26 (Cdn) fixed exchange rate was used to estimate the mineral reserves, taking into account the annual forecast realized prices.
●	Mining rates assume annual packaged production of 18 Mlbs.

Cameco discloses the following key parameters in connection with the above mineral reserve and mineral resource estimates:

●	Grades of U3O8 were obtained from chemical assaying of drill core or from equivalent % U3O8 grades obtained from radiometric probing results. In areas of poor core recovery (usually < 75%) or missing samples, the grade was determined from probing.
●	When not measured, densities are determined using formulas based on the relation between density measurements of drill core and chemical assay grades.
●	Mineral resources are estimated at a minimum mineralized thickness of 1.0 metre and at a minimum grade of 0.50% U3O8. Reported mineral reserves are based on pounds U3O8 recovered per excavation, translating into an average cut-off grade of 0.80% U3O8.
●	Mineral reserves are estimated based on the use of raisebore and blasthole stope mining methods in conjunction with freeze curtains.
●	Reasonable expectation for eventual economic extraction of the mineral resources is based on the long-term forecast uranium price, anticipated production costs and the tonnage and grade of the mineralized areas.

Cameco discloses the following key methods in connection with the above mineral reserve and mineral resource estimates:

●	The models were created from the geological interpretation in section and plan views and in 3-dimensions from surface and underground drillhole information.
●	Mineral resources and mineral reserves were estimated using 3-dimensional block models. Ordinary kriging and inverse distance squared methods were used to estimate the grade and density.
●	Maptek Vulcan and Leapfrog Geo software were used to generate the mineral resource and reserve estimates.

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WATERBURY LAKE / CIGAR LAKE

The information set out below has been sourced from the Cigar Lake Technical Report and the Cameco 2020 AIF, copies of which are available under Cameco’s profile at www.sedar.com. Readers should consult these documents for further information regarding Waterbury Lake / Cigar Lake.

The Company acquired the Cigar Lake Royalty on May 7, 2021, pursuant to the Royalty Purchase Agreement.

Project Description, Location and Access

The Cigar Lake underground mine began development in 2005, but development was delayed due to water inflows. In October 2014, the McClean Lake mill produced the first uranium concentrate from ore mined at the Cigar Lake operation. Commercial production was declared in May 2015.

The Cigar Lake mine site is located near Waterbury Lake, approximately 660 kilometres north of Saskatoon. The mine site is in close proximity to other uranium production operations: McClean Lake mill is 69 kilometres northeast by road and McArthur River mine is 46 kilometres southwest by air from the mine site.

Access to the property is by an all-weather road and by air. Site activities occur year-round, including supply deliveries. There is an unpaved airstrip and air terminal east of the mine site.

Saskatoon, a major population centre south of the Cigar Lake deposit, has highway and air links to the rest of North America.

The Cigar Lake Joint Venture (the “CLJV”) acquired the right to use and occupy the lands necessary to mine the deposit under a surface lease agreement with the province of Saskatchewan. The lease covers approximately 1,042 hectares and expires in May 2044. The CLJV has the right to mine the deposit under ML 5521, granted to the CLJV by the province of Saskatchewan. The lease covers 308 hectares and expires in December 2021. The CLJV has the right to renew the lease for further 10-year terms.

A mineral claim gives the CLJV the right to explore for minerals and to apply for a mineral lease. There are 38 mineral claims totalling 95,293 hectares adjoining the mineral lease and surrounding the site. The mineral claims are in good standing until 2032 or later.

The Cigar Lake Royalty does not apply to the entirety of the project lands. However, the Company believes that the Cigar Lake Royalty applies to substantially all areas of the project underlying the existing mine and areas underlying estimates of mineral reserve and mineral resource.

The climate is typical of the continental sub-arctic region of northern Saskatchewan. Summers are short and cool even though daily temperatures can sometimes reach above 30°C. The mean daily temperature for the coldest month is below -20°C, and winter daily temperatures can reach below -40°C.

The deposit is 40 kilometres west of the eastern margin of the Athabasca Basin in northern Saskatchewan. The topography and environment are typical of the taiga forested lands in the Athabasca Basin. This area is covered with 30 to 50 metres of overburden. Vegetation is dominated by black spruce and jack pine. There is a lake known as “Cigar Lake” which, in part, overlays the deposit.

The closest inhabited site is Points North Landing, 56 kilometres northeast by road. The community of Wollaston Lake is approximately 80 kilometres by air to the east of the mine site. Athabasca Basin community resident employees and contractors fly to the mine site from designed pick-up points. Other employees and contractors fly to site from Saskatoon with pick-up points in Prince Albert and La Ronge.

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Geological Setting, Mineralization, and Deposit Types

The deposit is at the unconformity contact separating late Paleoproterozoic to Mesoproterozoic sandstone of the Athabasca Group from middle Paleoproterozoic metasedimentary gneiss and plutonic rocks of the Wollaston Group. The Key Lake, McClean Lake and Collins Bay deposits all have a similar structural setting. While Cigar Lake shares many similarities with these deposits, it is distinguished from other similar deposits by its size, very high grade, and the high degree of clay alteration.

Cigar Lake’s geological setting is similar to McArthur River’s: the permeable sandstone, which overlays the deposit and basement rocks, contains large volumes of water at significant pressure. Unlike McArthur River, however, the deposit is flat lying.

The Cigar Lake deposit has the shape of a flat- to cigar-shaped lens and is approximately 1,950 metres in length, 20 to 100 metres in width, and ranges up to 13.5 metres thick, with an average thickness of about 5.4 metres. It occurs at depths ranging between 410 to 450 metres below the surface. The eastern part of Cigar Lake is approximately 670 metres long by 100 metres wide and the western part is approximately 1,280 metres long by 75 metres wide.

The deposit has two distinct styles of mineralization:

●	high-grade mineralization at the unconformity which includes all of the mineral resources and mineral reserves.
●	fracture controlled, vein-like mineralization which is located either higher up in the sandstone or in the basement rock mass.

Most of the uranium metal is in the high-grade mineralization at the unconformity, which has massive clays and high-grade uranium concentrations. This is currently the only economically viable style of mineralization, in the context of the selected mining method and ground conditions.

The uranium oxide in the form of uraninite and pitchblende occurs as disseminated grains in aggregates ranging in size from millimetres to decimetres, and as massive lenses of mineralization up to a few metres thick in a matrix of sandstone and clay. Coffinite (uranium silicate) is estimated to form less than 3% of the total uranium mineralization.

Geochemically, the deposit contains quantities of the elements nickel, copper, cobalt, lead, zinc, molybdenum and arsenic, but in non-economic concentrations. Higher concentrations of these elements are associated with massive pitchblende or massive sections of arseno-sulphides.

Cigar Lake is an unconformity-associated uranium deposit. Deposits of this type are believed to have formed through an oxidation-reduction reaction at a contact where oxygenated fluids meet with reducing fluids.

About the Cigar Lake Operation

Cigar Lake is a developed property with sufficient surface rights to meet current mining operation needs. Cameco is currently mining in the eastern part of the ore body.

Infrastructure

Surface facilities are 490 metres above sea level. The site includes:

●	an underground mine with two shafts
●	access road joining the provincial highway and McClean Lake
●	site roads and site grading
●	airport and terminal
●	water supply, storage and distribution for industrial water, potable water and fire suppression
●	propane, diesel and gasoline storage and distribution
●	employee residence and construction camp
●	Shaft No. 1 and No. 2 surface facilities
●	freeze plants and brine distribution equipment
●	surface freeze pads
●	electrical power substation and distribution
●	compressed air supply and distribution
●	mine water storage ponds and water treatment
●	sewage collection and treatment
●	surface and underground pumping system installation
●	waste rock stockpiles
●	garbage disposal landfill
●	administration, maintenance and warehousing facilities
●	emergency power generating facilities
●	underground tunnels
●	ore load out facility
●	concrete batch plant
●	Seru Bay pipeline

The Cigar Lake mine site contains all the necessary services and facilities to operate a remote underground mine, including personnel accommodation, access to water, airport, site roads and other necessary buildings and infrastructure.

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Water, Power and Heat

Waterbury Lake, which is nearby, provides water for the industrial activities and the camp. The site is connected to the provincial electricity grid, and it has standby generators in case there is an interruption in grid power.

Cigar Lake operates throughout the year despite cold winter conditions. During the winter, Cameco uses propane-fired burners to heat the fresh air necessary to ventilate the underground workings.

Employees

Employees are recruited with preference given to residents of northern Saskatchewan.

Mining Methods

Cameco uses the jet boring system (JBS) method to mine the Cigar Lake deposit.

Bulk Ground Freezing

The permeable sandstone that overlays the deposit and basement rocks contains large volumes of water under significant pressure. From surface, Cameco freezes the ore zone and surrounding ground in the area to be mined to prevent water from entering the mine, to help stabilize weak rock formations, and meet the planned production schedule. This system freezes the deposit and underlying basement rock in two to four years, depending on water content and geological conditions. Cameco has identified greater variation of the freeze rates of different geological formations encountered in the mine, based on information obtained through surface freeze drilling. To manage operational risks and to meet the planned production schedule, the area being mined must meet specific ground freezing requirements before they begin jet boring. Bulk freezing reduces but does not eliminate the risk of water inflows.

Artificial ground freezing is accomplished by drilling a systematic grid of boreholes through the orebody from surface. A network of supply and return pipes on surface convey a calcium chloride brine to and from each hole. The warm brine returning from each hole is chilled to a temperature of approximately -30ºC at the surface freeze plant and recirculated.

JBS Mining

After test mining, Cameco selected jet boring, a non-entry mining method, which was developed and adapted specifically for this deposit. This method involves:

●	drilling a pilot hole into the frozen orebody, inserting a high-pressure water jet and cutting a cavity out of the frozen ore;
●	collecting the ore and water mixture (slurry) from the cavity and pumping it to storage (sump storage), allowing it to settle;
●	using a clamshell, transporting the ore from sump storage to an underground grinding and processing circuit;
●	once mining is complete, filling each cavity in the orebody with concrete; and
●	starting the process again with the next cavity.

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Figure 1 - Jet Boring Technique - Source - Cameco Corporation 2020 AIF

This is a non-entry method, which means mining is carried out from headings in the basement rock below the deposit, so employees are not exposed to the ore. Cameco discloses that this mining approach is highly effective at managing worker exposure to radiation levels. It further discloses that, combined with ground freezing and the cuttings collection and hydraulic conveyance system, jet boring reduces radiation exposure to acceptable levels that are below regulatory limits.

The mine equipment fleet at Cigar Lake is currently comprised of three JBS units plus other equipment to support mine development, drilling and other services, and Cameco discloses that this is sufficient to meet production requirements for the remainder of the estimated mine life.

Cameco has divided the orebody into production panels. At least three production panels need to be frozen at one time to achieve the full annual production rate of 18 Mlbs. One JBS machine will be located below each frozen panel and the three JBS machines required are currently in operation. Two machines actively mine at any given time while the third is moving, setting up, or undergoing maintenance.

Mine Development

Mine development for construction and operation uses two basic approaches: drill and blast with conventional ground support is applied in areas with a competent rock mass. Most permanent areas of the mine, which contain the majority of the installed equipment and infrastructure, are hosted in competent rock mass and are excavated and supported conventionally. The production tunnels immediately below the orebody are primarily in poor, weak rock mass and are excavated and supported using the New Austrian Tunnelling Method (NATM). NATM was adopted as the primary method of developing new production cross-cuts, replacing the former Mine Development System (MDS).

NATM, as applied at Cigar Lake, involves a multi-stage sequential mechanical excavation, extensive external ground support and a specialized shotcrete liner. The liner system incorporates yielding elements which permit controlled deformation required to accommodate additive pressure from mining and ground freezing activities. The production tunnels have an inside diameter of five metres and are approximately circular in profile.

Cameco plans the mine development to take place away from known groundwater sources whenever possible. In addition, they assess all planned mine development for relative risk and applies extensive additional technical and operating controls for all higher risk development.

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Mine Access

There are two main levels in the mine: the 480 and 500 metre levels. Both levels are located in the basement rocks below the unconformity. Mining is conducted from the 480 metre level which is located approximately 40 metres below the ore zone. The main underground processing and infrastructure facilities are located on this level. The 500 metre level is accessed via a ramp from the 480 metre level. The 500 metre level provides for the main ventilation exhaust drift for the mine, the mine dewatering sump and additional processing facilities. All construction required for production has been completed.

Processing

Cigar Lake ore slurry is processed in two locations:

Cigar Lake – The ore slurry produced by the JBS is pumped to Cigar Lake’s underground crushing, grinding and thickening facility. The resulting finely ground, high density ore slurry is pumped 500 metres to surface to one of the two slurry holding tanks. It is blended and thickened, removing excess water. The final slurry is pumped into transport truck containers like the ones used at McArthur River.

Water from this process, including water from underground operations, is treated on the surface. Any excess treated water is released into the environment.

McClean Lake – Containers of ore slurry are trucked to Orano’s McClean Lake mill, 69 kilometres to the northeast for further processing (Leaching to Yellowcake Packaging).

Recovery and Metallurgical Testing

Cameco discloses that extensive metallurgical test work was performed on core samples of Cigar Lake ore over a seven-year period from 1992 to 1999. This work was used to design the McClean Lake mill circuits relevant to Cigar Lake ore and associated modifications. Samples used for metallurgical test work may not be representative of the deposit as a whole. Additional test work, completed in 2012 with drill core samples, verified that a high uranium recovery rate could be achieved regardless of the variability of the ore. Test work also concluded that more hydrogen gas evolution took place than previously anticipated, which resulted in modifications to the leaching circuit. Leaching modifications were completed in 2014.

The 1992 – 1999 work was performed in France at Orano’s SEPA test centre. The results of this test work have provided the core process criteria for the design of the additions and modifications required at the McClean Lake mill for processing Cigar Lake ore. To date, a range of monthly average ore grades, as high as 28% U3O8, have been processed at the McClean Lake milling facility. Based on the test results and past mill performance, an overall uranium recovery of 98.5% is expected.

There is a risk that elevated arsenic concentration in the mill feed may result in increased leaching circuit solution temperatures. The leach process cooling system was updated in 2016 and testing confirmed solution temperature control. Cameco disclosed that the plan is to continue to monitor leaching temperature.

Tailings

The Cigar Lake site does not have a TMF. The ore is processed at the McClean Lake mill. See Toll milling agreement below for a discussion of the McClean Lake TMF.

Waste Rock

The waste rock piles are separated into three categories:

●	clean rock – will remain on the mine site for use as aggregate for roads, concrete backfill and future site reclamation.
●	mineralized waste (>0.03% U3O8) – will be disposed of underground at the Cigar Lake mine; and
●	waste with acid-generating potential – temporarily stored on lined pads.

The latter two stockpiles are contained on lined pads; however, no significant mineralized waste has been identified during development to date.

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Production

Cameco’s mine plan is disclosed to be designed to extract all of the current Cigar Lake mineral reserves. The following is a general summary of the mine plan production schedule parameters on a 100% basis for these mineral reserves:

Total mill production

●	163 Mlbs of U3O8, based on current mineral reserves and an overall milling recovery of 98.5%
●	Full annual production of 18 Mlbs of U3O8. In 2016, Orano received approval to increase the annual production of the mill to 24 Mlbs U3O8.

Total mine production

●	472,000 tonnes of ore

Average annual mine production

●	100 to 200 tonnes per day during peak production, depending on ore grade.

Average mill feed grade

●	15.9% U3O8

In 2020, total packaged production from Cigar Lake was 10.1 Mlbs U3O8. Production was temporarily suspended twice in 2020 due to precautionary measures taken with the increasing risks posed by the COVID-19 pandemic.

An initial suspension was announced in March 2020 with the operations moving to care and maintenance in April. In September the mine was safely restarted. As planned, it took about two weeks to achieve initial production once the mine was restarted.

As announced by Cameco in December 2020, production at the Cigar Lake mine was temporarily suspended again as a precautionary measure with a negative trend in the pandemic in Saskatchewan which created increased uncertainty for the continuous operation of the mine due to access to qualified operational personnel.

Cameco disclosed that its production and development plans for 2021 are uncertain as the Cigar Lake mine remains suspended and a restart of the operation and the production rate will be dependent on the ability to maintain safe and stable operating protocols along with a number of other factors, including how the COVID-19 pandemic is impacting the availability of the required workforce, how cases are trending in Saskatchewan, in particular in northern communities, and the views of the public health authorities.

As a result of the suspensions in production, Cameco has also experienced delays and deferrals in project work, including lower capital expenditures, which introduces potential risk to the production rate in 2022.

While Cigar Lake is on care and maintenance, Cameco has stated that it expects to incur costs of between $8 million and $10 million per month, which will be expensed directly to cost of sales.

Decommissioning and Financial Assurances

In 2002, the preliminary decommissioning plan for Cigar Lake was approved by the CNSC and the SMOE. The plan and the accompanying preliminary decommissioning cost estimate was revised when the CLJV renewed its federal licence in 2008. The CLJV further revised this plan and the accompanying preliminary decommissioning cost estimate ($49 million) and received its operating licence.

Cameco disclosed that it has submitted an update for the Cigar Lake preliminary decommissioning cost estimate ($62 million) and received the required regulatory approvals, and that letters of credit have been posted by it with the Saskatchewan government as financial assurances.

The reclamation and remediation activities associated with waste rock and tailings at the McClean Lake mill are covered by the plans and cost estimates for this facility.

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Water Inflow and Mine/Mill Development

Cigar Lake Water Inflow Incidents

From 2006 through 2008, the Cigar Lake project suffered several setbacks as a result of three water inflow incidents. The first occurred in 2006, resulting in the flooding of the then partially completed Shaft No. 2. The two subsequent incidents involved inflows in the mine workings connected to Shaft No. 1 and resulted in flooding of the mine workings. Cameco executed recovery and remediation plans for all three inflows. Re-entry into the main mine workings was achieved in 2010 and work to secure the mine was completed in 2011.

The mine is fully remediated and entered commercial production in 2015.

Increased Pumping Capacity

In 2012, Cameco increased the installed mine dewatering capacity to 2,500 cubic metres per hour. Mine water treatment capacity has been increased to 2,550 cubic metres per hour, and regulatory approval to discharge routine and non-routine treated water to Seru Bay is in place. Cameco disclosed that, as a result, it believes the operation has sufficient pumping, water treatment and surface storage capacity to handle the estimated maximum inflow.

Current Status of Development

Cameco disclosed that construction of all major permanent underground development and process facilities required for the duration of the mine life is complete. A number of underground access drifts and production cross-cuts remain to be driven as part of ongoing mine development to sustain production rates.

On surface, construction of all permanent infrastructure required to achieve nameplate capacity has been completed.

In alignment with planned production plans, underground mine development continued in 2020 between January to March and September to December. Development included focus on two new production panels in the eastern portion of the orebody along with initial access development towards the western portion. Development of the two production panels in the east was completed in 2020. Development in the western portion of the orebody is planned for 2021, along with further development in the eastern portion of the orebody to ensure new production panels are available in alignment with long-term production plans.

Cameco disclosed that during 2020 it has:

●	substantially completed the extension of the underground electrical distribution system and commenced the extension of the underground piping infrastructure to support mining the west portion of the orebody.
●	executed planned annual maintenance activities during the first two weeks of September, prior to the safe restart of production following the five-month precautionary suspension of production due to the COVID-19 pandemic.
●	executed production activities from three production tunnels in the eastern part of the orebody.
●	expanded the ground freezing program ensuring continued frozen ore inventory growth in alignment with planned long-term production plans; and
●	completed a project looking at alternative mining methods that have potential to be utilized as alternatives to the underground jet boring system at Cigar Lake.

Cameco disclosed that in 2021 it has:

●	continue surface freeze drilling and complete construction and commissioning of the freeze distribution infrastructure expansion in support of future production.
●	continue underground mine development on two new production tunnels as well as expand ventilation and access drifts in alignment with the long-term mine plan; and
●	substantially complete the expansion of the underground piping and infrastructure towards new production panels required to sustain production.

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Cameco discloses that McClean Lake mill has been expanded to process and package all Cigar Lake ore. Construction of the expanded facility was completed in 2016. Additional minor upgrades related to throughput optimization were completed in 2020.

Toll Milling Agreement

The McClean Lake joint venture agreed to process Cigar Lake’s ore slurry at its McClean Lake mill, according to the terms in its agreement with the CLJV: JEB toll milling agreement (effective January 1, 2002 and amended and restated effective November 30, 2011), dedicating the necessary McClean Lake mill capacity to process and package 18 Mlbs of Cigar Lake uranium concentrate annually.

The CLJV pays a toll milling fee and its share of milling expenses.

The McClean Lake mill started receiving Cigar Lake ore in March 2014 and produced its first drum of Cigar Lake yellowcake in October 2014. All of Cigar Lake’s ore slurry from current mineral reserves will be processed at the McClean Lake mill, operated by Orano. Orano does not expect any major infrastructure is necessary at McClean Lake mill in order to receive and process Cigar Lake’s mineral reserves. Minor upgrades related to throughput optimization were completed in 2020.

The McClean Lake joint venture commenced work in 2012 to optimize its TMF to accommodate all of Cigar Lake’s current mineral reserves. The first stage of the work is complete with additional work involving increasing the required elevation of a liner for the facility scheduled to take place from 2022 to 2024. With the liner extended, the tailing management facility is expected to have capacity to receive tailings from processing all of Cigar Lake’s current mineral reserves.

The McClean Lake joint venture is responsible for all costs of decommissioning the McClean Lake mill. As well, the joint venture is responsible for the liabilities associated with tailings produced from processing Cigar Lake ore at the McClean Lake mill.

The collective agreement between Orano and unionized employees at the McClean Lake mill expired on May 31, 2019. Unionized employees at the McClean Lake ratified a three-year collective bargaining agreement in November 2019.

Regulatory Approvals

There are three key permits that are required to operate the mine.

Operating and Processing Licences

Federally, Cigar Lake holds a “Uranium Mine Licence” from the CNSC with a corresponding Licence Conditions Handbook (LCH). Provincially, Cigar Lake holds an “Approval to Operate Pollutant Control Facilities” from the SMOE and a “Water Rights Licence to Use Surface Water and Approval to Operate Works” from the Saskatchewan Watershed Authority.

The CNSC licence was issued for an eight-year term in June 2013 and expires on June 30, 2021. The SMOE approval was renewed in 2017 and expires in 2023. The Saskatchewan Watershed Authority water rights licence was obtained in 1988 and was last amended in July 2011. It is valid for an undefined term.

The current Cigar Lake LCH authorizes an annual production rate up to 18 Mlbs per year. In 2016, Orano received approval to increase annual production of the McClean Lake mill to 24 Mlbs per year.

In Cameco’s management and discussion analysis for the three and six months ended June 30, 2021, Cameco disclosed that the Canadian Nuclear Safety Commission granted it a renewal of the Cigar Lake CNSC licence and that such renewed license is valid until June 30, 2031.

The CNSC licence is set to expire in June 2021. The CNSC has set an April date for the licence renewal hearing and it will be held virtually. At this time, Cameco has submitted all of the relevant supporting program documents and, along with the CNSC, are preparing the Commission Member Documents that the CNSC will review as part of this proceeding. The CNSC has yet to finalize intervener funding for this hearing.

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Water Treatment / Effluent Discharge System

The mine dewatering system was designed and constructed to handle both routine and non-routine water treatment and effluent discharge, and it has been approved and licenced by the CNSC and the SMOE.

The mine began discharging treated water to Seru Bay in August 2013 following the receipt of regulatory approvals.

The Cigar Lake orebody contains elements of concern with respect to the water quality and the receiving environment. The distribution of elements such as arsenic, molybdenum, selenium and others is non-uniform throughout the orebody, and this can present challenges in attaining and maintaining the required effluent concentrations.

Cameco discloses that there have been ongoing efforts to optimize the current water treatment process and water handling systems to ensure acceptable environmental performance, which is expected to avoid the need for additional capital upgrades and potential deferral of production.

Operating and Capital Costs

The following is a summary of the Cigar Lake operating and capital cost estimates stated by Cameco for the remaining life of mine, stated in constant 2020 dollars and reflecting a forecast life of mine mill production of 163.1 Mlbs.

Operating costs consist of annual expenditures at Cigar Lake to mine the ore, treat the ore underground, including crushing, grinding and density control, followed by pumping the resulting slurry to surface for transportation to McClean Lake.

Operating costs at McClean Lake consist of the cost of offloading and leaching the Cigar Lake ore slurry into uranium solution and further processing into calcined U3O8 product.

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Estimated capital costs to the CLJV include sustaining capital for Cigar Lake and McClean Lake mill, as well as underground development at Cigar Lake to bring mineral reserves into production. Overall, the largest capital cost at Cigar Lake is surface freeze drilling and brine distribution infrastructure. Other significant capital includes tunnel outfitting and mine development costs.

Cameco discloses that its expectations and plans regarding Cigar Lake, including forecasts of operating and capital costs, production and mine life are forward-looking information, and are based specifically on risks and assumptions discussed in the Cameco 2020 AIF. It further disclosed that it may change operating or capital spending plans in 2021, depending on the impact of COVID-19, uranium markets, its financial position, results of operations and other factors. Estimates of expected future production and capital and operating costs are inherently uncertain, particularly beyond one year and may change materially over time.

Exploration, Drilling, Sampling, Data Quality and Estimates

The Cigar Lake uranium deposit was discovered in 1981 by surface exploration drilling. Cameco disclosed that it focuses most of its exploration activities on mineral lease ML 5521. Orano is responsible for exploration activity on the 38 surrounding mineral claims. The data from the exploration program on the 38 mineral claims is not part of the database used for the estimate of the mineral resources and mineral reserves at Cigar Lake.

Exploration

After the 2006 water inflow events, it was recognized that more detailed geophysical information in the immediate deposit area was required. Since 2006, a number of geophysical surveys over the Cigar Lake deposit provided additional knowledge on geological structures and fault zones. In the fall of 2007, a supplementary geophysical program was conducted over a portion of the eastern area of the deposit to identify major structures within the sandstone column. Cameco states that this has allowed for better mine planning and mitigation of potential risk.

Drilling

The last diamond drillhole of the 1981 program was located south of Cigar Lake and was the discovery hole for the Cigar Lake uranium deposit. The deposit was subsequently delineated by surface drilling during the period 1982 to 1986, followed by several small campaigns of drilling for geotechnical and infill holes to 2007. Additional diamond drilling campaigns over the eastern part of the deposit and the western portion were conducted between 2007 and 2012, which targeted a broad range of technical objectives. From 2012 until 2016, Cameco operated diamond drilling programs mainly focused on surface ground freezing programs on the eastern part of the deposit. In 2016, Cameco initiated a surface delineation program on the western portion of the deposit, which ended in 2017.

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Average drill depths for surface delineation holes range from approximately 460 m to 500 m, with the majority of surface freezeholes drilled to a depth of approximately 462 m. Delineation drilling in the eastern area has been done at a nominal drillhole fence spacing of 25 to 50 m (east-west), with holes at 20 to 25 m (north-south) spacing on the fences. The approximate surface freezehole spacing is 7 x 7 metres.

The western area was historically drilled at a nominal drillhole fence spacing of 200 m, with holes at 20 m spacing on the fences. An additional 32 infill drillholes were completed in 2011 and 2012 by Cameco for select areas, locally reducing the drillhole spacing down to an approximate 15 x 15 m pattern. A total of 51,080 m, for 124 of holes, were drilled during the 2016 and 2017 drilling programs.

Drilling results have been used to delineate and interpret the 3-dimensional geometry of the mineralized areas, the lithostructural settings, the geotechnical conditions, and to estimate the distribution and content of uranium and other elements.

Surface freezehole drilling over the eastern part of the deposit was ongoing until the temporary suspension of activities in December. Drilling results obtained as of September, 2020 representing 89 additional freezeholes are reflected in the reported mineral resources and reserves.

Diamond drilling from underground is primarily to ascertain rock mass characteristics in advance of development and mining. Cigar Lake Mining Corporation, the previous operator, and Cameco have conducted underground geotechnical drilling since 1989 at Cigar Lake, with the exception of the period from 2007 to 2009 during which time the mine was flooded.

At one time, freezeholes were drilled from underground into the deposit for the purpose of freezing the ground prior to mining. No underground freezeholes have been drilled since 2006. None of them are currently used for freezing or for mineral resource and reserve estimation purposes.

Sampling, Analysis and Data Verification

Cameco discloses that vertical surface drilling generally represented the true thickness of the zone since the mineralization is flat. All holes are core drilled and gamma probed whenever possible. Cigar Lake uses a high-flux gamma probe designed and constructed by alphaNUCLEAR, a member of the Cameco group of companies. This high-flux gamma probe utilizes two Geiger Mϋller tubes to detect the amount of gamma radiation emanating from the surroundings. The count rate obtained from the high-flux probe is compared against chemical assay results to establish a correlation to convert corrected probe count rates into equivalent %U3O8 grades for use when assay results are unavailable. The consistency between probe data and chemical assays demonstrates that secular equilibrium exists within the deposit. Approximately 25% of the data used to estimate mineral resources is obtained from assays, and in these cases, the core depth is validated by comparing the downhole gamma survey results with a hand-held scintillometer on core before it is logged, photographed, and then sampled for uranium analysis. Attempts are made to avoid having samples cross geological boundaries.

When sampled, the entire core from each sample interval is taken for assay or other measurements that are used to characterize the physical and geochemical properties of the deposit, except for some of the earliest sampling in 1981 and 1982. This reduced the sample bias inherent when splitting core. Core recovery throughout the deposit has generally been very good. However, in areas of poor core recovery uranium grade determination is generally based on radiometric probe results.

Cameco states that the typical sample collection process at Cigar Lake included the following procedures:

●	marking the sample intervals on the core boxes, at the nominal 50 cm sample length, by a geoscientist
●	collection of the samples in plastic bags, taking the entire core;
●	documentation of the sample location, including assigning a sample number, and description of the sample, including radiometric values from a hand-held device;
●	bagging and sealing, with sample tags inside bags and sample numbers on the bags; and
●	placement of samples in steel drums for shipping.

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Cameco discloses that current sampling protocols dictate that all samples are collected and prepared under the close supervision of a qualified geoscientist in a restricted core processing facility. The core samples are collected and transferred from the core boxes to high-strength plastic sample bags, then sealed. The sealed bags are then placed in steel drums and shipped in compliance with the Transport of Dangerous Goods regulations with tamper-proof security seals. Chain of custody documentation is present from inserting samples into steel drums to the final delivery of results by SRC. All samples collected are prepared and analysed under the close supervision of qualified personnel at SRC, which is a restricted access laboratory licenced by the CNSC.

Since 2002, assay sample preparation has been done at SRC, which is independent of the participants of CLJV. It involves jaw crushing to 60% @ -2 mm and splitting out a 100 – 200 g sub-sample using a riffle splitter. The sub-sample is pulverized to 90% @ -106 microns using a puck and ring grinding mill. The pulp is then transferred to a labelled plastic snap top vial. Assaying by SRC involved digesting an aliquot of pulp in a 100 ml volumetric flask in concentrated 3:1 HCI:HNO3, on a hot plate for approximately one hour. The lost volume is then made up using deionized water prior to analysis by ICP-OES. Instruments used in the analysis are calibrated using certified commercial solutions.

Quality Control and Data Verification

As set forth above, the Company is not in a position to verify quality control and data verification measures at the Waterbury Lake / Cigar Lake project. The following information regarding quality control and data verification is solely based on Cameco’s disclosure in the Cameco 2020 AIF.

The quality assurance and quality control procedures used during the early drilling programs were typical for the time. The majority of uranium assays in the database were obtained from Loring Laboratories Ltd., which is independent of the participants of CLJV. For uranium assays up to 5% U3O8, 12 standards and two blanks were run with each batch of samples and for uranium assays over 5% U3O8, a minimum of four standards were run with each batch of samples.

More recent sample preparation and assaying is being completed under the close supervision of qualified personnel at SRC and includes preparing and analysing standards, duplicates and blanks. A standard is prepared and analysed for each batch of samples and one out of every 40 samples is analysed in duplicate. Samples that fail quality controls are re-analyzed.

The original database, which forms part of the database used for the current mineral resource and mineral reserve estimates, was compiled by previous operators. Many of the original signed assay certificates are available and have been reviewed by Cameco geologists.

In 2013, Cigar Lake implemented an SQL server based centralized geological data management system to manage all drillhole and sample related data. All core logging, sample collection, downhole probing and sample dispatching activities are carried out and managed within this system. All assay, geochemical and physical analytical results obtained from the external laboratory are uploaded directly into the centralized database, thereby mitigating potential for manual data transfer errors. The database used for the current mineral resource and mineral reserve estimates was validated by Cameco qualified geoscientists.

Additional data quality control measures taken include:

●	review of drillhole collar coordinates and downhole deviations in the database against planned location of the holes. Results were within acceptable tolerances;
●	comparison of the information in the database against the original data, including paper logs, assay certificates and original probing files. Assay and density measurements were verified against original documentation during the mineral resource estimate update with no discrepancies being observed;
●	validation of core logging information in plan and section views, and review of logs against photographs of the core;
●	checking for data errors such as overlapping intervals and out of range values. No issues were observed in 2020;
●	radiometric probes undergo annual servicing and re-calibration as well as additional checks including control probing to ensure precision and accuracy of the probes. No issues of significance were identified in 2020 with the exception of one radiometric probe which failed quality control checks and was sent for re-calibration. Potentially impacted drillholes were re-probed to ensure their accuracy; and
●	validating uranium grades comparing radiometric probing with core radioactivity measurements and sample assay results. Uranium grades were validated during the mineral resource update by comparing equivalent % U3O8 grades against sample assay results. The current correlation to convert corrected probe count rates into equivalent % U3O8 grades was deemed to be valid.

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Since the start of commercial production, Cameco has compared the uranium block model with mine production results on a quarterly basis to ensure an acceptable level of accuracy is maintained.

Cameco has stated that geoscientists, including a qualified person as such term is defined in NI 43-101, have witnessed or reviewed drilling, core handling, radiometric probing, logging and sampling facilities used at the Cigar Lake operation and consider the methodologies to be satisfactory and the results representative and reliable.

Cameco has stated they are satisfied with the quality of data and consider it valid for use in the estimation of mineral resources and reserves for Cigar Lake. Comparison of actual mine production with expected production supports this opinion.

The extent to which Cameco’s estimates of mineral resources and mineral reserves may be affected by the foregoing issues could vary from material gains to material losses.

Mineral Reserves and Resource Estimates

The following are mineral reserve and mineral resource estimates for Cigar Lake are as disclosed by Cameco in the Cameco 2020 AIF as at December 31, 2020.

Mineral Reserves

(tonnes in thousands; pounds in millions)

Reserves
Deposit	Proven			Probable			Total Mineral Reserves
	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Metallurgical Recovery
	(‘000s)	(% U3O8)	(Mlbs)	(‘000s)	(% U3O8)	(Mlbs)	(‘000s)	(% U3O8)	(Mlbs)	(%)
Cigar Lake	268.7	17.53	103.8	203.2	13.78	61.7	471.9	15.92	165.6	98.5

Note that the estimates in the above table:

●	Use a constant dollar average uranium price of approximately $45 (US) per pound U3O8
●	Are based on exchange rates of $1.00 US = $1.26 Cdn

Cameco reports mineral reserves as the quantity of contained ore supporting mining plans and provides an estimate of the metallurgical recovery for each uranium property. The estimate of the amount of valuable product that can be physically recovered by the metallurgical extraction process is obtained by multiplying the quantity of contained metal (content) by the planned metallurgical recovery percentage. The content of uranium in the table above are before accounting for estimated metallurgical recovery.

Mineral Resources

(tonnes in thousands; pounds in millions)

Resources
Deposit	Measured			Indicated			Total Measured and Indicated			Inferred
	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8
	(‘000s)	(% U3O8)	(Mlbs)	(‘000s)	(% U3O8)	(Mlbs)	(‘000s)	(% U3O8)	(Mlbs)	(‘000s)	(% U3O8)	(Mlbs)
Cigar Lake	32.9	7.61	5.5	309.4	14.55	99.3	342.3	13.88	104.8	186.3	5.55	22.8

Note that the estimates in the above table:

●	do not include amounts that have been identified as mineral reserves
●	do not have demonstrated economic viability
●	totals may not add due to rounding

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Key Assumptions, Parameters and Methods

Cameco discloses the following key assumptions in connection with the above mineral reserve and mineral resource estimates:

●	Mineral reserves have been estimated with an average allowance of 37% dilution at 0% U3O8.
●	Mineral reserves have been estimated based on 86% mining recovery. Mineral resources do not include dilution and mining recovery.
●	The mining rate is assumed to vary between 100 and 200 tonnes per day and a full mill production rate of approximately 18 Mlbs U3O8 per year.
●	Areas being mined must meet specific ground freezing requirements before jet boring begins.
●	An average uranium price of $45 (US) per pound U3O8 with a $1.00 (US) = $1.26 (Cdn) fixed exchange rate was used to estimate the mineral reserves, taking into account the annual forecast realized prices.

Cameco discloses the following key parameters in connection with the above mineral reserve and mineral resource estimates:

●	Grades of U3O8 were obtained from chemical assaying of drill core or from equivalent % U3O8 grades obtained from radiometric probing results. In areas of poor core recovery (usually < 75%) or missing samples, the grade was determined from probing.
●	When not measured, densities are determined using formulas based on the relation between density measurements of drill core and chemical assay grades.
●	Mineral resources have been estimated using a minimum mineralization thickness of 1.0 metre and a minimum grade of 1.0% U3O8.
●	Mineral reserves have been estimated on the basis of designed JBS cavities with positive economics from the estimated recovered uranium.
●	Reasonable expectation for eventual economic extraction of the mineral resources is based on the long-term forecast uranium price, anticipated production costs and the tonnage and grade of the mineralized areas.

Cameco discloses the following key methods in connection with the above mineral reserve and mineral resource estimates:

●	The geological interpretation of the orebody was done in section and plan views and in 3-dimensions from surface drillhole information.
●	Mineral resources and mineral reserves were estimated using 3-dimensional block models. Geostatistical conditional simulation (with sequential Gaussian simulation) and inverse distance squared methods were used to estimate the grade and density.
●	Maptek Vulcan and Leapfrog Geo software were used to generate the mineral resource and reserve estimates.

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ROUGHRIDER PROJECT

The information set out below is based on the Roughrider Technical Report, a copy of which is available under the Company’s profile at www.sedar.com.

In preparing the Roughrider Technical Report and the disclosure regarding the Roughrider Project in this Prospectus, including this Appendix “A”, the Company is relying on an exemption from completing certain items under Form 43-101F1, available under Part 9 of NI 43-101, as the Company has requested but was denied access to the necessary data from Rio Tinto and is not able to obtain the necessary information from the public domain. This exemption arises pursuant to Section 9.2(1) of NI 43-101, and exempts the Company and the authors of the Roughrider Technical Report from the requirements to perform an onsite visit of the Roughrider Project, and to complete those items in a technical report that require data verification, inspection of documents, or personal inspection of the property.

The information contained in the Roughrider Technical Report regarding the Roughrider Project is primarily extracted from the Historic Roughrider Technical Report and certain other publicly available sources as identified therein. The author of the Roughrider Technical Report did not conduct a visit to the Roughrider Project specifically for the Roughrider Technical Report, did not sample and assay portions of the deposit and did not review specific items prescribed by NI 43-101, as set forth herein.

Project Description, Location and Access

The Roughrider Project is located in the eastern Athabasca Basin of Northern Saskatchewan in Canada, approximately seven kilometres north of Points North, approximately 440 kilometres north of La Ronge and approximately 700 kilometres north of Saskatoon at the terminus of Provincial Road 905. The project lies within the uranium-rich Athabasca Basin uranium province, which contains several operating uranium mines and other significant deposits in various stages of development.

The Roughrider Project is comprised of one mineral lease (ML-5547) covering an area of approximately 597 hectares. The current lease shares boarders with claims held by the Waterbury Lake Uranium Corporation to the north and south, IsoEnergy Ltd. to the east, and to the west a joint venture between Orano, Denison Mines Inc and OURD (Canada) Co., Ltd.

The property can be accessed either by helicopter, fixed wing aircraft or by road from Points North Landing. Points North Landing is accessed from La Ronge via provincial Highway 102 to South End and then Provincial Road 905. A 7.5 km trail, generally only accessible by 4x4 vehicles, existed between the site and Provincial Road 905. A 2013 Advanced Exploration Technical Proposal completed by Rio Tinto Canada Uranium Corporation (“RTCU”) proposed upgrading of this trail to accommodate other vehicles. The closest electrical grid was indicated to be at Points North. Points North, as well as other local communities, are potential sources of labour in addition to personnel on a fly-in, fly-out rotation from distant communities (Uranium city, Saskatoon, Prince Albert, Regina and elsewhere). There are currently twice daily flights from Saskatoon, twice from Prince Albert, and once from La Ronge to Points North.

The McClean Lake mill complex (A Joint Venture between Orano (70%), Denison Mines (22.5%) and OURD Canada (7.5%)) is situated 11 km east of the project. It is a large uranium processing facility that is currently licenced to operate till 2027.

History and Exploration

After the discovery of the Rabbit Lake uranium deposit in 1968 by Gulf Minerals Ltd, Numac Oil and Gas (“Numac”) held the large Permit Number Eight containing the Midwest Lake and Dawn Lake areas. Between 1969 and 1972 airborne radiometric surveys, lake sediment sampling, and prospecting were conducted for uranium and radon. Numac, along with partners Bow Valley Industries and Esso Minerals, focus at the time was directed in the Midwest Lake area, which is adjacent to Rio Tinto’s current lease ML-5547.

The Dawn Lake project, located approximately six kilometres southeast of ML-5547, was initiated in 1976 by Asamera Oil Corporation (“Asamera”). Asamera’s work on the Esso North claim included INPUT-electromagnetic (“EM”) and aeromagnetic surveys, and very low frequency (VLF)-EM, magnetic and radiometric surveys. A moderate strength east-west trending conductor the eastern area of the ESSO North claim was identified as well as weaker northeast trending VLF-EM conductors. The east west conductor is located near the western boundary of the current Roughrider Project. Twenty-one drill holes were completed on the project as part of this campaign.

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The Saskatchewan Mining and Development Corporation (the “SMDC”) became the operator of the Dawn Lake joint venture in 1983. SMDC was a predecessor of Cameco. The Dawn Lake joint venture at the time included Cameco, Cogema Resources Inc (Now Orano Canada), Kepco Canada Ltd., and PNC Exploration Canada Ltd. SMDC conducted a Time Domain EM (“TEM”) geophysical survey in 1984 and drilled two holes targeting a weak TEM conductor, but no significant results were found. Exploration was halted until 1995, when an additional TEM survey was conducted and followed up with a single drill hole with no significant radioactivity. This hole is located within the Roughrider lease.

The Esso North Claim was part of the Dawn Lake project until its lapse in 2003. Mineral Claim S-107243 was acquired by Bullion Fund on January 30, 2004. Roughrider Uranium Corp purchased a ninety percent interest in the property from Bullion Fund on September 10, 2004, which retained a ten percent carried interest. Roughrider’s interest was transferred to Hathor on August 10, 2006 after it became a wholly-owned subsidiary. On April 12, 2007 Bullion Fund sold eight of their ten percent carried working interest to Terra, seven claims covering two projects (Midwest Northeast and South Russel), for a total of 56,360 acres. Included in this package was mineral claim S-107243. On March 24, 2008 Terra purchased the remaining two percent carried working interest from Bullion Fund, including mineral claim S-107243.

In February 2008, the Roughrider West Zone was discovered by Hathor and followed up by the Roughrider East Zone in September 2009. It was further delineated with drilling campaigns in the winter of 2009 and summer of 2010. The Roughrider Far East Zone was discovered during the winter drill program in 2011.

The Roughrider East Zone was defined by Hathor using approximately 88 diamond drill holes. It trends in a north-easterly direction with an approximate surface strike length of 120 m, a down-dip length of approximately 125 m, and is approximately 70 m across strike. Uranium mineralization occurs at a depth of approximately 250 m below surface and 30-50 m below the unconformity and has a vertical expression of up to 80 to 100 m.

On May 9, 2011 Hathor obtained all the outstanding shares of Terra, consolidating 100 percent ownership of the Midwest Northeast Project. On March 16, 2011 Hathor converted Claims S-107243, S-110759 and S-110760 to mineral leases ML-5544, ML-5545 and ML-5546 respectively.

SRK Consulting (Canada) Inc. completed the Historic Roughrider Technical Report. Included in the Historic Roughrider Technical Report are the Roughrider East and West Zones. The Far East zone was still being delineated at the time of the report.

The Company is treating the Historic Roughrider Technical Report and the mineral resource estimate therein as historical in nature and notes that a qualified person has not done sufficient work to classify the historical estimates as current mineral resources. There are no other recent estimates or data available for the Roughrider Project as of the date of this Prospectus and a detailed study of the current technical data relating to the property, together with the preparation of an updated development plan is required to be conducted in order to update these historical estimates as current resource estimates. The Company is disclosing the Historic Roughrider Technical Report and the estimates contained therein for illustrative purposes, as the Company believes it provides readers with relevant information regarding the Roughrider Project. There are numerous uncertainties inherent in the historical estimate, which is subject to all of the assumptions, parameters and methods used to prepare such historical estimate.

The Roughrider West Zone resource estimation was completed by Scott Wilson RPA authored by G. David Keller, P.Geo. (APGO#1235) with assistance from Dominic Chartier, P. Geo (APQ#874), both were “Independent qualified” persons for the purpose of NI 43-101 at the time of the Historic Roughrider Technical Report. A cut-off grade of 0.5% U3O8 was used and seven high-grade zones were identified. Low-grade mineralization with grades below 0.5% U3O8 is present but was not modelled due to its discontinuous nature.

Mineralization boundaries were created as grade shell boundaries in LeapFrog software using a 0.05% U3O8 cut-off for low-grade shells and 3% U3O8 for high-grade shells. It was completed at a cut-off of 0.05 percent U3O8 for the West Zone and 0.4 percent U3O8 for the East Zone, a U3O8 price of US$80 per pound was assumed with a recovery of 98%.

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TABLE 1: HISTORIC SRK MINERAL RESOURCE TABLE (FROM KELLER ET. AL, 2011)

Category	Quantity	Grade							Contained
	[Tonnes]	U_3O_8 [%]	As [%]	Co [%]	Cu [%]	Mo [%]	Ni [%]	Se [ppm]	U_3O_8 [lb]
West Zone									
Indicated High Grade Zone	58,200	10.68	0.17	0.03	0.41	0.22	0.15	46	13,703,000
Inferred High Grade Zone	36,600	13.07	0.69	0.10	0.57	0.26	0.55	56	10,546,000
Indicated Low Grade Zone	336,000	0.48	0.00	0.00	0.00	0.00	0.00	8	3,556,000
Inferred Low Grade Zone	7,000	0.31	0.00	0.00	0.00	0.00	0.00	4	48,000
Total Indicated West Zone	**394,200**	**1.98**	**0.03**	**0.00**	**0.06**	**0.03**	**0.02**	**13**	**17,207,000**
Total Inferred West Zone	**43,600**	**11.03**	**0.58**	**0.08**	**0.48**	**0.22**	**0.47**	**48**	**10,602,000**
East Zone									
Inferred Zone 1	26,000	12.17	0.02	0.01	1.49	0.05	0.01	15	6,970,000
Inferred Zone 2	30,000	13.34	0.03	0.01	1.34	0.13	0.02	49	8,930,000
Inferred Zone 3	32,000	17.39	0.03	0.01	0.15	0.14	0.02	22	12,140,000
Inferred Zone 4	3,000	1.34	0.00	0.00	0.08	0.03	0.00	9	80,000
Inferred Zone 5	11,000	1.65	0.01	0.01	0.40	0.14	0.01	14	390,000
Inferred Zone 6	12,000	3.57	0.01	0.01	1.05	0.06	0.01	31	940,000
Inferred Zone 7	5,000	6.84	0.00	0.00	0.04	0.03	0.00	13	680,000
Total East Zone Inferred	**118,000**	**11.58**	**0.02**	**0.01**	**0.86**	**0.10**	**0.02**	**27**	**30,130,000**
Combined East and West Zones									
Total Indicated	**394,200**	**1.98**	**0.03**	**0.00**	**0.06**	**0.03**	**0.02**	**13**	**17,207,000**
Total Inferred	**161,600**	**11.43**	**0.17**	**0.03**	**0.76**	**0.14**	**0.14**	**32**	**40,730,000**

*CIM Definition Standards have been followed for classification of mineral resources. The cut-off grade of 0.05 percent U_3O_8 for the West Zone and 0.4 percent U3O8 was for the East zone. U_3O_8 price of US$80 per pound and assumed. Reasonable prospect for economic extraction" assumes open pit extraction for West Zone and underground extraction for East Zone and metallurgical recovery of 98 percent. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Totals may not add correctly due to rounding.

Specific gravity in the Roughrider East zone varies significantly based on the degree of alteration and total uranium mineralization. Assay and specific gravity data were composited to 0.5 m in both the East and West zone. The datasets contained insufficient sample support to allow the calculation of specific gravity from the relationship with U3O8. No capping was applied to either zone.

Spatial distributions were modelled using traditional and normal score variograms for both U3O8 and specific gravity in the West Zone. One high-grade sub zone and one low-grade sub zone were created. All other models included combined data from the low- and high-grade domains. The East Zone uses a single variogram model for U3O8 composites. Specific gravity and deleterious elements were not modelled.

Uranium grades were estimated with ordinary kriging, on composite data restricted by modelled domains. For the West Zone, three estimation runs were used. The search ellipse for the first run used ranges equal to the variogram model, the second run used ranges equal to twice the variogram model and the ellipsoid for the third run was three times the variogram model ranges. In the East Zone, three estimation runs were used, the first estimation used a search ellipsoid equal to the variogram modelled ranges, the second estimation pass used a search ellipse equal to twice the modelled variogram ranges, and the third estimation pass considered a search ellipse of four time the modelled variogram ranges. Specific gravity was estimated using the same parameters as U3O8 in the West Zone and using an inverse distance squared function in the East Zone. Areas of limited specific gravity data were assigned the average of the specific gravity based on each sub-zone dataset. Potentially deleterious elements such as arsenic, cobalt, copper, molybdenum, nickel and selenium were estimated with ordinary kriging using the same variogram models and parameters as U3O8.

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RTCU has completed additional work on the property after acquisition of Hathor and has not released drilling, methods or assay results publicly nor issued an updated NI 43-101 compliant resource estimate. The price of uranium has decreased significantly and the U.S. dollar to Canadian dollar exchange rate changed materially since historic resources were published and may affect the assumption of “reasonable prospect for economic extraction”. The actual mineral resource of the Roughrider deposit may be more than or less than the published historic estimate.

The mining method contemplated in historical studies was underground raisebore mining, as is utilized at Cameco’s McArthur River mine. This mining method allowed for remote mining operations and blending of ore to produce a mill feed of approximately 3.3% U3O8. It was assumed that the sandstones and unconformity, lying about 200 m below surface, are water bearing and could only be developed with grout or freeze cover. Although most of the mineralized zones are located in basement granites, they are close enough to the unconformity (0-30 m) that the impact of any potential water ingress from the overlying sandstones and unconformity was planned to be mitigated by establishing a freeze wall that umbrellas the deposits. Ventilation raises may also be mined inside freeze walls.

In August 2011, Cameco Corporation launched an unsolicited bid to take-over Hathor but was outbid by Rio Tinto in October after a short a bidding war. On November 30, 2011 Rio Tinto completed the purchase of 70.2 percent of shares in Hathor and increased their holding to 88 percent by December 31, 2011. Finally, Rio Tinto completed the purchase of Hathor on January 12, 2012 through an indirect wholly-owned subsidiary and formed RTCU.

Subsequently, RTCU consolidated the three mining leases into Mining Lease 5547. Exploration continued in the winter of 2012 and four diamond drill holes were competed on exploration targets. In the summer of 2012, 32 diamond drill holes were completed, which included exploration holes and piezometer drill holes, as well as a soil sampling program and a ground gravity survey.

Updated drilling, engineering, mine design, geotechnical, assays, and other information has not been provided by RTCU and as such this summary can only comment on the various project parameters for the Roughrider Project based on publicly available data and the Historic Roughrider Technical Report. Changes in style of mineralization, grades, mine design, and geotechnical parameters may have occurred with additional study.

Based on publicly available information, in July of 2013, RTCU completed a technical report for Advanced Exploration to obtain Ministerial Approval pursuant to the Saskatchewan Environmental Assessment Act (the “2013 Report”) to construct, operate and decommission an advanced exploration operation on the Roughrider mineral claims. Highlights of this proposal were to upgrade the road, develop an exploration shaft and underground drifts to facilitate exploration drilling as well as the required facilities to support the operation. It is unknown if any of this work was completed as proposed.

Based on publicly available information, RTCU outlined a stakeholder identification and consultation program in the 2013 Report. The following factors were taken into account in determining stakeholders:

●	proximity to the project;
●	historical connections to the lands in the project area;
●	Watershed flow directions and prevailing winds in and around the site; and
●	engagement expectations.

Based on these criteria, the following entities organizations were identified as the primary stakeholders:

●	Hatchet Lake Denesuline First Nation;
●	Black Lake Denesuline First Nation;
●	Fond du Lac Denesuline First Nation;
●	Barren Lands First Nation (Brochet);
●	Northlands Denesuline First Nation (Lac Brochet);
●	Southend/Kinoosao – Peter Ballantyne Cree Nation (PBCN);
●	Northern Region 1, Métis Nation of Saskatchewan;
●	Northern Settlement of Wollaston Lake; ans
●	Northern Settlement of Stony Rapids.

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In addition to the above the Northern Saskatchewan Environmental Quality Committee (EQC) was also identified as a primary stakeholder. The EQC is a body composed of representatives from some 32 northern municipal and First Nation communities in northern Saskatchewan. Each member is nominated by the communities identified as “primary impact communities” for uranium mining operation in the region.

According to Rio Tinto’s 2017 annual report, it re-evaluated the Roughrider Project and started to write-down the project. In 2017 they completed the impairment and announced an end to further expenditure at the Roughrider Project. There is currently no published plan or timeline to resume work on the project.

Geological Setting, Mineralization, and Deposit Types

The deposit lies within the uranium-rich Athabasca Basin which covers over 85,000 km2 in northern Saskatchewan and northeastern Alberta. It is elongated along an east-west axis. The basin contains a relatively undeformed and unmetamorphosed sequence of Mesoproterozoic clastic rocks, the Athabasca Supergroup. These rocks lie unconformably on the deformed and metamorphosed rocks of the Churchill Province of the Archean Canadian Shield. The Province is divided into the Hearne (east) and Rae (west) Cratons.

The Hearne Craton beneath the eastern Athabasca Basin is comprised of variably reworked Archean basement, dominated by granitic domes and foliated to gneissic granitoid rocks with infolded outliers of Paleoproterozoic metasedimentary rocks. The structural and tectonic regime of the area has been influenced strongly by collisional tectonics between the Hearne and Superior Cratons during the early Proterozoic Trans-Hudson Orogen, which occurred approximately 1.9 to 1.77 billion years (“Ga”) ago.

The Wollaston Supergroup is divided into the Courtenay Lake-, Souter Lake-, Daly Lake and Geikie River Groups (Yeo and Delaney, 2007). While these are all present within the northeastern part of the Wollaston Domain, many of the Formations within these Groups are missing (ibid.). The majority of the remaining lithologies are metapelite, with minor volcanics, conglomerates and arkoses. Typically, metamorphic grades exhibited in the basement rocks on the eastern side of the Athabasca Basin range from Upper Amphibolite to Granulite facies.

The Roughrider deposit lies along the transition between the western Wollaston and eastern Mudjatik domains. This transition contains high proportions of pelitic, quartzose, and arkosic paragneiss that are isoclinally folded and interleaved with Archean orthogneiss and intruded by abundant pegmatite (Jefferson et. al., 2007). The stratigraphy of the Archean basement has not been differentiated. Most ages in the area range between 2650 Ma to 2500 Ma (ibid.). The older rocks are in turn unconformably overlain by the Mesoproterozoic Athabasca Supergroup.

The overlying Athabasca (Super-) Group in the project is represented by the Bird and Collins Formations of the Manitou Falls Group. These are comprised of upward fining conglomerate quartz arenite cycles (Bird Formation) and pebbly quartz arenites (Collins Formation).

The Roughrider deposit is an unconformity-associated deposit, characterized by pods, veins and semi-massive replacements, consisting mainly of pitchblende, at the basal unconformity contact between Proterozoic red-bed sediments of the Athabasca Supergroup (approximately 1.8 Ga to less than 1.55 Ga) and metamorphosed Archean and Mesoproterozoic basement rocks, primarily comprised of supracrustal gneiss with graphitic metapelite (ibid.). The majority of the ore lies in the basement rocks, placing it into the “ingress” style of unconformity-associated deposits (ibid.).

As of September 2011, the focus of the Roughrider Uranium deposit was three separate zones, Roughrider West, East and Far East Zones.

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Mineralization is mono-metallic, occurs as stacked parallel lenses separated by intervals of barren or weakly mineralized (less than 0.5% U3O8) host rock and dipping with a moderate plunge to the north-east. It is highly variable in thickness and style, with high-grade mineralization predominantly medium to coarse grained semi-massive to massive pitchblende. The texture is primarily “worm-rock” and texturally complex redox controlled mineralization. Red to orange coloured iron oxides and yellow secondary uranium minerals, likely uranophane are also present as veinlets or filling voids within the primary mineralization. Low-grade mineralization occurs as either disseminated grains of pitchblende, fracture filling or veins of pitchblende.

Galena is present in the uranium mineralization in several habits and is presumed to have formed from the radioactive decay of uranium. Veinlets are up to five millimetres thick and can crosscut massive pitchblende or be found as anhedral masses or fine-grained sub-millimetre disseminated flecks throughout mineralized drill core. Copper is present, locally in concentrations greater than two percent with a maximum of 17 percent and on a zone-scale less of than one percent. It occurs as both thin veinlets and disseminated grains of chalcopyrite and various copper sulphides.

The Roughrider West Zone was discovered in February 2008, defined by hydrothermal clay alteration and uranium mineralization intersected in drill hole MWNE-08-12 of 5.29 percent U3O8 over 11.9 metres. It has been intersected along a northeast-southwest strike length of approximately 200 m with an across strike length of 100 m. Mineralization occurs at depths between 190 m and 290 m below surface and is confined to an east west trending corridor of deformation dipping to the north. Historically, the West Zone is modelled as a number of high-grade lenses of mineralization greater than 3% U3O8 encased within an envelope of lower grade mineralization defined by a 0.05% U3O8 cut-off. Mineralization plunges moderately to the north or northwest with sharp contacts between mineral lenses.

The Roughrider East Zone was discovered in September 2009 with the best historic intersection of 7.75 percent U3O8 over 63.5 m. Mineralization is located within the same east west deformation corridor as the Roughrider West and Far East Zone and is restricted to the basement rocks of both the Wollaston Group and Hudsonian igneous rocks extending up into the “Hanging Wall Wedge” and bound at depth by the Midwest dome. It trends north-easterly approximately 120 m long, 70 m across strike with a down-dip length of approximately 125 m. Uranium mineralization occurs at approximately 250 m below surface, 30 m to 50 m below the unconformity, and has a vertical extent of between 80 m and 100 m. The East Zone is historically modelled as stacked parallel lenses with a cut-off of 0.4% U3O8 dipping and plunging to the northeast. Abundant low-grade mineralization is present outside of the modelled stacked lenses.

Roughrider Far East Zone was discovered in February 2011 with mineralization intersected in 15 of 17 holes drilled. The highest grade intersection of 3.26 percent U3O8 over 42.8 metres is from drill hole MWNE-11-698.

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APPENDIX “B”

AUDIT COMMITTEE CHARTER

URANIUM ROYALTY CORP.

(THE “COMPANY”)

1.	PURPOSE

1.1.	The audit committee of the Company (the “Committee”) is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws. Within this mandate, the Committee’s role is to:

(a)	support the board of directors of the Company (the “Board”) in meeting its responsibilities to shareholders;

(b)	enhance the independence of the external auditor;

(c)	facilitate effective communications between management and the external auditor and provide a link between the external auditor and the Board; and

(d)	increase the credibility and objectivity of the Company’s financial reports and public disclosure.

1.2.	The Committee will make recommendations to the Board regarding items relating to financial and regulatory reporting and the system of internal controls following the execution of the Committee’s responsibilities as described herein.

1.3.	The Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board may from time to time prescribe.

2.	COMPOSITION

2.1.	The Committee will consist of at least three members, the majority of whom are neither officers nor employees or control persons of the Company nor any of its associates or affiliates in accordance with Policy 3.1 of the TSX Venture Exchange Corporate Finance Manual and who meet the independence requirements of National Instrument 52-110 – Audit Committees, as same may be amended from time to time.

2.2.	The members of the Committee shall be appointed by the Board. The Committee members may be replaced by the Board, as the Board shall determine from time to time. There shall be a chair of the Committee, who shall be appointed by the Board.

3.	AUTHORITY

3.1.	In addition to all authority required to carry out the duties and responsibilities included in this Committee Charter, the Committee has specific authority to:

(a)	engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities;

(b)	communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

(c)	approve interim financial statements and interim management’s discussion and analyses on behalf of the Board.

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3.2.	The Committee shall have access to such officers and employees of the Company and to the Company’s external auditors, and to such information respecting the Company, as it considers being necessary or advisable in order to perform its duties and responsibilities.

4.	DUTIES AND RESPONSIBILITIES

4.1.	The overall duties and responsibilities of the Committee shall be as follows:

(a)	to assist the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices and internal controls and its approval of the Company’s annual and quarterly consolidated financial statements and related financial disclosure;

(b)	to establish and maintain a direct line of communication with the Company’s internal and external auditors and assess their performance;

(c)	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)	to report regularly to the Board on the fulfillment of its duties and responsibilities.

4.2.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b)	to pre-approve the retention of the independent auditor for all audit and any non-audit services, including tax services, and the fees for such non-audit services which are provided to the Company or its subsidiary entities;

(c)	to review the audit plan of the external auditors prior to the commencement of the audit;

(d)	to review with the external auditors, upon completion of their audit:

(i)	contents of their report;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Company’s financial and auditing personnel;

(iv)	co-operation received from the Company’s personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Company;

(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)	the non-audit services provided by the external auditors;

(e)	to discuss with the external auditors the quality and not just the acceptability of the Company’s accounting principles; and

(f)	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

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4.3.	The duties and responsibilities of the Committee as they relate to the Company’s internal auditors are to:

(a)	periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b)	review and approve the internal audit plan; and

(c)	review significant internal audit findings and recommendations, and management’s response thereto.

4.4.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a)	review the appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)	review compliance under the Company’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)	periodically review the Company’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

4.5.	The Committee is also charged with the responsibility to:

(a)	review the Company’s quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)	review and approve the financial sections of:

(i)	the annual report to shareholders;

(ii)	the annual information form;

(iii)	annual and interim management’s discussion and analyses;

(iv)	prospectuses;

(v)	news releases discussing financial results of the Company; and

(vi)	other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

(c)	review regulatory filings and decisions as they relate to the Company’s consolidated financial statements;

(d)	review the appropriateness of the policies and procedures used in the preparation of the Company’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)	review and report on the integrity of the Company’s consolidated financial statements;

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(f)	review the minutes of any Committee meeting of subsidiary companies;

(g)	review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)	review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information;

(i)	establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(j)	establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(k)	ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(l)	review the policies and procedures in effect for considering officers’ expenses and perquisites;

(m)	develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders; and

(n)	evaluate, annually, the adequacy of this Committee Charter and recommend any proposed changes to the Board.

5.	MEETINGS

5.1.	The quorum for a meeting of the Committee is a majority of the members of the Committee who are not officers or employees of the Company or of an affiliate of the Company, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and hear each other.

5.2.	The members of the Committee may determine their own procedures.

5.3.	The Committee may establish its own schedule that it will provide to the Board in advance.

5.4.	The external auditor is entitled to receive reasonable notice of every meeting of the Committee and to attend and be heard thereat.

5.5.	A member of the Committee or the external auditor may call a meeting of the Committee.

5.6.	The Committee will meet separately with the president of the Company and separately with the chief financial officer of the Company at least annually to review the financial affairs of the Company.

5.7.	The Committee will meet with the external auditor of the Company at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

5.8.	The chair of the Committee must convene a meeting of the Committee at the request of the external auditor, to consider any matter that the auditor believes should be brought to the attention of the Board or the shareholders.

6.	REPORTS

6.1.	The Committee will record its recommendations to the Board in written form which will be incorporated as a part of the minutes of the Board’s meeting at which those recommendations are presented.

7.	MINUTES

7.1.	The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

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